Exhibit 99.1

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023

CONTENTS	Pages

Independent auditor’s report	1 - 9

Consolidated statement of financial position	10

Consolidated statement of income	11 - 12

Consolidated statement of comprehensive income	13

Consolidated statement of changes in equity	14 -15

Consolidated statement of cash flows	16 - 18

Notes to the consolidated financial statements	19 - 170

S/	= Sol
US$	= U.S. Dollar
Bs	= Boliviano
$	= Colombian Peso
$	= Chilean Peso
¥, Yen	= Japanese Yen

Tanaka, Valdivia & Asociados Sociedad Civil de R. L

Report of the Independent Auditors
To the Shareholders and Directors of Credicorp Ltd.

Opinion

We have audited the consolidated financial statements of Credicorp Ltd. and Subsidiaries (hereinafter "the Group"), which comprise the consolidated statement of financial position as at December 31, 2024, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended; as well as the explanatory notes to the consolidated financial statements, which include a summary of material accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2024, and its consolidated financial performance and cash flows for the year then ended, in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board.

Basis for opinion

We conduct our audit in accordance with the International Standards on Auditing (ISAs) approved for application in Peru by the Board of Deans of Associations of Public Accountants of Peru. Our responsibilities under these standards are described in more detail in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code) together with the ethical requirements that are relevant to our audit of the financial statements in Peru, and we have complied with our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of the greatest importance in the audit of the financial statements for the current period. These matters were addressed in the context of the audit of the financial statements as a whole, and in forming our opinion thereon; so we do not provide a separate opinion on these matters. Based on the above, below is how each key issue was addressed during our audit.

Report of the Independent Auditors (continued)

We have complied with the responsibilities described in Auditor's responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to the risks of material misstatement assessed in the consolidated financial statements. The results of the audit procedures, including the procedures undertaken to address the matters mentioned below, form the basis for the audit opinion on the accompanying consolidated financial statements.

Key Audit Matters	Audit Response

Information Technology (IT) environment

The Group's information technology (IT) environment consists of an infrastructure of a large number of key systems for the processing of its operations, accounting records and preparation of its consolidated financial statements. In addition, the Group's Management has designed a series of automatic controls, interfaces between the systems and executed calculations of the applications; with the aim of ensuring the completeness and accuracy of accounting records and accurate financial reports, thus mitigating the potential risk of fraud or error.

For the above reasons, we consider the information technology environment to be a key matter, given that the Group depends on the efficient and continuous operation of IT applications as well as their automatic controls, so there is a risk that breaches in the IT control environment may result in accounting records being materially misstated.

With the support of our Information Technology (IT) specialists, our audit efforts focused on the key systems related to the processing of operations, accounting records and preparation of the Group's consolidated financial statements, for which we perform the following procedures:
- Evaluation of the Group's IT governance framework.
- Understanding of the control environment and identification of risks of IT processes.
- Testing key controls over application and data access management, program changes and application development and IT operations.
- Testing of the design and operational effectiveness of the key automatic controls identified in the various relevant processes of the Group.
- Testing of the design and operational effectiveness of applicable compensation controls.

Expected credit loss on the loan portfolio

As described in notes 3(j), 7 and 30.1, the measurement of the expected credit loss (ECL) estimate for the loan portfolio is determined in accordance with the requirements of an ECL model. This model employs the probability of default (PD) as one of its key assumptions.	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the calculation of the allowance for loan losses. The controls we tested related, among others, to the significant assumptions described above, which included controls over the calculation of the PD, including the data inputs used and the governance and oversight controls over the review of the overall ECL model and the related calculation.

Report of the Independent Auditors (continued)

Key Audit Matters	Audit Response

Auditing the allowance for loan losses was complex and required the application of significant auditor effort in evaluating management’s calculation due to the inherent complexity related to the PD assumption, including the forward-looking forecasts for multiple economic scenarios and their probability weighting. The ECL is a significant estimate for which variations in model methodology, assumptions and judgments can have a material effect on the measurement of the allowance for loan losses.

Our audit procedures, in which we involved professionals with specialized skills and knowledge in matters related to allowance for loan losses in accordance with IFRS 9, Financial Instruments, included, among others, assessing whether the methodology and assumptions used to estimate the ECL were consistent with the requirements of IFRS 9. We also performed an independent recalculation of the allowance for loan losses for a sample of loan portfolio, with an emphasis on the PD assumption due to its relevance within the ECL measurement and assessed the reasonableness of certain forward-looking assumptions used in the determination of the PD using publicly available information from third-party sources. We also assessed the adequacy of the related disclosures included in the consolidated financial statements.

Valuation of the liability for life insurance contracts under the general measurement model

As described in notes 3(e), 8, and 30.9 of the Group's consolidated financial statements, the liability for life insurance contracts under the general measurement model is calculated as the sum of the projected cash flows related to each portfolio of insurance contracts, considering their probability of occurrence. These projections include only the cash flows within the boundary of each contract in the portfolio. The cash flows are calculated based on current mortality tables and prevailing discount rates as key assumptions.

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls, related to the liability for life insurance contracts under the general measurement model. The controls we tested related, among others, to the governance and oversight controls over the review of the actuarial models, the related assumptions and data inputs used.

Report of the Independent Auditors (continued)

Key Audit Matters	Audit Response

Auditing the liability for life insurance contracts under the general measurement model was complex and required the application of significant auditor judgment due to the complexity of the actuarial models, the selection and use of judgmental assumptions and the interrelationship of these variables in measuring the liability. Changes in these assumptions, particularly the discount interest rate, could materially affect the liability for life insurance contracts under the general measurement model.
Our audit procedures, in which we involved our actuarial specialists to assist in evaluating the reasonableness of the liability for life insurance contracts under the general measurement model, included, among others, the evaluation of the methodology, actuarial models and assumptions used by the Company to measure life insurance contract liabilities in accordance with IFRS 17, Insurance Contracts. We also tested the completeness and accuracy of the underlying data used in the measurement of the liability for life insurance contracts. Our actuarial specialists also performed an independent recalculation of the liability for life insurance contracts and evaluated the reasonableness of the discount interest rate used for a sample of contracts. We also assessed the adequacy of the related disclosures included in the consolidated financial statements.

Other information included in the Group's 2024 Annual Report

Other information consists of the information included in the Annual Report, other than the consolidated financial statements and our audit report thereon. Management is responsible for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge gained in the audit or whether it otherwise appears to be materially misstated. If, based on the work we have done, we conclude that there is a material error in this other information, we are obliged to report that fact. We have nothing to report in this regard.

Responsibilities of the Group's management and those charged with corporate governance for the consolidated financial statements

Report of the Independent Auditors (continued)

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either or to cease operations, or has no realistic alternative but to do so.

Those charged with corporate governance are responsible for overseeing the Group's financial reporting.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements

As part of an audit in accordance with the International Standards on Auditing (ISAs) approved for application in Peru by the Board of Deans of Associations of Public Accountants of Peru, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

-
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

-
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

-	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
-
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

Report of the Independent Auditors (continued)

-
Evaluate the overall presentation, structure and content of the consolidated financial statements, including disclosures, and whether the consolidated financial statements including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

-
Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate to those charged for the Group's corporate governance, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with corporate governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Report of the Independent Auditors (continued)

From the matters communicated with those charged with corporate governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Lima, Peru
February 27, 2025

Endorsed by:

Victor Tanaka
Partner-in-Charge
C.P.C.C. Registration No. 25613

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024 AND 2023

	Note	2024	2023		Note	2024	2023
		S/(000)	S/(000)			S/(000)	S/(000)
Assets				Liabilities

Cash and due from banks:				Deposits and obligations:
Non-interest-bearing		7,535,259	7,952,371	Non-interest-bearing		47,160,191	42,234,498
Interest-bearing		40,119,937	25,978,577	Interest-bearing		114,681,875	105,470,496
	4	47,655,196	33,930,948		13(a)	161,842,066	147,704,994

Cash collateral, reverse repurchase agreements and securities borrowing	5(a)	1,033,177	1,410,647	Payables from repurchase agreements and securities lending	5(b)	9,060,710	10,168,427
				Due to banks and correspondents	14(a)	10,754,385	12,278,681
Investments:				Due from customers on banker’s acceptances	3(n)	528,184	412,401
At fair value through profit or loss	6(a)	4,715,343	4,982,661	Lease liabilities	11(b)	404,817	512,579
				Financial liabilities at fair value through profit or loss	3(y)	151,485	641,915
				Insurance contract liability	8(b)	13,422,285	12,318,133
At fair value through other comprehensive income		34,208,187	32,774,078	Bonds and notes issued	15	17,268,443	14,594,785
At fair value through other comprehensive income				Deferred tax liabilities, net	17(c)	59,025	107,517
pledged as collateral		5,934,451	4,269,862	Other liabilities	12	7,620,306	6,993,691
	6(b)	40,142,638	37,043,940
				Total liabilities		221,111,706	205,733,123
Amortized cost		7,904,517	7,924,830
Amortized cost pledged as collateral		1,063,360	2,264,097
	6(c)	8,967,877	10,188,927
				Equity	16
Loans, net:	7
Loans		145,732,273	144,976,051	Equity attributable to Credicorp's equity holders:
Allowance for loan losses		(7,994,977)	(8,277,916)
		137,737,296	136,698,135	Capital stock		1,318,993	1,318,993
				Treasury stock		(208,879)	(208,033)
Financial assets designated at fair value through profit				Capital surplus		176,307	228,239
or loss	3(f)	932,734	810,932	Reserves		27,202,665	26,252,578
Reinsurance contract assets	8(a)	841,170	872,046	Other Reserves		214,627	295,783
Property, furniture and equipment, net	9	1,438,609	1,357,525	Retained earnings		5,642,738	4,572,444
Due from customers on banker’s acceptances	7(b)	528,184	412,401			34,346,451	32,460,004
Intangible assets and goodwill, net	10	3,289,157	3,225,499	Non-controlling interest		630,783	647,061
Right-of-use assets, net	11(a)	402,538	499,715
Deferred tax assets, net	17(c)	1,170,866	1,182,195	Total equity		34,977,234	33,107,065
Other assets	12	7,234,155	6,224,617
Total assets		256,088,940	238,840,188	Total liabilities and equity		256,088,940	238,840,188

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Note	2024	2023	2022
		S/(000)	S/(000)	S/(000)

Interest and similar income	19	19,869,256	18,798,495	15,011,282
Interest and similar expenses	19	(5,754,125)	(5,860,523)	(3,919,664)
Net interest, similar income and expenses		14,115,131	12,937,972	11,091,618

Provision for credit losses on loan portfolio	7(c)	(3,943,301)	(3,957,143)	(2,158,555)
Recoveries of written-off loans		423,854	334,798	347,017
Provision for credit losses on loan portfolio, net of recoveries		(3,519,447)	(3,622,345)	(1,811,538)

Net interest, similar income and expenses, after provision for credit losses on loan portfolio

		10,595,684	9,315,627	9,280,080

Other income
Commissions and fees	20	4,052,103	3,804,459	3,642,857
Net gain on foreign exchange transactions		1,359,805	886,126	1,084,151
Net gain on securities	21	362,295	425,144	5,468
Net gain on derivatives held for trading		156,195	53,665	65,187
Exchange difference result		(41,058)	45,778	387
Others	25	514,779	440,653	268,046
Total other income		6,404,119	5,655,825	5,066,096

Insurance and reinsurance result
Insurance service result	22	1,693,617	1,602,421	1,302,347
Reinsurance result	22	(494,597)	(391,321)	(460,899)
Total insurance and reinsurance result		1,199,020	1,211,100	841,448

Other expenses
Salaries and employee benefits	23	(4,676,436)	(4,265,453)	(3,902,161)
Administrative expenses	24	(4,183,775)	(3,803,203)	(3,414,065)
Depreciation and amortization	9 and 10	(570,830)	(511,174)	(485,207)
Impairment loss on goodwill	10(b)	(27,346)	(71,959)	−
Depreciation for right-of-use assets	11(a)	(142,640)	(147,833)	(151,282)
Others	25	(773,269)	(534,601)	(364,298)
Total other expenses		(10,374,296)	(9,334,223)	(8,317,013)

CONSOLIDATED STATEMENT OF INCOME (CONTINUED)

	Note	2024	2023	2022
		S/(000)	S/(000)	S/(000)

Net result before income tax		7,824,527	6,848,329	6,870,611
Income tax	17(b)	(2,201,275)	(1,888,451)	(2,110,501)
Net result after income tax		5,623,252	4,959,878	4,760,110

Attributable to:
Credicorp’s equity holders		5,501,254	4,865,540	4,647,818
Non-controlling interest		121,998	94,338	112,292
		5,623,252	4,959,878	4,760,110

Net basic and dilutive earnings per share attributable to Credicorp's equity holders (in soles):

Basic	26	69.24	61.22	58.44
Diluted	26	69.09	61.08	58.32

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

		2024	2023	2022
		S/(000	S/(000)	S/(000)

Net profit for the period		5,623,252	4,959,878	4,760,110
Other comprehensive income:
To be reclassified to profit or loss in subsequent periods:

Net gain (loss) on investments at fair value through other comprehensive income	16(d)	205,765	1,334,943	(1,614,053)
Income tax	16(d)	5,118	(58,489)	82,459
		210,883	1,276,454	(1,531,594)

Net movement of cash flow hedge reserves	16(d)	13,925	(17,443)	1,246
Income tax	16(d)	(4,030)	5,104	(158)
		9,895	(12,339)	1,088

Insurance reserves	16(d)	(70,176)	(762,811)	1,144,140
		(70,176)	(762,811)	1,144,140

Exchange differences on translation of foreign operations	16(d)	(114,142)	73,464	(302,083)
Net movement in hedges of net investments in foreign businesses	16(d)	−	18,950	39,587
		(114,142)	92,414	(262,496)

Total		36,460	593,718	(648,862)

Not to be reclassified to profit or loss in subsequent periods:

Gain (loss) on equity instruments designated at fair value through other comprehensive income	16(d)	15,684	(8,329)	(38,563)
Transfer of fair value reserve to accumulated results	16(d)	(137,787)	−	−
Income tax	16(d)	8,439	(3,791)	2,109
Total		(113,664)	(12,120)	(36,454)

Total other comprehensive income	16(d)	(77,204)	581,598	(685,316)

Total comprehensive income for the period, net of income tax		5,546,048	5,541,476	4,074,794

Attributable to:
Credicorp's equity holders		5,420,098	5,437,495	3,967,497
Non-controlling interest		125,950	103,981	107,297
		5,546,048	5,541,476	4,074,794

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Attributable to Credicorp's equity holders.
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income	Instruments that will be reclassified to the consolidated statement of income
	Capital stock	Shares of the Group	Share-based payment	Capital surplus	Reserves	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interest	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances as of January 1, 2022	1,318,993	(204,326)	(3,208)	228,853	21,364,272	206,885	(139,500)	(273)	−	337,037	3,183,119	26,291,852	540,672	26,832,524
Changes in equity in 2022 -
Net profit for the year	−	−	−	−	−	−	−	−	−	−	4,647,818	4,647,818	112,292	4,760,110
Other comprehensive income, Note 16(d)	−	−	−	−	−	(36,477)	(1,516,059)	1,061	1,133,536	(262,382)	−	(680,321)	(4,995)	(685,316)
Total comprehensive income	−	−	−	−	−	(36,477)	(1,516,059)	1,061	1,133,536	(262,382)	4,647,818	3,967,497	107,297	4,074,794
Transfer of retained earnings to reserves, Note 16(c)	−	−	−	−	2,354,859	−	−	−	−	−	(2,354,859)	−	−	−
Dividend distribution, Note 16(e)	−	−	−	−	−	−	−	−	−	−	(1,196,422)	(1,196,422)	−	(1,196,422)
Dividends paid to non-controlling interest of subsidiaries	−	−	−	−	−	−	−	−	−	−	−	−	(48,577)	(48,577)
Non-controlling interest stock put option	−	−	−	−	(42,964)	−	−	−	−	−	−	(42,964)	−	(42,964)
Minority purchase	−	−	−	−	−	−	−	−	−	−	−	−	(5,877)	(5,877)
Purchase of treasury stock, Note 16(b)	−	−	(1,923)	(81,682)	−	−	−	−	−	−	−	(83,605)	−	(83,605)
Sale of treasury stocks	−	−	231	9,718	−	−	−	−	−	−	−	9,949	−	9,949
Share-based payment transactions	−	−	1,708	74,667	(16,541)	−	−	−	−	−	−	59,834	−	59,834
Others	−	−	−	−	−	−	−	−	−	−	(2,497)	(2,497)	(1,946)	(4,443)
Balances as of December 31, 2022	1,318,993	(204,326)	(3,192)	231,556	23,659,626	170,408	(1,655,559)	788	1,133,536	74,655	4,277,159	29,003,644	591,569	29,595,213

Balances as of January 1, 2023	1,318,993	(204,326)	(3,192)	231,556	23,659,626	170,408	(1,655,559)	788	1,133,536	74,655	4,277,159	29,003,644	591,569	29,595,213
Changes in equity in 2023 -	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Net profit for the year	−	−	−	−	−	−	−	−	−	−	4,865,540	4,865,540	94,338	4,959,878
Other comprehensive income, Note 16(d)	−	−	−	−	−	(12,247)	1,258,137	(12,191)	(754,192)	92,448	−	571,955	9,643	581,598
Total comprehensive income	−	−	−	−	−	(12,247)	1,258,137	(12,191)	(754,192)	92,448	4,865,540	5,437,495	103,981	5,541,476
Transfer of retained earnings to reserves, Note 16(c)	−	−	−	−	2,593,598	−	−	−	−	−	(2,593,598)	−	−	−
Dividend distribution, Note 16(e)	−	−	−	−	−	−	−	−	−	−	(1,994,037)	(1,994,037)	−	(1,994,037)
Dividends paid to non-controlling interest of subsidiaries	−	−	−	−	−	−	−	−	−	−	−	−	(62,051)	(62,051)
Subsidiary acquisition	−	−	−	−	−	−	−	−	−	−	−	−	14,192	14,192
Minority purchase	−	−	−	−	−	−	−	−	−	−	−	−	(1,773)	(1,773)
Purchase of treasury stock, Note 16(b)	−	−	(2,279)	(83,296)	−	−	−	−	−	−	−	(85,575)	−	(85,575)
Share-based payment transactions	−	−	1,764	79,979	(12,225)	−	−	−	−	−	−	69,518	−	69,518
Dividends not collected	−	−	−	−	11,579	−	−	−	−	−	−	11,579	−	11,579
Result from exchange of strategic shares	−	−	−	−	−	−	−	−	−	−	14,425	14,425	−	14,425
Others	−	−	−	−	−	−	−	−	−	−	2,955	2,955	1,143	4,098
Balances as of December 31, 2023	1,318,993	(204,326)	(3,707)	228,239	26,252,578	158,161	(397,422)	(11,403)	379,344	167,103	4,572,444	32,460,004	647,061	33,107,065

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to Credicorp's equity holders.
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income	Instruments that will be reclassified to the consolidated statement of income
	Capital stock	Shares of the Group	Share-based payment	Capital surplus	Reserves	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interest	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances as of January 1, 2024	1,318,993	(204,326)	(3,707)	228,239	26,252,578	158,161	(397,422)	(11,403)	379,344	167,103	4,572,444	32,460,004	647,061	33,107,065
Changes in equity in 2024 -
Net profit for the year	−	−	−	−	−	−	−	−	−	−	5,501,254	5,501,254	121,998	5,623,252
Other comprehensive income, Note 16(d)	−	−	−	−	−	24,116	206,271	9,770	(69,383)	(114,143)	−	56,631	3,952	60,583
Transfer of fair value reserve to retained earnings, note 16(d)	−	−	−	−	−	(137,787)	−	−	−	−	−	(137,787)	−	(137,787)
Total comprehensive income	−	−	−	−	−	(113,671)	206,271	9,770	(69,383)	(114,143)	5,501,254	5,420,098	125,950	5,546,048
Transfer of fair value reserve of equity instruments designated at FVOCI due to sale of Alicorp shares	−	−	−	−	−	−	−	−	−	−	137,787	137,787	−	137,787
Transfer of retained earnings to reserves, Note 16(c)	−	−	−	−	1,778,787	−	−	−	−	−	(1,778,787)	−	−	−
Dividend distribution, Note 16(e)	−	−	−	−	−	−	−	−	−	−	(2,788,657)	(2,788,657)	−	(2,788,657)
Distribution of extraordinary dividends, Note 16(d)	−	−	−	−	(875,991)	−	−	−	−	−	−	(875,991)	−	(875,991)
Dividends paid to non-controlling interest of subsidiaries	−	−	−	−	−	−	−	−	−	−	−	−	(106,922)	(106,922)
Minority purchase Mibanco Colombia	−	−	−	−	42,964	−	−	−	−	−	−	42,964	(36,781)	6,183
Purchase of treasury stock, Note 16(b)	−	−	(2,434)	(108,460)	−	−	−	−	−	−	−	(110,894)	−	(110,894)
Share-based payment transactions	−	−	1,588	56,528	(954)	−	−	−	−	−	−	57,162	−	57,162
Dividends not collected	−	−	−	−	5,281	−	−	−	−	−	−	5,281	−	5,281
Others	−	−	−	−	−	−	−	−	−	−	(1,303)	(1,303)	1,475	172
Balances as of December 31, 2024	1,318,993	(204,326)	(4,553)	176,307	27,202,665	44,490	(191,151)	(1,633)	309,961	52,960	5,642,738	34,346,451	630,783	34,977,234

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Note	2024	2023	2022
		S/(000)	S/(000)	S/(000)

CASH AND CASH EQUIVALENTS FROM OPERATING ACTIVITIES
Net profit for the year		5,623,252	4,959,878	4,760,110

Adjustment to reconcile net profit to net cash arising from operating activities:
Provision for credit losses on loan portfolio	7(c)	3,943,301	3,957,143	2,158,555
Depreciation and amortization	9 and 10(a)	570,830	511,174	485,207
Depreciation of right-of-use assets	11(a)	142,640	147,833	151,282
Depreciation of investment properties	12(h)	9,098	8,115	7,107
Provision for sundry risks	25	315,214	95,873	43,846
Deferred (income) tax expense	17(b)	(54,943)	(76,088)	113,063
Net gain on securities	21	(362,295)	(425,144)	(5,468)
Impairment loss on goodwill	10(b)	27,346	71,959	−
Net gain of trading derivatives		(156,195)	(53,665)	(65,187)
Net Income from sale of property, furniture and equipment	25	(68,037)	(1,654)	(14,979)
(Gain) loss net from sale of seized and recovered assets		(27,172)	1,867	(11,355)
Expense for share-based payment transactions	23	104,848	83,328	81,679
Net gain from sale of written-off portfolio	25	(21,295)	(83,515)	(18,712)
Intangible losses due to withdrawals and dismissed projects	25	131,142	96,978	25,140
Others		145,492	3,005	28,840
Net changes in assets and liabilities
Net (increase) decrease in assets:
Loans		(4,461,273)	(1,105,306)	(5,385,064)
Investments at fair value through profit or loss		412,376	(456,626)	1,575,498
Investments at fair value through other comprehensive income		(2,555,702)	(5,164,701)	(460,914)
Cash collateral, reverse repurchase agreements and securities borrowings		383,427	(330,448)	622,589
Sale of written off portfolio		55,230	239,599	24,543
Other assets		(1,111,692)	520,331	413,307

Net increase (decrease) in liabilities
Deposits and obligations		13,286,449	2,271,524	(46,199)
Due to Banks and correspondents		(1,600,761)	3,455,502	1,804,784
Payables from repurchase agreements and securities lending		(1,111,676)	(2,790,671)	(9,034,940)
Bonds and notes issued		348,532	(2,213,122)	(298,572)
Short-term and low-value lease payments		(118,156)	(108,357)	(106,356)
Other liabilities		2,375,248	2,604,047	3,107,346
Income tax paid		(1,703,135)	(2,139,140)	(1,106,572)
Net cash flow from operating activities		14,522,093	4,079,719	(1,151,422)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

	Note	2024	2023	2022
		S/(000)	S/(000)	S/(000)
NET CASH FLOWS FROM INVESTING ACTIVITIES
Revenue from sale of property, furniture and equipment		98,223	53,152	5,373
Revenue from sale of investment property		47,100	−	(359)
Revenue from sales and reimbursement of investment to amortized cost		1,740,670	1,245,434	1,006,325
Purchase of property, furniture and equipment	9	(310,144)	(322,371)	(192,700)
Purchase of investment property	12(h)	(70,399)	(37,667)	(87,132)
Purchase of intangible assets	10(a)	(801,290)	(828,803)	(703,670)
Purchase of investment at amortized cost		(176,601)	(1,359,245)	(1,122,802)
Acquisition of subsidiaries, net of cash received		−	(5,564)	−
Net cash flows from investing activities		527,559	(1,255,064)	(1,094,965)

NET CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	16(e)	(3,664,648)	(1,994,037)	(1,196,422)
Dividends paid to non-controlling interest of subsidiaries		(106,777)	(62,051)	(48,577)
Principal payments of leasing contracts		(152,693)	(157,386)	(156,529)
Interest payments of leasing contracts		(22,828)	(25,574)	(25,054)
Purchase of treasury stock	16(b)	(110,894)	(85,575)	(83,605)
Sale of treasury stock		−	−	9,949
Acquisition of non-controlling interest		(36,781)	(1,773)	(5,877)
Subordinated bonds		2,284,200	62,044	(94,700)
Net cash flows from financing activities		(1,810,421)	(2,264,352)	(1,600,815)

Net increase (decrease) of cash and cash equivalents before effect of changes in exchange rate		13,239,231	560,303	(3,847,202)
Effect of changes in exchange rate of cash and cash equivalents		410,258	(760,651)	(1,325,381)
Cash and cash equivalents at the beginning of the period		33,920,614	34,120,962	39,293,545
Cash and cash equivalents at the end of the period	4(a)	47,570,103	33,920,614	34,120,962

Additional information
Interest received		19,896,077	18,658,791	14,717,523
Interest paid		(5,852,580)	(5,080,522)	(2,847,538)

Transactions that do not represent cash flow
Recognition of lease operations		45,463	103,715	108,751
Reclassification from investments at amortized cost to fair value with changes in equity		−	−	2,232,663
Sale option of minor shares of MiBanco Colombia		−	−	(42,964)

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

Reconciliation of liabilities arising from financing activities:

		Changes that generate cash flows		Changes that do not generate cash flows
2024	As of January 1, 2024	Received	Paid	Exchange difference	Others	As of December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Subordinated bonds	5,680,120	2,284,200	−	48,509	3,883	8,016,712
Lease liabilities	512,579	−	(175,521)	3,986	63,773	404,817
	6,192,699	2,284,200	(175,521)	52,495	67,656	8,421,529

		Changes that generate cash flows		Changes that do not generate cash flows
2023	As of January 1, 2023	Received	Paid	Exchange difference	Others	As of December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Subordinated bonds	5,738,414	284,944	(222,900)	(150,568)	30,230	5,680,120
Lease liabilities	578,074	−	(182,960)	(8,627)	126,092	512,579
	6,316,488	284,944	(405,860)	(159,195)	156,322	6,192,699

		Changes that generate cash flows		Changes that do not generate cash flows
2022	As of January 1, 2022	Received	Paid	Exchange difference	Others	As of December 31, 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subordinated bonds	6,061,301	−	(94,700)	(253,293)	25,106	5,738,414
Lease liabilities	655,294	−	(181,583)	(14,782)	119,145	578,074
	6,716,595	−	(276,283)	(268,075)	144,251	6,316,488

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023

1	OPERATIONS

Credicorp Ltd. (hereinafter “Credicorp” or the “Group”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and according to Bermuda's economic substance regulation, Credicorp Ltd. as an independent legal entity, is considered a “Pure Equity Holding Entity” (PEHE). Credicorp's activity is to maintain equity interests and receive passive income such as dividends, capital gains and other income from investments in securities.

In order to keep Credicorp's structure and organization fully aligned with the new legislation on economic substance approved by the Government of Bermuda on January 11, 2019, as of October 29, 2020, the decisions of the Credicorp Board of Directors will be limited to issues related to Credicorp's strategy, objectives and goals, main action plans and policies, risk control and management, annual budgets, business plans and control of their implementation, supervision of the main expenses, investments, acquisitions and disposals, among other “passive” decisions related to Credicorp. The authority to make decisions applicable to Credicorp's subsidiaries, such as the adoption of relevant strategic or management decisions, the assumption of expenses for the benefit of its affiliates, the coordination of group activities, and the granting of credit facilities in favor of its affiliates, it has been transferred to Grupo Crédito S.A., a subsidiary of Credicorp.

Credicorp, through its banking and non-banking subsidiaries and its associate Pacífico S.A. Entidad Prestadora de Salud (hereinafter Pacífico EPS), offers a wide range of financial, insurance and health services and products, mainly throughout Peru and in other countries (see Note 3 (b)). Its main subsidiary is Banco de Crédito del Perú (hereinafter “BCP” or the “Bank”), a multiple bank incorporated in Perú.

Credicorp's legal address is Clarendon House 2 Church Street Hamilton, Bermuda; likewise, the main offices from where Credicorp's businesses are managed are located at Calle Centenario N ° 156, La Molina, Lima, Perú.

The consolidated financial statements as of December 31, 2023, and for the year ended on that date were approved and authorized for issuance by the Board of Directors and Management on February 29, 2024, and presented for the Annual General Shareholders Meeting on March 27, 2024. The consolidated financial statements as of December 31, 2024, and for the year ended on that date, were approved by the Management on February 27,2025, and will be presented for final approval in the Annual General Meeting of Shareholders, which will be held within the deadlines established by law; in Management's opinion, these will be approved without modifications.

Due to the adoption of IFRS 17 Insurance Contracts on January 1, 2023, the Group has restated its consolidated financial statements as of December 31, 2022 and for the year ended on that date, which have been approved on February 29, 2024.

Credicorp is listed on the Lima and New York Stock Exchanges.

2	SIGNIFICANT TRANSACTIONS

Main acquisitions, incorporations and mergers -

Acquisition of the remaining 50.0 percent stake in Pacífico EPS and the joint venture with and Empresas Banmédica:

On November 01, 2024 Credicorp has entered into an agreement to acquire the 50.0 percent interest from Empresas Banmedica (“Banmedicá” hereafter) in the partnership and participation agreement entered into in December 2014 between Pacifico Compañía de Seguros y Reaseguros S.A. (“Pacifico Seguros”) and Banmédica.

The closing is subject to regulatory approvals and other customary closing conditions.

Pursuant to this acquisition, upon obtaining all required approvals and closing conditions, Banmédica will transfer its 50.0 percent interest in the private health insurance business in Peru (Joint Venture Agreement) to Pacifico Seguros. In addition, Banmédica will transfer its 50.0 percent interest in Pacifico S.A. Entidad Prestadora de Salud (“Pacifico EPS”), which manages the corporate employee health insurance and medical services businesses in Peru, to Credicorp's subsidiary, Grupo Crédito S.A.

3	MATERIAL ACCOUNTING POLICIES

The material accounting policies used in the preparation of Credicorp's consolidated financial statements are detailed below:

a)	Basis of presentation, use of estimates and changes in accounting policies –

The accompanying consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements as of December 31, 2024, and 2023, have been prepared following the historical cost criteria, except for investments at fair value through profit or loss, investments at fair value through other comprehensive income, financial assets designated at fair value through profit or loss, derivative financial instruments, and financial liabilities at fair value through profit or loss, which have been measured at fair value.

The consolidated financial statements are presented in soles (S/), which is the functional currency of Credicorp Ltd and subsidiaries, see paragraph (d) below, and values are rounded to thousands of soles, except when otherwise indicated.

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the consolidated financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including the expectation of future events that are believed to be reasonable under current circumstances. Actual results could differ from those estimates.

The most significant estimates included in the accompanying consolidated financial statements are related to the calculation of the allowance of the expected credit loss on loan portfolio and the estimation of the liability for life insurance contracts under the general valuation model.

There are also other estimates, such as: valuation of investments, liabilities for claims incurred, intangibles, goodwill impairment, credit loss for investments at fair value through other comprehensive income and investments at amortized cost, valuation of derivative financial instruments and deferred income tax. The accounting criteria for these estimates are described below.

The Group has adopted the following standards and amendments for the first time for its annual period beginning on or after January 1, 2024, as described below:

(i)	Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify the following points:

-	The meaning of the right to defer settlement of a liability.
-	That the right to defer settlement of the liability must exist at the end of the period.
-	That classification is not affected by the probability that the entity will exercise its right to defer settlement of the liability.
-	That only if any embedded derivative in a convertible liability represents an equity instrument, the terms of the liability would not affect its classification.

In addition, a disclosure requirement was introduced when a liability derived from a loan agreement is classified as non-current and the entity's right to defer settlement is subject to the fulfillment of future commitments within a period included in a twelve-month period.

The adoption of the modification did not have significant effects on the consolidated financial statements of the Group.

(ii)	Supplier Financing Agreements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier financing arrangements and require additional information about such arrangements to be disclosed. The objective of the disclosure requirements imposed by the amendments is to help users of financial statements have a better understanding of the effects of supplier financing arrangements on liabilities, cash flows and exposure to liquidity risk of an entity.

The adoption of the modification did not have significant effects on the consolidated financial statements of the Group.

b)	Basis of consolidation –

Investment in subsidiaries -
The consolidated financial statements comprise the financial statements of Credicorp and its Subsidiaries for all the years presented.

Under IFRS 10 “Consolidated Financial Statements”, all entities over which the Group has control are subsidiaries. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

-	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee),
-	Exposure, or rights, to variable returns from its involvement with the investee, and
-	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee.
-	Rights arising from other contractual arrangements.
-	The Group’s voting rights and potential voting rights.

The Group assesses whether or not it controls an investee if the facts and circumstances indicate that there are changes in any of the elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. The consolidated financial statements include assets, liabilities, income and expenses of Credicorp and its subsidiaries.

Profit or loss for the period and each component of the other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interest, even if this results in the non-controlling interest with a negative balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds) and others, are not part of the Group’s consolidated financial statements, Note 3(w).

Transactions with non-controlling interest -

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction (equity transaction) and any resulting difference between the price paid and the price for which non-controlling interests are adjusted is recognized directly in the consolidated statement of changes in equity.

The Group does not record any additional goodwill after the purchase of the non-controlling interest, nor does it recognize a gain or loss from the sale of the non-controlling interest.

Loss of control -

If the Group loses control over a subsidiary, it derecognizes the carrying amount of the related assets (including goodwill) and liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any residual investment retained is recognized at fair value.

Investments in associates -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but without exercising control over said policies.

The Group’s investments in its associates are recognized initially at cost and are subsequently accounted for using the equity method. They are included in “Other assets” in the consolidated statement of financial position; the returns resulting from the use of the equity method of accounting are included in “Net gain on securities” of the consolidated statement of income.

As of December 31, 2024 and 2023, the following entities comprise the Group (the individual or consolidated figures of their financial statements are presented in accordance with IFRS Accounting Standards and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury shares and its related dividends):
Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net profit (loss)
		2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2022
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Grupo Crédito S.A. and Subsidiaries (i)	Holding, Peru	100.00	100.00	231,724,646	213,520,111	197,418,592	181,336,108	34,306,054	32,184,003	5,179,505	4,562,831	4,598,002
Pacífico Compañía de Seguros y Reaseguros S.A and Subsidiaries (ii)	Insurance, Peru	98.86	98.86	17,890,138	16,549,171	14,504,765	13,443,688	3,385,373	3,105,483	765,767	803,384	460,326
Atlantic Security Holding Corporation and Subsidiaries (iii)	Capital Markets, Cayman Islands	100.00	100.00	6,014,937	6,870,781	5,026,510	5,729,744	988,427	1,141,037	569,689	474,780	228,474
Credicorp Capital Ltd. and Subsidiaries (iv)	Capital Markets and Asset management, Bermudas	100.00	100.00	5,235,733	5,817,259	4,070,432	4,655,097	1,165,301	1,162,162	58,501	(135,495)	31,089
CCR Inc.(v)	Special purpose Entity, Bahamas	100.00	100.00	260	347	4	69	256	278	(22)	(106)	(646)

(i)
Grupo Crédito is a company whose main activities are to carry out management and administration activities of the Credicorp Group's subsidiaries and invest in shares listed on the Peruvian Stock Exchange and unlisted shares of Peruvian companies. We present the individual or consolidated figures of their financial statements are presented in accordance with IFRS Accounting Standards and before eliminations for consolidation purposes:

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net profit (loss)
		2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2022
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Banco de Crédito del Perú and Subsidiaries (a)	Banking, Peru	97.74	97.74	211,086,260	193,804,856	184,934,666	168,645,448	26,151,594	25,159,408	5,311,804	4,583,662	4,683,775
Inversiones Credicorp Bolivia S.A. and Subsidiaries (b)	Banking, Bolivia	99.96	99.96	14,028,528	13,558,260	13,106,538	12,740,067	921,990	818,193	92,781	84,898	80,377
Prima AFP (c)	Private pension fund administrator, Peru	100.00	100.00	657,971	740,728	182,419	240,656	475,552	500,072	132,926	149,549	109,511
Tenpo SpA y Subsidiarias (d)	Financial Services, Chile	100.00	100.00	903,698	387,355	646,952	185,502	256,746	201,853	(118,344)	(111,692)	(124,748)

a)
BCP was established in 1889 and its activities are regulated by the Superintendency of Banks, Insurance and Pension Funds -Perú (the authority that regulates banking, insurance and pension funds activities in Perú, hereinafter “the SBS").

Its main Subsidiary is Mibanco, Banco de la Microempresa S.A. (hereinafter “MiBanco”), a banking entity in Perú oriented towards the micro and small business sector. As of December 31, 2024, the assets, liabilities, equity and net result of Mibanco amount to approximately S/16,947.3 million, S/14,279.3 million, S/2,668.0 million and S/309.1 million, respectively (S/16,897.8 million, S/13,902.2 million, S/2,995.6 million, and S/203.8 million, respectively  December 31, 2023).

b)
Inversiones Credicorp Bolivia S.A. (hereinafter  “ICBSA”) was established in February 2013 and its objective is to make capital investments for its own account or for the account of third parties in companies and other entities providing financial services, exercising or determining the management, administration, control and representation thereof, both nationally and abroad, for which it can invest in capital markets, insurance, asset management, pension funds and other related financial and/or stock exchange products.

Its principal Subsidiary is Banco de Crédito de Bolivia (hereinafter “BCB”), a commercial bank which operates in Bolivia. As of December 31, 2024, the assets, liabilities, equity and net result of BCB were approximately S/13,974.7 million, S/12,968.7 million, S/1,006.0 million and S/93.5 million, respectively (S/13,500.9 million, S/12,612.3 million, S/888.6 million and S/83.1 million, respectively as of December 31, 2023).

c)	Prima AFP is a private pension fund and its activities are regulated by the SBS.

d)
Tenpo SpA (hereinafter “Tenpo", before “Krealo SpA”) was established in Chile in January 2019; and is oriented to make capital investments outside the country. On July 1, 2019, Tenpo (Krealo SpA) acquired Tenpo Technologies SpA (before “Tenpo SpA”) and Tenpo Prepago S.A. (before “Multicaja Prepago S.A.”). This group of companies provides some financial products and is in the process of being approved by the Chilean Superintendency of Banks and Financial Institutions to grant a banking license and open Tenpo Bank.

(ii)
Pacífico Seguros is an entity regulated by the SBS and its activities comprise the contracting and management of all types of general risk and life insurance, reinsurance and property investment and financial operations. Its subsidiaries are Crediseguro Seguros Personales, Crediseguro Seguros Generales and Pacifico Asiste and it has Pacífico EPS as an associate, which are dynamic participants in the business of multiple and health insurance, respectively.

(iii)
Its most important subsidiary is ASB Bank Corp. (merged with Atlantic Security Bank on August 2021), was established in September 9, 2020 in the Republic of Panama; its main activities are private and institutional banking services and trustee administration, mainly for BCP’s Peruvian customers.

(iv)
Credicorp Capital Ltd. was formed in 2012, and its main subsidiaries are Credicorp Capital Holding Peru (owner of Credicorp Capital Perú S.A.A.), Credicorp Holding Colombia (owner of Credicorp Capital Colombia and Mibanco – Banco de la Microempresa de Colombia S.A.), and Credicorp Capital Holding Chile (owner of Credicorp Capital Chile), which carry out their activities in Peru, Colombia and Chile, respectively. We present below the consolidated financial statements in accordance with IFRS Accounting Standards before eliminations for consolidation purposes:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net profit (loss)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2022
	%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Credicorp Holding Colombia S.A.S. and Subsidiaries (a)	100.00	100.00	4,204,281	4,803,072	3,404,834	3,997,781	799,447	805,291	27,913	(163,342)	16,198
Credicorp Capital Holding Chile and Subsidiaries (b)	100.00	100.00	717,727	681,338	548,753	502,248	168,974	179,090	9,460	(10,716)	12,658
Credicorp Capital Holding Perú S.A. and Subsidiaries (c)	100.00	100.00	278,115	296,083	111,448	149,459	166,667	146,624	21,958	4,318	5,268

a)
Credicorp Holding Colombia was incorporated in Colombia on March 5, 2012, and its main purpose is the administration, management and increase of its equity through the promotion of industrial and commercial activity, through investment in other companies or legal persons.

Its main subsidiaries are Credicorp Capital Colombia S.A, which was acquired in Colombia in 2012 and merged with Ultraserfinco S.A. In June 2020, this subsidiary is oriented to the activities of commission agents and securities brokers. Likewise, Mibanco Colombia (before Banco Compartir S.A.) was acquired in 2019 and merged with Edyficar S.A.S. in October 2020, this subsidiary is oriented to grant credits to the micro and small business sector. As of December 31, 2023, Credicorp Holding Colombia has recognized an impairment of the goodwill of Mibanco Colombia for S/64.1 million (Credicorp’s equity holders), see note 10(b).

As of December 31, 2024, and 2023, the direct and indirect interest held by Credicorp and the assets, liabilities, equity and net income were:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net profit (loss)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2022
	%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Credicorp Capital Colombia S.A.	100.00	100.00	1,591,003	2,328,169	1,408,214	2,123,915	182,789	204,254	75,050	37,120	33,045
MiBanco – Banco de la Microempresa de Colombia S.A.	90.76	89.11	2,278,827	2,113,333	1,900,048	1,848,607	378,779	264,726	(9,521)	(72,608)	13,513

b)
Credicorp Holding Chile was incorporated in Chile on July 18, 2012, and aims to invest for long-term profitable purposes, in corporeal goods (movable and immovable property) and incorporeal, located in Chile or abroad. Its main subsidiary is Credicorp Capital Chile S.A.

c)
Credicorp Capital Holding Perú S.A. was incorporated in Peru on October 30, 2014, and aims to be the Peruvian holding of investment banking. Its main subsidiary Credicorp Capital Perú S.A.A.; which has as its main activity the function of holding shares, participations and transferable securities in general, providing advisory services in corporate and financial matters, and investment in real estate.

(v)
CCR Inc. was incorporated in the year 2000. Its main activity is to manage funding granted to BCP by foreign financial entities or investors. These loans matured in the course of 2022 and were guaranteed by transactions carried out by BCP.

c)	Functional, presentation and foreign currency transactions –

(i)	Functional and presentation currency -

Credicorp and its subsidiaries which operate in Peru consider the sol as their functional and presentation currency since it reflects the nature of the economic events and relevant circumstances for most of the Group´s entities,  given the fact their major transactions and operations, such as: loans granted, financing obtained, sale of insurance premiums, interests and similar income, interest and similar expenses, as well as a significant percentage of their purchases; are entered into and settled in soles.

(ii)	Transactions and balances in foreign currency -

Foreign currency transactions are those entered into in currencies other than the functional currency of the entity. These transactions are initially recorded by Group entities at the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currency are adjusted at the exchange rate of the functional currency prevailing at each reporting date.

The differences arising from the exchange rate prevailing at each reporting date and the exchange rate initially used in recording transactions are recognized in the consolidated statement of income in the period in which they occur, in “Exchange differences result”, except for those that correspond to monetary items that are part of a hedging strategy for a net investment abroad, said accumulated difference is recognized in the caption “Exchange differences on translation of foreign operations” in the consolidated statement of comprehensive income. Non-monetary assets and liabilities acquired in foreign currency are recorded at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

(iii)	Group entities with functional currency other than the presentation currency -

Given that the Group’s entities in Colombia, Chile, Cayman Islands, Bermuda Islands, Panama, Bolivia, United States of America and Mexico have a functional currency different from the sol, the balances were translated into Soles for consolidation purposes in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” as follows:

-	Assets and liabilities, at the closing rate prevailing at each reporting date.
-	Income and expense, at the average exchange rate for each month of the year.

All resulting exchange differences were recognized within “Exchange differences on translation of foreign operations”, including the differences in financial instruments designated as accounting hedges of said investments, in the consolidated statement of comprehensive income.

d)	Recognition of income and expenses from banking activities -

Effective interest rate method:

Interest income is recorded using the effective interest rate (EIR) method for all financial instruments measured at amortized cost and at fair value through other comprehensive income. Interest expenses corresponding to liabilities measured at amortized cost are also recorded using the EIR.

The EIR is the rate that exactly discounts future cash flows that are estimated to be paid or received during the life of the instrument or a shorter period, if appropriate, to the gross carrying amount of the financial asset or financial liability. The EIR (and, therefore, the amortized cost of the financial asset or liability) is calculated taking into account any discount, premium and transaction costs that are an integral part of the effective interest rate of the financial instrument, but the expected credit loss are not included.

Interest income and expenses:

The Group calculates interest income by applying the EIR to the gross carrying amount of those financial assets that are not impaired.

When a financial asset becomes impaired and, therefore, is considered in Stage 3 (as set out in Note 3(i) impairment of financial assets), the Group calculates interest income by applying the interest rate effective at the carrying amount of the asset, net of its provision for credit loss. If the evidence that the criteria for the recognition of the financial asset in Stage 3 are no longer met, the Group recalculates interest income in gross terms.

Interest income and expenses accrued from all financial instruments that generate interest, including those related to financial instruments carried at fair value through profit or loss, are recorded under the heading “Interest and similar income” and “Interest and similar expenses” of the consolidated statement of income.

Commissions and fees:

Income from commissions (which are not an integral part of the EIR) and fees are recognized as they are earned. Commissions and fees include, among others, the commission charged for the banking service in general such as account maintenance, shipping, transfers, loan syndication fees and fees for contingent credits.

Income from commissions and fees is recognized at an amount that reflects the consideration to which the Group expects to be entitled in exchange for providing the services. Performance obligations, as well as the timing of their satisfaction, are identified and determined at the time of contract. The Group's revenue contracts do not include multiple performance obligations.

When the Group provides a service to its clients, the consideration is invoiced and generally collected immediately after the provision of a service at a given time or at the end of the contract period for a service provided over time.

The Group has generally concluded that it is the principal in its revenue arrangements because it normally controls the services before transferring them to the client.

Other income and expenses:

All other income and expenses are recorded in the period in which the performance obligation is satisfied.

e)	Insurance activities -

Below is the accounting policy for the Group’s insurance activities:

Classification of insurance and reinsurance contracts:

Insurance contracts are those contracts when the Group (the insurer) has accepted a significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. This definition also includes reinsurance contracts that the Group holds.

Life insurance contracts offered by the Group include retirement, disability and survival insurance, annuities and individual life which includes Investment Link insurance contracts. The non-life insurance contracts issued by the Group mainly include automobile, fire and allied lines, technical branches, and healthcare.

Accounting treatment of insurance and reinsurance contracts:

Separation of the components of insurance and reinsurance contracts –

The Group evaluates its insurance and reinsurance products to determine if they contain components that must be accounted for under another IFRS instead of IFRS 17.

After separating the various components, an entity must apply IFRS 17 to all remaining components of the (host) insurance contract.

Currently, the Group's products do not include differentiated components that require separation.

Investment components are the amounts that an insurance contract requires an insurer to reimburse a policyholder in all circumstances, even if an insured event does not occur.

Investment components that are highly interrelated with the insurance contract of which they are a part are considered non-distinct and are not accounted for separately. However, the receipts and payments of the investment components are excluded from the income and expenses of the insurance activity.

Some reinsurance contracts issued contain profit commission arrangements. Under these agreements, there is a guaranteed minimum amount that the policyholder will always receive, whether in the form of profit commission, claims, or other contractual payment, regardless of whether the insured event occurs.

The components of the profit commission are assessed to be highly interrelated with the insurance component of reinsurance contracts so that they are considered non-distinct investment components so that separate accounting is not required. However, receipts and payments of these investment components are recognized outside of profit or loss.

Aggregation level and classification –

The grouping of contracts into units of account is carried out based on the types of products, currency, cost and year of subscription; because they have similar risks, they are managed jointly, and no contract portfolio can contain contracts issued more than one year apart.

The Group classifies a portfolio of insurance and reinsurance contracts into two categories based on the expected profitability at the policy or contract level at the time of its recognition based on reasonable and sustainable information in:

-	Onerous contracts: A contract will be classified as onerous initial recognition date the present value of the expected outflows is greater than the inflows.

-	Non-onerous contracts: Will contain contracts for which, at initial recognition, the present value of the expected outflows is less than the present value of the inflows.

It should be noted that a contract for accounting purposes may differ from what is considered a contract for other purposes (i.e. legal or management).

The expected return of these portfolios at inception is determined based on existing actuarial valuation models that consider new and existing businesses.

Recognition of insurance and reinsurance contracts –

The Group recognizes the groups of insurance contracts it issues starting from the first of the following:

-	The beginning of the coverage period of the group of contracts.
-	The due date of the first payment from a policyholder in the group becomes due.
-	For a group of onerous contracts, when the group becomes onerous.

The Group recognizes a group of reinsurance contracts that it has entered into from the earliest of the following:

-	In all other cases from the beginning of the coverage period of the group of reinsurance contracts held.
-
The date the Group recognizes an onerous group of underlying insurance contracts if the Group entered into the related reinsurance contract held in the group of reinsurance contracts held at or before that date.

-
Whether the reinsurance contracts held provide proportional coverage at the beginning of the coverage period of the group of reinsurance contracts held or at the initial recognition of any underlying contract, whichever is later.

Contract boundary –

The Group includes in the measurement of a group of insurance contracts all future cash flows within the limit of each contract in the group. Cash flows are within the limits of an insurance contract if they arise from substantive rights and obligations that exist during the reporting period in which the Group has a substantive obligation to provide the policyholder with insurance services insurance contract.

The substantive obligation to provide the services of the insurance contract ends when:

-	The Group has the practical ability to reassess the risks of the particular policyholder and, as a result, can establish a price or level of benefits that fully reflects those risks.

-	The following two criteria are met:

-
The Group has the practical ability to reassess the risks of the portfolio of insurance contracts contained in the contract and, as a result, can establish a price or profit level that fully reflects the risk of that portfolio.

-	The price of the premium until the date of re-evaluation of the risks does not consider the risks that relate to periods after the date of reassessment.

A liability or asset related to expected premiums or claims outside the limit of the insurance contract is not recognized. These amounts refer to future insurance contracts.

For life contracts with renewal periods, the Group assesses whether the premiums and related cash flows arising from the renewed contract are within the contract boundary.

Renewal prices are established by the Group considering all risks covered for the insured that would be considered when signing equivalent contracts on the renewal dates of the remaining service.

The Group re-evaluates each group's contract boundary at the end of each reporting period.

Measurement at initial recognition –

General model (BBA) – Insurance contracts

The general model measures a group of insurance contracts as the total of:

-	Fulfillment cash flows.
-	A risk adjustment for non-financial risk.
-	The contractual service margin (CSM) which represents the unearned technical profit that the Group will recognize as it provides services in the future.

Compliance cash flows comprise:

-	Estimates of future cash flows considering their probability of occurrence.
-	An adjustment to reflect the time value of money and the financial risks related to future cash flows.

The cash flows for each scenario are weighted according to the probability of their occurrence based on the experience of the Group's portfolio and are discounted using current interest rate assumptions (risk-free curve + Matching Adjustment).

When estimating future cash flows, the Group includes all cash flows that are within the contract boundary, including:

-	Premiums and related cash flows.
-	Expected future claims and benefits:

-	Payments to beneficiaries for the occurrence of insured events.
-	Payments to policyholders resulting from the incorporated surrender and maturity options.
-	Acquisition expenses attributable to the portfolio to which the contract belongs.
-	Claim settlement expenses.
-	Attributable policy maintenance expenses, including recurring commissions expected to be paid to intermediaries.
-	An allocation of fixed and variable overhead expenses directly attributable to compliance with insurance contracts.

If the initial estimate of the cash flows of a group of contracts results in a net loss, these contracts become onerous contracts and a liability is recognized at that initial moment in the consolidated statement of financial position as a “loss component” or “Loss Component”.

A group of contracts that were not onerous on initial recognition may subsequently become onerous if assumptions change, even though the classification of their grouping or Unit of Account remains unchanged.

Simplified Model – initial recognition

The simplified model of the general method is the Premium Allocation Approach (PAA), which is applied by the Group for insurance and reinsurance contracts with a boundary equal to or less than one year or for which the amount of the provision does not differ significantly of the general model.

If significant variability in cash flows from compliance is initially expected that would affect the measurement of the remaining coverage liability, the simplified method cannot be applied.

Under the premium allocation approach, the Group will assume that no contract is onerous unless the facts and circumstances indicate otherwise, which is why initially all contracts are grouped based on risk and how they are managed. To evaluate this possibility, a premium sufficiency test will be used that will evaluate the need to provide an additional provision and classify the Group of contracts as onerous (Onerousness Test).

For insurance contracts that apply the PAA approach, the Group initially recognizes written premiums net of commissions and deferred premiums as provision of remaining coverage (Liability for Remaining Coverage, LRC).

Post measurement – insurance contracts

The carrying amount of a group of insurance contracts after initial recognition will consist of:

(a)	Liability for Remaining Coverage (LRC) comprising compliance cash flows, risk adjustment for non-financial risk and CSM of the Contract Group at the end of the reporting period.

(b)
Incurred claims liability, which comprises compliance cash flows relating to the payment of reported and pending claims, incurred but not reported claims (IBNR) and claim settlement expenses. A risk adjustment for non-financial risk is also included.

The Group will recognize income or expenses for the variation in the carrying amount of the Liability for Remaining Coverage and the liability for claims incurred:

(a)	Income from insurance activity: the reduction of the liability for the service provided in the period.

The CSM at the end of the reporting period represents the gain in the Insurance Contract Group that has not yet been recognized in profit or loss, because it relates to the future service to be provided.

For a group of insurance contracts without direct participation components, the carrying value of the CSM at the end of the reporting period is equal to the carrying value at the beginning of the reporting period adjusted as follows:

-	The effect of new contracts added to the group. interest accrued on the carrying amount of the CSM during the reporting period, measured at the discount rates at initial recognition.

-	Changes in compliance cash flows related to future service such as:

o	Adjustment for experience: it must be disaggregated to reflect the different factors that cause such adjustments in the expected future benefits of the Group:

•
Adjustment in compliance flows due to claims experience is the variation in actual claims compared to expected claims. Likewise, this variation in the accident rate may lead to changes in the expected compliance flows. This variation will be recorded in a change in the CSM amount.

•
Adjustment for variation in operating assumptions - A variation in the projection operating assumptions (mortality, expenses, rescues, etc.) will be recorded against the CSM for the period. This change will be cumulative with the adjustments made previously.

•
Adjustment for premiums collected: Insurance premiums that relate to future service that have been received in the period require an adjustment to the contractual service margin. Likewise, an additional analysis must be carried out on the extraordinary contributions that the policyholder may make. Whether these new contributions made by the insured, different from regular premiums, should be considered new contracts or part of existing contracts. Therefore, it must be evaluated whether the new contributions are valued using the same conditions as at the beginning of the contract or if they are modified (mortality table, administration expenses, guaranteed rates, etc.).

-
In the event that the conditions of the contract are not modified in the extraordinary contribution, that is, it has the same conditions as the original contribution, it is considered that the cash flows are within the limits of the contract, and therefore Both the variation in expected cash flows will be considered as a variation in experience.

-	Changes in estimates of the present value of future cash inflows in the remaining coverage liability measured at discount rates.

-	Differences between the investment components that are expected to become payable in the period and the actual investment component that becomes payable in the period, measured at discount rates.

-	Changes in risk adjustment for non-financial risk that relates to future service.

-	The effect of currency exchange differences on the CSM.

-
The amount recognized as insurance income due to the transfer of insurance contract services in the period, determined by the allocation of the remaining CSM at the end of the reporting period (before any allocation) during the current coverage period and remaining.

The locked-in discount rate is the weighted average of the rates applicable at the date of initial recognition of contracts that joined a group over a 12-month period. The discount rate used for accretion of interest on the CSM is determined using the bottom-up approach at inception.

For a group of insurance contracts with direct participation components, the amount of CSM to be reported in the books will be obtained by applying a series of adjustments to the value of the CSM of the previous period:

-	The effect of the new contracts added to the group.

-	The entity's participation in the change in the fair value of the underlying elements.

-	Changes in compliance cash flows, such as a change in the entity's loss experience and future expenses compared to those expected in the previous period.

-	The effect of currency exchange differences on the CSM.

-
The amount recognized as revenue from ordinary insurance activities due to the transfer of services in the period, determined by allocating the remaining contractual service margin at the end of the reporting period (before any allocation) over the current coverage period.

(b)	Insurance activity expenses: for losses in onerous contract groups and reversals of these losses.

The Group will recognize a loss in the period's results for the net outflow for the Group of onerous contracts, causing the Group's liability book amount to equal the cash flows from compliance, with the Group's contractual service margin being zero.

The loss component is released based on a systematic allocation of subsequent changes related to future service in compliance cash flows to:

(i)	The loss component; and

(ii)
the remaining coverage liability excluding the loss component. The loss component is also updated for subsequent changes related to future service in estimates of compliance cash flows and risk adjustment for non-financial risk.

Systematic allocation of subsequent changes to the loss component results in total amounts allocated to the loss component being zero at the end of the coverage period of a contract group.

(c)	Financial expenses and income from insurance: for the time value of money and financial risk effect.

The Group disaggregates financial income or expenses for insurance contracts issued for its immediate annuity and term life portfolios between profit or loss and OCI.

The impact of changes in market interest rates on the value of life insurance and related reinsurance assets and liabilities is reflected in OCI to minimize accounting mismatches between the accounting for financial assets and insurance assets and liabilities. The Group financial assets supporting the insurance portfolios issued are predominantly measured at amortized cost or fair value with changes in other comprehensive income. Financial income or expenses from reinsurance contracts issued by the Group are not disaggregated because the related financial assets are managed on a fair value basis and are measured at fair value with changes in income.

Simplified model (premium allocation approach) –

The Group measures the carrying amount of the liability for remaining coverage at the end of each reporting period as the liability for remaining coverage at the beginning of the period:

-	Plus, premiums received in the period.

-	Minus insurance acquisition cash flows, with the exception of property insurance product line for which the Group chooses to expense insurance acquisition cash flows as they occur.

-	Plus, any amounts relating to the amortization of the insurance acquisition cash flows. recognized as an expense in the reporting period for the group.

-	Minus the amount recognized as insurance revenue for the services provided in the period.

The Group estimates the liability for incurred claims as the fulfilment cash flows related to incurred claims. The fulfilment cash flows incorporate, in an unbiased way, all reasonable and supportable information available without undue cost or effort about the amount, timing and uncertainty of those future cash flows, they reflect current estimates from the perspective of the Group and include an explicit adjustment for non-financial risk (the risk adjustment). The Group does not adjust the future cash flows for the time value of money and the effect of financial risk for the measurement of liability for incurred claims that are expected to be paid within one year of being incurred.

Where, during the coverage period, facts and circumstances indicate that a group of insurance contracts is onerous, the Group recognizes a loss in profit or loss for the net outflow, resulting in the carrying amount of the liability for the group being equal to the fulfilment cash flows. A loss component is established by the Group for the liability for remaining coverage for such onerous group depicting the losses recognized.

The subsequent measurement of reinsurance contracts held follows the same principles as those for insurance contracts issued and has been adapted to reflect the specific features of reinsurance held.

Presentation –

For presentation in the consolidated statement of financial position, the Group aggregates insurance and reinsurance contract portfolios that are assets or liabilities and presents them separately in the following items:

-	Reinsurance Contract Assets.
-	Insurance Contract Libility.

The presentation in the consolidated statement of comprehensive income is as follows:

-	Insurance service result (including insurance service income and expenses).
-	Reinsurance service result (including income and expenses from reinsurance contracts).
-	Net financial expenses from insurance activity, presented in interest and similar expenses, see Note 19.

Significant judgments and estimates –

The Group bases its assumptions and estimates on parameters derived from portfolio experience and these are used to prepare the financial statements. However, existing circumstances and assumptions about future developments could change due to changes in the market or circumstances beyond the Group's control. Parameters are updated to reflect such changes in assumptions as necessary.

The Group reevaluates the CSM in each period with adjustment for the entity's experience and adjustment for change of assumptions if necessary. The parameters used for the estimation of future cash flows are derived from the actual experience of the company's policy portfolios and the following assumptions are evaluated: mortality, longevity, disability, claims, expenses and declines.

For the measurement of the present value of future cash flows, it is necessary to define discount rates that consistently reflect the time value of money.

For the general model, it should be noted that in each valuation, it will be necessary to have two types of differentiated interest rates for discounting cash flows:

-
Market rate or current valuation rate: the interest rate obtained from current market data and assumptions. The discount rate as of the valuation date will be equal to the risk-free rate of the corresponding currency plus the Matching Adjustment described later.

-
Established initial rate or Locked-In Rate (LiR): an interest rate defined at the time of initial recognition of the insurance contract and will remain fixed until the termination of it, and will be used to:

-	Measuring cash flows from fulfillment at initial valuation;
-	Determining the amount of financial expenses or income from insurance included in the income statement for the period;
-	Determining accrued interest on the CSM;
-	Determining the portion of the financial effect on Cashflows that will be imputed to interest on liabilities;
-	Measuring changes in the contractual service margin.

Insurance contract liabilities are calculated by discounting the expected future cash flows at a risk-free rate, plus an illiquidity premium when applicable. The risk-free rates are determined by reference to interest rate curves published by the SBS for contracts issued in soles and VAC soles, and by reference to U.S. Treasury bond yields for contracts issued in U.S. dollars.

To determine the discount curve of the initial rate established on the date of initial recognition of the contract, the liquidity premium is determined using the Matching Adjustment methodology. This methodology is based on the assets themselves that cover the Group's liabilities and is calculated as the IRR of the de-risked assets minus the IRR of the liabilities, minus the average “Cost of Downgrade” of the portfolio and an adjustment for the portfolio's sub-investment grade investments. The Matching Adjustment is determined by product type and currency. The discount rates applied to discount future cash flows are summarized below:

	1 year			3 years			5 years
	2024	2023	2022	2024	2023	2022	2024	2023	2022

Soles	4.86%	5.98%	6.75%	5.41%	6.18%	7.05%	6.20%	6.62%	7.59%
Soles VAC	1.69%	1.44%	1.73%	2.59%	3.13%	3.44%	3.18%	3.58%	4.19%
Dollars	5.71%	6.52%	7.21%	5.82%	5.74%	6.70%	5.93%	5.57%	6.47%

	10 years			20 years
	2024	2023	2022	2024	2023	2022

Soles	7.40%	7.12%	8.23%	7.88%	7.41%	8.37%
Soles VAC	3.66%	3.91%	4.72%	3.91%	4.08%	4.97%
Dollars	6.13%	5.61%	6.36%	6.41%	5.93%	6.62%

The other assumptions used in the determination of expected cash flows are:

- Mortality and morbidity rates

The assumptions are based on standard industry tables, depending on the type of contract entered into. They reflect recent historical experience and are adjusted where appropriate to reflect the Group's own experiences. Mortality assumptions are differentiated in some products by gender of the insured, underwriting class and contract type.

An increase in expected mortality and morbidity rates would increase the expected cost of life insurance claims, which would reduce the Group's expected future earnings.

- Longevity

Assumptions are based on industry standard Peruvian regulatory tables, adjusted where appropriate to reflect the Group's own risk experience. For pensions, expected future longevity improvements are considered. Assumptions are differentiated by a number of factors including (but not limited to) policyholder gender, risk class and contract type. An increase in expected longevity rates would lead to an increase in the expected cost of immediate and future annuity payments, which would reduce the Group's expected future earnings.

- Expenses

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies and associated overhead. The current level of expenses is taken as an appropriate expense base, adjusted for expected expense inflation if applicable. An increase in the expected level of expenses would reduce the Group's expected future earnings. Cash flows within the contract boundary include an allocation of fixed and variable overhead expenses directly attributable to the performance of the insurance contracts. Such overheads are allocated to groups of contracts using methods that are systematic and rational and are applied consistently to all costs that have similar characteristics.

- Lapse rates and surrenders

Forfeitures relate to the termination of policies due to non-payment of premiums. Surrenders relate to the voluntary termination of policies by policyholders to withdraw the surrender value of contracts. Policy termination assumptions are determined using statistical measures based on the Group's experience and vary by product type, policy duration, distribution channel and market interest rate trends. An increase in lapse rates early in the life of the policy would tend to reduce the Group's earnings, but subsequent increases have a broadly neutral effect.

f)	Financial instruments: Initial recognition and subsequent measurement –

A financial instrument is any agreement that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Group determines the classification of its financial instruments at the time of initial recognition.

All financial instruments are initially recognized at their fair value plus the incremental costs related to the transaction that are directly attributable to the purchase or issuance of the instrument, except in the case of financial assets or liabilities carried at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of the assets within a period established in accordance with regulations or conventions in the market (regular way purchases or sales) are recognized at the trade date, that is, the date on which the Group undertakes to buy or sell the asset.

As of December 31, 2024 and 2023, the Group classified financial assets into one of the categories defined by IFRS 9: financial assets i) at fair value through profit or loss, ii) at fair value through other comprehensive income or iii) at amortized cost based on:

-	The business model to manage financial assets and
-	The characteristics of the contractual cash flows of the financial asset

Business model -

It represents how financial assets are managed to generate cash flows and is not dependent on Management's intention with respect to an individual instrument. Financial assets can be managed for the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To evaluate business models, the Group considers:

-	The risks that affect the performance of the business model and, in particular, the way in which these risks are managed.
-	How the performance of the business model and the financial assets held within this business model are evaluated and reported to key Group management personnel.

If cash flows after initial recognition are realized differently from the Group's expectations, the classification of the remaining financial assets held in this business model is not modified.

When the financial asset is maintained in business models i) and ii) the application of the only principal and interest payments test is required - “SPPI”.

SPPI Test (Solely Payments of Principal and Interest) –

This test consists in the evaluation of the cash flows generated by a financial instrument to verify whether the contractual conditions of the financial asset arise, on specified dates to cash flows that are solely payments of principal and interest. To adapt to this concept the cash flows must solely include the consideration of the time value of money and the credit risk. If the contractual terms introduce risk exposure or cash flow volatility, such as the exposure to changes in the prices of capital instruments or the prices of raw materials, the financial asset is classified as at fair value through profit or loss. Hybrid contracts must be evaluated as a whole, including all the integrated characteristics. The accounting of a hybrid contract that contains an embedded derivative is carried out jointly, in other words, the entire instrument is measured at fair value through profit or loss.

(i)	Financial assets at amortized cost –

A financial asset is classified as at amortized cost if the following conditions are met:

-	It is held within a business model whose objective of which is to maintain the financial asset to obtain the contractual cash flows, and
-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of the principal and interest.

After initial recognition, financial assets in this category are measured at amortized cost, using the effective interest rate method, less any credit loss provision. The amortized cost is calculated taking into account any discount or premium incurred in the acquisition and fees that constitute an integral part of the effective interest rate. Interest income is included in the “Interest and similar income” item in the consolidated statement of income.

Financial assets at amortized cost include direct credits that are recorded when the funds are disbursed to clients, and indirect credits (contingent) that are recorded when the documents that support said credit facilities are issued. Likewise, the Group considers as refinanced or restructured those loans that change their payment schedule due to difficulties in payment by the debtor.

The impairment loss is calculated using the expected loss approach and is recognized in the consolidated statement of income in the item “Net gain on securities” for investments and in the item “Provision for credit losses on loan portfolio” for credits.

The balance of financial assets, measured at amortized cost, is presented net of the provision for credit losses in the consolidated statement of financial position.

(ii)	Financial assets at fair value with changes in other comprehensive income –

The financial assets that the Group maintains in this category are: a) investments in debt instruments, and b) investments in equity instruments, for non-trading purposes, irrevocably designated as such at initial recognition.

Investments in debt instruments -

A financial asset is classified and measured at fair value through other comprehensive income when the following conditions are met:

-	The financial asset is maintained within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets, and
-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of principal and interest.

After initial recognition, investments in debt instruments are measured at fair value, recording unrealized gains and losses in the consolidated statement of comprehensive income, net of the corresponding income tax and non-controlling interest, until the investment is sold; in which the accumulated gain or loss is recognized in the “Net gain on securities” item of the consolidated statement of income.

Interest is recognized in the consolidated statement of income in the item “Interest and similar income” and is reported as interest income using the effective interest rate method.

When a debt instrument is designated in a fair value hedging relationship, any change in fair value due to changes in the hedged risk is recognized in “Interest and similar income” in the consolidated statement of income.

Foreign exchange gains or losses related to the amortized cost of the debt instrument are recognized in the consolidated statement of income, and those related to differences between the amortized cost and the fair value are recognized as part of the unrealized gain or loss in the consolidated statement of comprehensive income.

The estimated fair value of investments in debt instruments is determined primarily based on quotes or, in the absence of these, on the basis of discounted cash flows using market rates consistent with the credit quality and maturity of the debt instruments.

An impairment loss of investments in debt instruments is calculated using the expected loss approach and is recognized in the consolidated statement of comprehensive income, charged to the item “Net gain on securities” in the consolidated statement of income, in this sense, it does not reduce the carrying amount of the financial asset in the consolidated statement of financial position, which is maintained at fair value. The impairment loss recognized in the consolidated statement of comprehensive income is reclassified to the consolidated statement of income when the debt instrument is derecognized.

Investments in equity instruments, not for trading, designated upon initial recognition (equity instruments designated at the initial recognition) –

At initial recognition, the Group can make an irrevocable choice to classify equity instruments, which are not for trading, but held strategic purposes, as “At fair value through other comprehensive income”.

After initial recognition, the equity investments are measured at fair value, recording the unrealized gains and losses in the consolidated statement of comprehensive income, net of their corresponding income tax and non-controlling interest, until the investment is sold, whereupon the accumulated gain or loss is transferred to the item “Retained earnings” in the consolidated statement of changes in equity; in other words, they are not subsequently reclassified to the consolidated statement of income.

As a result, equity instruments classified in this category do not require a loss impairment evaluation.

Dividends are recognized when the right to collection has been established and are recorded in the “Interest and similar income” item in the consolidated statement of income.

(iii)	Financial assets at fair value through profit or loss –

Financial assets must be classified and measured at fair value through profit or loss unless they are classified and measured at “Amortized cost” or “At fair value through other comprehensive income”.

The financial assets that the Group maintains in this category are: a) Investments in debt instruments, b) investments in equity instruments for trading purposes, c) financial assets designated at fair value with changes in results from the moment of their recognition. initial, and d) derivative financial instruments for trading purposes.

Debt instruments -

Such instruments are classified in this category because: a) they are held for trading purposes, or b) their cash flows are not solely payments of principal and interest.

After initial recognition, they are measured at fair value, recording the changes in the “Net gain on securities” item in the consolidated statement of income. The accrued interest is calculated using the contractual interest rate and is recorded in the “Interest and similar income” item in the consolidated statement of income.

Equity instruments -

Equity instruments are classified and measured at fair value through profit or loss, unless an irrevocable election is made, at initial recognition, to designate them at fair value through other comprehensive income.

After initial recognition, they are measured at fair value, recording the changes in the “Net gain on securities” item in the consolidated statement of income. Dividend income is recorded in the “Interest and similar income” item in the consolidated statement of income when the right to payment has been recognized.

Financial assets designated at fair value through profit or loss since the moment of initial recognition -

At the time of initial recognition, Management may irrevocably designate financial assets as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from the measurement of the assets or liabilities or the recognition of their profits and losses on different bases.

After their initial recognition, they are measured at fair value, recording the changes in the consolidated statement of income.

As of December 31, 2024 and 2023, the Group classified financial liabilities at initial recognition as measured at amortized cost, except for financial liabilities at fair value through profit or loss. These liabilities include derivatives that are measured at fair value.

The interest incurred is accrued in the “Interest and similar income” item in the consolidated statement of income.

Likewise, at initial recognition, Management may irrevocably designate financial liabilities as measured at fair value through profit or loss when one of the following criteria is met:

-	A measurement inconsistency that would otherwise arise when using different criteria to measure assets or liabilities is eliminated or significantly reduced; or
-
They are part of a group of financial liabilities, which are managed, and their performance is evaluated on a fair value basis, in accordance with a documented investment or risk management strategy; or

-	The financial liability contains one or more embedded derivatives that significantly modify the otherwise required cash flows.

(iv)	Reclassification of financial assets and liabilities -

The reclassification of financial assets will take place whenever the business model for managing the financial assets changes. It is expected that this change will be very infrequent. These changes are determined by approval of the Group's management as a result of external or internal changes, which must be significant to the Group's operations and demonstrable to third parties. Financial liabilities are never reclassified.
When the Group changes its business model for managing financial assets, it will prospectively reclassify all affected financial assets from the date of reclassification. The Group will not restate previously recognized gains, losses, or interest (including gains or losses on impairment) recognized.
If the Group reclassifies:
-
A financial asset from the amortized cost measurement category to the fair value through profit or loss category: its fair value will be measured at the reclassification date. Any gain or loss arising from differences between the previous amortized cost of the financial asset and the fair value will be recognized in profit or loss for the period.

-	A financial asset from the fair value through profit or loss measurement category to the amortized cost category: its fair value at the reclassification date becomes its new gross carrying amount.

-
A financial asset from the amortized cost measurement category to the fair value through other comprehensive income category: its fair value will be measured at the reclassification date. Any gain or loss arising from differences between the previous amortized cost of the financial asset and the fair value will be recognized in other comprehensive income. The effective interest rate and the measurement of expected credit losses will not be adjusted as a result of reclassification.

-
A financial asset from the fair value through other comprehensive income measurement category to the amortized cost category, the financial asset will be reclassified at its fair value at the reclassification date. However, previously recognized accumulated gains or losses in other comprehensive income will be removed from equity and adjusted against the fair value of the financial asset at the reclassification date. As a result, the financial asset will be measured at the reclassification date as if it had always been measured at amortized cost. This adjustment affects other comprehensive income but not profit or loss for the period.

-
A financial asset from the fair value through profit or loss measurement category to the fair value through other comprehensive income category, the financial asset will continue to be measured at fair value.

-
A financial asset from the fair value through other comprehensive income measurement category to the fair value through profit or loss category, the financial asset will continue to be measured at fair value. The previously recognized accumulated gain or loss in other comprehensive income will be reclassified from equity to profit or loss for the period.

g)	De-recognition of financial assets and liabilities -

Financial assets:
A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full immediately to a third party under a pass-through arrangement; and the Group has also transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.
When contractual rights to receive cash flows from the financial asset have been transferred, or a transfer agreement has been entered into, the Group assesses whether it has retained, and to what extent, the risks and benefits inherent in ownership of the asset. When the Group has neither transferred nor retained substantially all risks and benefits inherent in ownership of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continued involvement with the asset.
In that case, the Group also recognizes the related liability. The transferred asset and related liability are measured in such a way as to reflect the rights and obligations that the Group has retained.
Continued involvement in the form of a guarantee over the transferred asset is measured as the lower of (i) the carrying amount of the asset, and (ii) the maximum consideration received that the Group would be required to repay.
Financial liabilities:
A financial liability is derecognized when the obligation to pay is discharged, cancelled, or expires. When an existing financial liability is exchanged for another from the same borrower under significantly different terms (fails the 10.0 percent test established in IFRS 9), or the terms are substantially modified, such exchange or modification is treated as a derecognition of the original liability and a new liability is recognized, with the difference between the carrying amount of the initial financial liability and the consideration paid recognized in the consolidated statement of comprehensive income.
h)	Offsetting financial instruments -

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when there is a legally enforceable right to offset them and the Management intends to settle them on a net basis or to realize the asset and settle the liability simultaneously.
i)	Impairment of financial assets -

As of December 31, 2024, and December 31, 2023, the Group applies a three-stage approach to measure the provision for credit losses, using an expected credit loss impairment model as set out in IFRS 9, for the following categories:
-	Financial assets at amortized cost.
-	Debt instruments classified as investments at fair value through other comprehensive income.
-	Indirect loans presented in accounts outside the consolidated statement of financial position.

Financial assets classified or designated at fair value through profit or loss and equity instruments designated at fair value through other comprehensive income are not subject to impairment assessment.
Financial assets migrate through three stages based on changes in credit risk from initial recognition.

Impairment model of expected credit losses -
Calculations of credit losses result from models with a series of underlying assumptions regarding the choice of variable inputs and their interdependencies. The expected credit loss impairment model reflects the present value of all cash shortfall events related to default events, either (i) over the following twelve months or (ii) over the expected life of a financial instrument depending on credit impairment from inception. The expected credit loss reflects a probability-weighted outcome considering a range of multiple outcomes based on reasonable and supported forecasts.
Provisions for credit losses will be measured at each reporting date following a three-stage expected credit loss model based on the degree of credit deterioration from inception:
-
Phase 1: Financial assets whose credit risk has not increased significantly since initial recognition will recognize a reserve for losses equivalent to the credit losses expected to occur from defaults in the next 12 months. For instruments with a maturity of less than 12 months, a default probability corresponding to the remaining term to maturity is used.

-
Phase 2: Financial assets that have experienced a significant increase in credit risk compared to initial recognition but are not considered impaired will recognize a loss reserve equivalent to the expected credit losses that are expected to occur during the remaining life of the asset.

-
Phase 3: Financial assets with credit impairment at the reporting date will recognize a loss reserve equivalent to the expected credit losses over the entire life of the asset. Interest income will be recognized based on the carrying amount of the asset, net of the credit loss provision.

Measurement of expected loss –
The measurement of expected credit loss is primarily based on the product of the probability of default (PD), the loss given default (LGD), and the exposure at default (EAD), discounted to the reporting date and considering expected macroeconomic effects and all in accordance with the new regulations.
The details of these statistical parameters are the following:
-
PD: It is an estimate of the probability of default over a specified time horizon. Default can only occur at a given point in time during the estimated remaining life, provided the financial asset has not been derecognized previously and still remains in the portfolio.

-
LGD: It is an estimate of the loss that occurs in the event of default at a given point in time. It is based on the difference between contractual cash flows owed and those the lender would expect to receive, including from the realization of any collateral. It is typically expressed as a percentage of the EAD.

-
EAD: It is an estimate of exposure at a future default date, taking into account expected changes in exposure after the reporting date, including principal and interest repayments, either scheduled by contract or otherwise, and interest accrued for overdue payments.

The fundamental difference between credit loss considered in Phase 1 and Phase 2 is the PD horizon. Phase 1 estimates use a 12-month horizon, while those in Phase 2 use an expected loss calculated with the remaining term of the asset and consider the effect of significant risk increase. Finally, in Phase 3, the expected loss will be estimated based on the best estimate ("ELBE"), given the status of the collection process for each asset.

Changes from one stage to another –
The classification of an instrument as stage 1 or stage 2 depends on the concept of “significant increase in credit risk” on the reporting date compared with the origination date; in this sense, the definition used considers the following criteria:
-	An account is classified in stage 2 if it has more than 30 days in arrears.

-	If the probability of default ("PD") at the reporting date exceeds the PD at the origination date by 50.0 percent (absolute thresholds) in all portfolios.

-	If the PD at the reporting date exceeds the PD at the origination date at an individualized level for each risk level and by portfolio (relative thresholds).

-	The follow-up, alert and monitoring systems for risk portfolios that depend on the current risk policy in Wholesale and Retail Banking are integrated.

Additionally, all accounts classified as defaults at the reporting date are considered Phase 3. Assessments of significant risk increase from initial recognition and credit impairment are independently conducted at each reporting date. Assets can move in both directions from one phase to another. See further detail in Note 30.1(c).
Prospective Information –
The measurement of expected credit losses for each stage and the evaluation of significant increases in credit risk should consider information on past events and current conditions, as well as projections of future events and economic conditions. For the estimation of the risk parameters (PD, LGD, EAD), used in the calculation of the provision in stage 1 and 2, the significance of the macroeconomic variables (or their variations) that have the greatest influence on each portfolio was tested, which give a better prospective and systemic vision to the estimation, based on econometric techniques. These projections have a period of 3 years and, additionally, a long-term projection.
The estimate of the expected loss is a weighted estimate that considers three future macroeconomic scenarios. The base, optimistic and pessimistic scenarios are based on macroeconomic projections provided by the internal economic studies team and approved by Senior Management; these projections are made for the main countries where Credicorp operates. This same team also provides the probability of occurrence of each scenario. It should be noted that the design of the scenarios is reviewed quarterly and may be more frequent if the environmental conditions so require.
Macroeconomic Factors –
In its models, the Group relies on a wide range of prospective information as economic inputs, such as gross domestic product (GDP) growth, unemployment rates, central bank base rates, among others. The inputs and models used to calculate expected credit losses may not always capture all market characteristics at the date of the financial statements. To reflect this, qualitative adjustments or overlays may be made using expert judgment.
Expected Lifetime –
For instruments in Stage 2 or 3, loss reserves will cover expected credit losses during the instrument's lifetime. For most instruments, the expected lifetime is limited to the remaining term of the product, adjusted for expected prepayments. For revolving products, an analysis was conducted to determine the expected lifetime period.

Presentation of provision for credit losses in the consolidated statement of financial position –
-	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of financial assets;
-
Debt instruments measured at fair value through other comprehensive income: no provision is recognized in the consolidated statement of financial position because the carrying amount of these assets is their fair value; however, the expected credit loss is presented in accumulated other comprehensive income;

-	Indirect credits: the provision for credit loss is presented under "Other liabilities" in the consolidated statement of financial position.

Renegotiated Credits –
When a credit is modified, it is not considered past due but maintains its previous classification as impaired or unimpaired. If the borrower complies with the new agreement for the next six months, and the analysis of their repayment capacity supports a new risk rating improvement, the credit is classified as unimpaired. If after the credit is modified, the borrower defaults on the new agreement, it is considered impaired and past due. See further detail in Note 30.1(c).
j)	Business Combinations –

Business combinations are accounted for using the acquisition method as set out in IFRS 3 "Business Combinations", regardless of whether they are equity instruments or other acquired assets.
The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value at the acquisition date, and the amount of any non-controlling interest in the acquired entity. For each business combination, the Group decides whether the non-controlling interest in the acquired entity should be measured at fair value or at the proportionate share of the identifiable net assets of the acquired entity. Acquisition-related costs are recognized as expenses and included in the "Administrative expenses" line item in the consolidated statement of income.
When the Group acquires a business, it assesses the financial assets and liabilities assumed for proper classification and naming in accordance with contractual terms, economic circumstances, and conditions relevant at the acquisition date. This includes the separation of implicit derivatives in contracts entered into by the acquiree.
Any contingency transferred by the acquirer must be recognized at its fair value at the acquisition date. The contingency classified as a financial instrument and within the scope of IFRS 9: "Financial Instruments" is measured at fair value through profit or loss or other comprehensive income in the consolidated statement of profit or loss or in the consolidated statement of comprehensive income. If the contingency is classified as equity, it should not be remeasured, and its subsequent settlement is accounted for within equity.
The acquisition of additional non-controlling interest is recognized directly in equity; the difference between the amount paid and the net assets acquired is recognized as an equity transaction. Therefore, the Group does not recognize any additional goodwill after acquiring the non-controlling interest, nor does it recognize a gain or loss on the sale of the non-controlling interest.
If there is a contractual obligation to acquire the shares of the non-controlling interest through a put option, the Group will initially recognize a liability at fair value through profit or loss equivalent to the fair value of the non-controlling interest against the "Other reserves " account in equity. After initial recognition, the liability is measured at fair value, recording changes in the consolidated statement of profit or loss until the option is exercised. If the option expires without being exercised, the liability is derecognized, adjusting equity.

The equity attributable to the non-controlling interest is presented separately in the consolidated statement of financial position. Profit attributable to the non-controlling interest is presented separately in the consolidated statement of profit or loss and in the consolidated statement of comprehensive income.
If a business combination is achieved in stages, the carrying amount of the previous participation held in the acquiree is remeasured at fair value at the date of acquisition, with the resulting gains or loss recognized in profit or loss. Likewise, in accordance with IFRS 3, from the acquisition date of a company not under common control, the acquirer has a 12-month period to make adjustments to the initial recognition of goodwill.
Combinations of Entities under Common Control
A business combination between entities or businesses under common control is outside the scope of IFRS 3, as it represents a business combination in which all entities or businesses being combined are ultimately controlled by the same party or parties, both before and after the business combination. In these transactions, the Group recognizes acquired assets under the pooling of interest method, whereby the assets and liabilities of the combined companies are reflected at their carrying values and no goodwill is recognized as a result of the combination.
The consolidated financial statements of the Group have been presented considering the aforementioned.
k)	Intangible assets -

Comprise internally developed and acquired software licenses used by the Group. Acquired software licenses are measured upon initial recognition at cost and are amortized using the straight-line method over their estimated useful life.
Intangible assets resulting from business combinations are recognized in the consolidated statement of financial position at their fair values determined on the acquisition date and are amortized using the straight line method over their estimated useful life as follows:
Estimated useful life in years

Client relationship - Prima AFP (AFP Unión Vida)	20.0
Client relationship – Credicorp Capital Holding Chile (Inversiones IMT)	22.0
Client relationship - Ultraserfinco	9.2
Brand - Mibanco	25.0
Brand - Joinnus	20.0
Brand - Culqi	5.0
Fund manager contract - Credicorp Capital Colombia	20.0 and 28.0
Fund manager contract - Credicorp Capital Holding Chile (Inversiones IMT)	11.0 and 24.0
Fund manager contract - Ultraserfinco	23.0

The period and the amortization method, for intangible assets are reviewed at the end of each period. If the expected useful life differs from previous estimates, the amortization period will be changed accordingly. If there has been a change in the expected pattern of conduct of the future economic benefits embodied in the asset, the amortization method shall be amended to reflect these changes.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.
l)	Goodwill –

Goodwill is the excess of the sum of the consideration transferred and the fair value recognized for the acquisition of the net assets acquired and liabilities assumed in a business combination. If the fair value of the net assets acquired exceeds the consideration transferred, the gain will be recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating unit (CGU) of the Group that is expected to benefit from the business combination, regardless of whether other assets or liabilities of the acquired entity have been allocated to these units.

If goodwill has been allocated to a cash-generating unit and part of the assets with which that unit operates is disposed of, the goodwill and the disposed assets are included in the transaction's carrying amount when determining the loss or disposal. Under these circumstances, disposed goodwill is measured based on the relative value of the disposed assets and the portion of the retained cash-generating unit.

The impairment of goodwill is determined by evaluating the recoverable amount for each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. Impairment losses related to goodwill cannot be reversed in future periods.

m)	Impairment of Non-Financial Assets –

The Group assesses, at each reporting date, whether there is any indication that an asset may be impaired in value. If there is any indication or when an annual impairment test of an asset is required, the Group estimates the recoverable amount of the asset. The recoverable amount of an asset is the higher of the asset or CGU's fair value less costs of disposal and its value in use and is determined for each asset individually, unless the asset generates cash flows that are largely independent of those of other assets or group of assets.

When the carrying amount of an asset or its CGU exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is reduced to its recoverable amount. When assessing the value in use, future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the specific risks of the asset. For the determination of fair value less costs of disposal, recent market transactions, if any, are taken into account. If such transactions cannot be identified, a valuation model that is appropriate is used. These calculations are verified against valuation multiples, stock quotes for subsidiaries listed on the stock exchange, and other available indicators of fair value.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date of whether there are indications that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group estimates the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized.

The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined net of depreciation, as if no impairment had been recognized in previous years. Such reversal is recorded in the consolidated statement of income.

n)	Bank Acceptances –

Customer debt for acceptances corresponds to accounts payable by customers for import and export transactions, the obligations of which have been accepted by the Group. Obligations to be assumed by the Group are recorded as liabilities.

o)	Financial Guarantees -

In the ordinary course of business, the Group provides financial guarantees, such as letters of credit, guarantees, and bank acceptances. Financial guarantees are initially measured at fair value, which is equivalent to the initial consideration received; likewise, letters of credit and guarantees are recorded in the "Other Liabilities" line item of the consolidated statement of financial position and bank acceptances are presented in the consolidated statement of financial position. Subsequent to initial recognition, the Group's liability for each guarantee is measured at the higher of the amount recognized initially, less the accumulated amortization recognized in the consolidated statement of income, and the best estimate of the expense required to settle any obligation arising from the financial guarantee.

Any increase in the liability related to a financial guarantee is included in the consolidated statement of income. The consideration received is recognized in the "Commissions and Fees" line item of the consolidated statement of income, based on its straight-line amortization over the term of the granted financial guarantee.

p)	Provisions –

Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event, and it is probable that resources will be required to settle that obligation, and the amount can be reliably estimated.

The expense related to any provision is presented in the consolidated statement of income net of any reimbursement. If the effect of the time value of money is material, the provision is discounted using a current pre-tax rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision over time is recognized as a financial cost.

q)	Contingencies –

Contingent liabilities are disclosed in notes unless the possibility of a disbursement is remote. Contingent assets are not recorded in the financial statements; These are disclosed if it is probable that an inflow or receipt of economic benefits will be realized.

r)	Income Tax –

Income tax is calculated based on the individual financial statements of each Group entity.

Deferred income tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and those determined for tax purposes. Deferred assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which these differences are expected to be recovered or settled. The measurement of deferred assets and liabilities reflects the tax consequences derived from how Credicorp and its subsidiaries expect to recover or settle the value of their assets and liabilities at the date of the consolidated statement of financial position.

The carrying amount of deferred tax assets and liabilities may change, even when the amount of temporary differences has not changed, due to a change in the income tax rate. The effect of the change in deferred tax, corresponding to the rate change, will be recognized in the consolidated statement of income for the period, except for items previously recognized outside the consolidated statement of income (either in other comprehensive income or directly in equity).

Deferred tax assets and liabilities are recognized regardless of the time it is estimated that temporary differences are offset. Deferred assets are recognized when it is probable that there will be sufficient future taxable income for the temporary difference to be applied. At the date of the consolidated statement of financial position, Credicorp and its subsidiaries assess unrecognized deferred assets and the recoverability of recognized ones.

Credicorp and its subsidiaries determine their deferred tax based on the tax rate applicable to their undistributed profits, recognizing any additional tax for dividend distribution on the date the liability is recognized.

Deferred tax assets and liabilities are offset if there is a legal right to offset them and the deferred taxes are related to the same taxable entity and the same tax authority.

s)	Earnings for Share –

Basic earnings per share are calculated by dividing the net income for the year attributable to Credicorp shareholders by the weighted average number of common shares outstanding during the period, excluding common shares purchased and held as treasury shares.

Diluted earnings per share are calculated by dividing the net income for the year attributable to Credicorp shareholders by the weighted average of common shares outstanding during the period, excluding common shares purchased and held as treasury shares, plus the weighted average of common shares that would have been issued if all potential dilutive common shares had been converted into common shares.

t)	Derivative financial instruments and hedge accounting–

Trading –

The Group trades derivative financial instruments to meet the needs of its clients. The Group may also take positions with the expectation of benefitting from favorable movements in prices, rates, or indices.

Part of the derivative transactions that provide effective economic hedges under the Group's risk management positions do not qualify as hedges under the specific rules of IFRS 9 and are therefore treated as derivatives for trading purposes.

Derivative financial instruments are initially recognized in the consolidated statement of financial position at fair value and subsequently measured at fair value. Fair values are obtained based on market exchange rates and interest rates. All derivatives are considered assets when fair value is positive and liabilities when fair value is negative. Gains and losses from changes in fair value are recorded in the consolidated statement of income.

Hedging -

The Group uses derivative instruments to manage its exposure to interest rates and foreign currency. In order to manage specific risks, the Group applies hedge accounting for transactions that meet the specific criteria for it.

According to IFRS 9, to qualify as hedging transactions, all the following conditions must be met:

-	The hedging relationship consists only of hedging instruments and eligible hedged items.

-
At the beginning of the hedging relationship, there is a formal designation and documentation of the hedging relationship and the entity's risk management objective and strategy to undertake the hedge. This documentation will include the identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the entity will assess whether the hedging relationship meets the hedge effectiveness requirements.

The hedging relationship meets all of the following hedge effectiveness requirements:

-	There is an economic relationship between the hedged item and the hedging instrument.
-	The effect of credit risk does not dominate the value changes that come from this economic relationship.
-
The hedge ratio of the hedging relationship is the same as that arising from the amount of the hedged item that the entity actually hedges and the amount of the hedging instrument that the entity actually uses to hedge that amount of the hedged item.

The accounting treatment is established according to the nature of the hedged item and the fulfillment of the hedging criteria.

(i)	Cash flow hedges -

The effective portion of the cumulative gain or loss on the hedging instrument is recognized directly in other comprehensive income in the "Cash flow hedge reserves" line of the consolidated statement of changes in equity, and is reclassified to the consolidated statement of income in the same period or periods in which the hedged transaction affects results; that is, when the income or financial expenses related to the hedge are recorded, or when an anticipated transaction occurs.

The part of the gain or loss on derivatives that represents the ineffective portion is recognized immediately in the consolidated statement of income.

Amounts originally recorded in other comprehensive income and subsequently reclassified to the consolidated statement of income are recorded in the corresponding expense or income lines in which the hedged item is reported.

If the anticipated transaction or firm commitment is no longer expected to occur, the cumulative gain or loss in the cash flow hedge reserve is transferred to the consolidated statement of income. If the derivative expires or is sold, settled, or exercised without replacement or renewal, or if its designation as a hedge has been revoked, any unrealized gain or loss accumulated in the cash flow hedge reserve remains in that reserve until the anticipated transaction or firm commitment affects results. At the same time, the derivative is recognized as a tradable derivative financial instrument.

(ii)	Fair value hedges -

The change in the fair value of a fair value hedge and the change in the fair value of the hedged item attributable to the hedged risk are recorded by affecting the carrying amount of the hedged item and are recognized in the consolidated statement of income.

For fair value hedges related to items recorded at amortized cost, any adjustment to the carrying amount of such items as a result of hedge discontinuation will be amortized through the consolidated statement of income over the remaining term of the hedge. Amortization at the effective interest rate may begin as soon as an adjustment occurs, but no later than when the hedged item is no longer adjusted for changes in its fair value attributable to the hedged risk.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the consolidated statement of income.

If a hedging instrument expires, is sold, settled, or exercised, or if its designation as a hedge no longer meets the criteria to be recorded as such, the hedging relationship is terminated. For fair value hedges related to items recorded at amortized cost, the difference between the fair value and the carrying amount of the hedged item at the end and the face value is amortized over the remaining term of the initial hedge, using the effective interest rate. If the hedged item is derecognized, the unamortized fair value is immediately recognized in the consolidated statement of income. At the same time, the derivative is recognized as a tradable derivative financial instrument.

(iii)	Foreign currency net investment hedges -

Foreign currency net investment hedges are accounted for similarly to cash flow hedges.

Any gain or loss on the hedging instrument related to the effective portion of the hedge is recognized in other comprehensive income and accumulated in the "Translation of operations abroad" line of the consolidated statement of changes in equity. The gain or loss related to the ineffective portion is recognized immediately in the consolidated statement of income within "Other income" or "Other expenses".

Accumulated gains and losses in the consolidated statement of changes in equity are reclassified to the consolidated statement of income when the net investment abroad is disposed of or partially sold.

(iv)	Implicit derivatives -

Implicit derivatives in a principal (or host) contract are treated as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the principal contract and such principal contract is not held for trading or measured at fair value with effect on income.

The Group has investments indexed to certain liabilities from life insurance contracts, called "Investment Link". These instruments have been classified by the Group since their initial recognition as " Financial assets designated at fair value through profit or loss ".

u)	Fair value measurement -

Fair value is the price that would be received for selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liability takes place, either:

-	In the principal market for the asset or liability, or
-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or most advantageous market must be accessible to the Group. Also, the fair value of a liability reflects its default risk.

When available, the Group measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is considered active if transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on a continuous basis.

If there is no quoted price in an active market, the Group uses valuation techniques that maximize the use of relevant observable data and minimize the use of unobservable data.

The valuation technique chosen incorporates all factors that market participants would consider when setting the price of a transaction.

All assets and liabilities for which fair values are determined or disclosed in the consolidated financial statements are classified within the fair value hierarchy, described below, based on the lowest level of data used that is significant to the fair value measurement as a whole:

-	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2: Valuation techniques by which the lowest level of information that is significant to the fair value measurement is directly or indirectly observable.

-	Level 3: Valuation techniques by which the lowest level of information that is significant to the fair value measurement is not observable.

The Group determines for assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, whether transfers occurred between different levels within the hierarchy by reviewing the categorization at the end of each reporting period.

For fair value disclosure purposes, the Group has determined the classes of assets and liabilities based on the nature, characteristics, and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Also, the fair value of financial instruments measured at amortized cost is disclosed in Note 30.11(b).

v)	Segment information -

The Group reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specific criteria.

Operating segments are a component of an entity for which separate financial information is available and is evaluated periodically by the chief operating decision-maker ("CODM") related to the allocation of resources and performance evaluation. The Group discloses the same financial information that is used internally to assess the performance of operating segments and decide how to allocate resources to segments, Note 27.

w)	Fiduciary activities, fund management, and pension funds -

The Group provides custody, administration, investment management, and advisory services to third parties that result in holding or lending assets on their behalf. These assets and the results on them are excluded from the consolidated financial statements, as they are not Group assets, Note 30.12.

  Commissions generated by this activity are included in the "Commissions and fees" line of the consolidated statement of income.

x)	Cash and cash equivalents -

For the purposes of the consolidated statement of cash flows, cash and cash equivalents correspond to cash balances, funds deposited with central banks, "overnight" deposits, interbank funds, and deposits with maturities of three months or less from the acquisition date, excluding restricted funds, see Note 4(a).

Guarantee funds committed as part of a repurchase agreement are presented in the "Guarantee funds, repurchase agreements, and financing with securities" line of the consolidated statement of financial position, see Note 5(a).

Guarantee funds committed in trading of derivative financial instruments are presented in the "Other assets" line of the consolidated statement of financial position, see Note 12(c).

Unrealized gains and losses arising from changes in foreign currency exchange rates are not cash flows. However, the effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is reported in the statement of cash flows in order to reconcile cash and cash equivalents at the beginning and the end of the period. This amount is presented separately from cash flows from operating, investing and financing activities and includes the differences, if any, had those cash flows been reported at end of period exchange rates.

y)	Repurchase and resale agreements and loans and financing with securities -

Securities sold under agreements to repurchase on a specific future date are not derecognized from the consolidated statement of financial position because the Group retains substantially all risks and benefits inherent in ownership. The cash received is recorded as an asset in the "Available funds" line, and the corresponding obligation to return it, including accrued interest, is recorded as a liability in the "Accounts payable for repurchase agreements and securities loans" line, reflecting the economic substance of the operation as a loan received by the Group. The difference between the selling price and the repurchase price is accrued during the contract term using the effective interest rate method and is recorded in the "Interest and similar expenses" line of the consolidated statement of income.

As part of this transaction, the Group delivers assets as collateral. When the counterparty receives securities and has the right to sell them or re-deliver them as collateral, the Group reclassifies these securities to the "Investments at fair value with changes in other comprehensive income under collateral" or "Investments at amortized cost under collateral" lines, as appropriate, in the consolidated statement of financial position. When the counterparty receives guarantee funds that will be restricted until the contract maturity, the Group reclassifies such cash to the "Guarantee funds, repurchase agreements, and financing with securities" line of the consolidated statement of financial position. When the counterparty receives credit portfolios as collateral, the Group maintains these credits in the "Credit portfolio, net" line in the consolidated statement of financial position, the control of which is kept in off-balance sheet accounts.

On the other hand, securities purchased under agreements to resell on a specific future date are not recognized in the consolidated statement of financial position. The cash granted is recorded as an outflow of an asset from the "Available funds" line, and the corresponding right to collect it, including accrued interest, is recorded in the "Guarantee funds, repurchase agreements, and financing with securities" line, reflecting the economic substance of the operation as a loan granted by the Group. The difference between the purchase price and the resale price is accrued during the contract term using the effective interest rate method and is recorded in the "Interest and similar income" line of the consolidated statement of income.

If securities purchased under a resale agreement are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale in the "Financial liabilities at fair value with changes in income" line of the consolidated statement of financial position, and is measured at fair value, recording gains or losses in the "Net gain on securities" line of the consolidated statement of income.

Loans and financing are usually secured by securities. The transfer of securities to counterparties is only reflected in the consolidated statement of financial position if the risks and benefits inherent in ownership are also transferred.

z)	International Financial Reporting Standards issued, but not yet effective –

The Group decided not to early adopt the following standards and interpretations that were issued but are not yet effective as of December 31, 2024.
-	IFRS 18 - "Presentation and Disclosures in Financial Statements" –

On April 9, 2024, the IASB issued IFRS 18 "Presentation and Disclosures in Financial Statements" which introduces new requirements to improve the quality of information presented in financial statements and to promote analysis, transparency and comparability of companies' performance. Specifically, IFRS 18 introduces three predefined expense categories (operating, investing, financing) and two subtotals ("operating profit" and "profit before financing and income taxes") to provide a consistent structure in the income statement and facilitate the analysis of the income statement. Additionally, it introduces disclosure requirements for management-defined performance measures (MPM). Finally, it establishes requirements and provides guidance on aggregation/disaggregation of the information to be provided in the primary financial statements.
This new standard will come into force on January 1, 2027. Management is assessing the potential effects this could have on the Group's financial statements.
-	Amendments to IFRS 9 and IFRS 7 “Amendments to the classification and measurement of financial instruments” –

On May 30, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify how to assess the contractual cash flow characteristics of financial assets that include contingent features such as environmental, social and governance (ESG). Additionally, they clarify that a financial liability should be derecognized on the 'settlement date' and introduce an accounting policy option to derecognize before that date financial liabilities that are settled using an electronic payment system. Finally, additional disclosures are required in IFRS 7 for financial instruments with contingent characteristics and equity instruments classified at fair value through other comprehensive income.

The amendments will come into force on January 1, 2026. Management is assessing the potential effects this could have on the Group's financial statements.

-	IFRS 19 “Subsidiaries without Public Accountability” –

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement, and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability, and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS Accounting Standards.
IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted. As the Group’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.
4	CASH AND DUE FROM BANKS

a)	The composition of the item is presented below:

	2024	2023
	S/(000)	S/(000)

Cash and clearing (b)	4,892,244	5,227,446
Deposits with Central Reserve Bank of Peru (BCRP) (b)	36,665,481	23,673,777
Deposits with Central Bank of Bolivia and Colombia (b)	1,414,889	1,397,469
Deposits with foreign banks (c)	3,841,338	2,951,396
Deposits with local banks (c)	638,272	600,180
Interbank funds	54,687	−
Accrued interest	63,192	70,346
Total cash and cash equivalents	47,570,103	33,920,614
Restricted funds	85,093	10,334
Total cash	47,655,196	33,930,948

Cash and cash equivalents presented in the consolidated statement of cash flows exclude restricted funds, see Note 3(x).

b)	Cash and clearing and deposits with Central Reserve Banks -

These accounts mainly include the legal cash requirements that Subsidiaries of Credicorp must be maintained able to honor their obligations with the public. The composition of these funds is as follows:
	2024	2023
	S/(000)	S/(000)

Legal cash requirements
Deposits with Central Reserve Bank of Peru (i)	21,665,571	21,182,492
Deposits with Central Bank of Bolivia	1,414,889	1,352,378
Deposits with Republic Bank of Colombia	−	45,091
Cash in vaults of Bank	4,420,164	4,490,602
Total legal cash requirements	27,500,624	27,070,563

Additional funds
Overnight deposits with Central Reserve Bank of Peru (ii)	14,049,388	1,546,478
Term deposits with Central Reserve Bank of Peru (iii)	240,000	−
Cash in vaults of Bank and others	472,080	736,844
Other Deposits BCRP	710,522	944,807
Total additional funds	15,471,990	3,228,129
Total	42,972,614	30,298,692

(i)
As of December 31, 2024 cash and deposits that generate interest subject to legal cash requirements in Peru in local and foreign currency are subject to an implicit rate of 5.61 percent and 34.60 percent, respectively, on the total balance of obligations subject to legal cash requirements, as required by the BCRP (6.01 percent and 34.87 percent, respectively, as of December 31, 2023)

As of December 31, 2024, part of the additional reserve funds in U.S. Dollar at a variable rate amounting to US$150.0 million, equivalent to S/564.6 million, have a cash flow hedge through interest rate swaps (IRS), through which said funds are converted to U.S. Dollar at a fixed rate, see Note 12(c).
The reserve funds, which represent the minimum mandatory, do not earn interest; however, the mandatory reserve deposited in BCRP more than minimum mandatory, earns interests at a nominal rate established by BCRP.
In Management's opinion, the Group has complied with the requirements established by current regulations related to the calculation of the legal reserve.
(ii)
As of December 31, 2024, the Group maintains four "overnight" deposits with the BCRP, of which two is denominated in soles in amount of S/435.0 million and two in U.S. Dollar for a total of US$3,617.0 million, equivalent to S/13,614.4 million. To that date, the deposit in soles and deposits in U.S. Dollar accrue interest at annual rates of 3.00 percent and 4.44 percent, respectively, and have maturities at 3 days.

As of December 31, 2023, the Group maintains four “overnight” deposits with the BCRP, which two are denominated in soles for a total of S/1,160.0 million and two are denominated in U.S. Dollar for a total of US$104.2 million, equivalent to S/386.5 million. At said date, deposit in soles and deposits in U.S. Dollar accrue interest at annual rates of 4.00 percent and 5.34 percent, respectively, and have maturities at 5 days.

(iii)
As of December 31, 2024, the Group maintain term deposits with the BCRP for an amount of S/240.0 million, accruing interest at an annual rate between 4.81 to 4.84 percent. As of December 31, 2023, the Bank and its Subsidiaries did not maintain term deposits with the BCRP.

c)	Deposits with local and foreign banks -

Deposits with local and foreign banks mainly consist of balances in soles and U.S. Dollar; these represent cash on hand and earn interest at market rates. As of December 31, 2024, and 2023 the Group do not maintain significant deposits with any bank.
5	CASH COLLATERAL, REVERSE REPURCHASE AGREEMENTS AND SECURITIES BORROWING AND PAYABLES FROM REPURCHASE AGREEMENTS AND SECURITIES LENDING

a)	We present below the composition of cash collateral, reverse repurchase agreements and securities borrowing:

	2024	2023
	S/(000)	S/(000)

Cash collateral on repurchase agreements and security lendings (i)	362,723	607,639
Reverse repurchase agreement and security borrowings (ii)	670,454	719,722
Receivables for short sales	−	83,286
Total	1,033,177	1,410,647

(i)
As of December 31, 2024, the balance mainly comprises cash guarantees in U.S. Dollar and Bolivianos. Cash guarantees were delivered to the Central Bank of Bolivia, received in Bolivianos and U.S. Dollar for the equivalent of S/343.6 million (S/590.7 million, as of December 31, 2023).

The guarantee fund granted accrues interest at an average annual effective rate based on market rates. The liability related to this transaction is presented in “Accounts payable under repurchase agreements and securities lending” in the consolidated statement of financial position, see paragraph (c) below.

(ii)
Credicorp, through its subsidiaries, provides financing to its customers through reverse repurchase agreements and securities borrowing, in which a financial instrument serves as collateral. Details of said transactions are as follows:

		2024						2023
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Instruments issued by the Colombian Government	Colombian peso	8.09	174,598	274,114	154,743	603,455	594,096	6.09	−	603,441	82,075	685,516	687,878
Other instruments	Several	2.64	34,065	9,562	23,372	66,999	66,993	0.96	6,722	25,585	1,899	34,206	34,223
			208,663	283,676	178,115	670,454	661,089		6,722	629,026	83,974	719,722	722,101

b)
Credicorp, through its subsidiaries, obtains financing through “Payables from repurchase agreements and securities lending” by selling financial instruments and committing to repurchase them at future dates, including interest at a fixed rate. The details of said transactions are as follows:

		2024						2023
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Debt instruments, cash and credit portfolio (c)	−	−	281,977	−	7,547,457	7,829,434	8,155,962	−	−	9,582	8,596,559	8,606,141	9,268,346
Instruments issued by the Colombian Government	Colombian Pesos	4.68	127,103	721,207	−	848,310	848,310	6.22	−	1,410,328	−	1,410,328	1,408,486
Instruments issued by the Chilean Government	Chilean pesos	0.46	83,375	−	−	83,375	83,398	0.75	57,066	−	−	57,066	57,095
Other instruments		5.11	46,843	4,976	247,772	299,591	299,603	6.91	41,056	53,836	−	94,892	94,659
			539,298	726,183	7,795,229	9,060,710	9,387,273		98,122	1,473,746	8,596,559	10,168,427	10,828,586

c)	As of December 31, 2024, and 2023, the Group has repurchased agreements secured with: (i) cash, see Note 4(a) and (ii) investments, see Note 6(b). This item consists of the following:

		2024			2023
			Carrying			Carrying
Counterparties	Currency	Maturity	amount	Collateral	Maturity	amount	Collateral
			S/(000)			S/(000)

BCRP	Sol	January 2025 / September 2025	6,115,254	Investments	January 2024 / September 2025	5,436,564	Investments and credit portfolio
BCRP - Reactiva Perú (*)	Sol	May 2025 / December 2025	459,775	Loans guaranteed by National Government	May 2024 / December 2025	1,779,934	Loans guaranteed by National Government
Banco Central de Bolivia	Boliviano	March 2026	343,571	Cash	December 2024 / March 2025	590,715	Cash
Banco de la República de Colombia	Colombian Peso	January 2025	281,837	Cash	December 2024 / March 2025	9,569	Cash
Natixis S.A.	Sol	August 2028	270,000	Investments	August 2028	270,000	Investments
Citigroup Global Markets Limited	U.S. Dollar	August 2026	169,380	Investments	August 2026	166,905	Investments
Natixis S.A.	U.S. Dollar	August 2026	94,100	Investments	August 2026	92,725	Investments
BCRP - Reactiva Perú Especial (*)	Sol	October 2025 / December 2025	19,212	Loans guaranteed by National Government	June 2024 / December 2025	133,309	Loans guaranteed by National Government
Barclays Bank PLC	Sol	August 2028	9,090	Investments	−	−	−
Accrued interest			67,215			126,420

			7,829,434			8,606,141

(*)
Throug Repo Operations, BCP and MiBanco sell representing credit securities guaranteed by the BCRP, they receive soles and are obliged to buy them back at a later date. The credit representing securities with guarantee of the National Government may have the form of a portfolio of credit representing titles or of Certificates of Participation in trustee of the loan portfolio guaranteed by the National Government (Reactiva Especial). The BCRP will charge a fixed interest annual rate in soles of 0.50 percent for the operation and will include a grace period of twelve months without payment of interest or principal. As of December 31, 2024, the Bank and its Subsidiaries maintained repurchase agreements guaranteed for Reactiva program credits S/533.1 million (S/2,128.3 million, as of December 31, 2023).

As of December 31, 2024, said operations accrue interest at fixed and variable rates between 0.5 percent and 9.5 percent and daily SOFR between 7.02 percent and 7.24 percent, respectively (between 0.5 percent and 13.0 percent and daily SOFR between 7.42 percent and 7.64 percent, respectively, as of December 31, 2023).

6	INVESTMENTS

a)	Investment at fair value through profit or loss consist of the following:

	2024	2023
	S/(000)	S/(000)

Government Bonds (i)	1,685,543	1,555,548
Investment funds (ii)	1,401,956	1,199,026
Mutual funds (iii)	622,157	1,106,548
Participation in RAL Funds (iv)	432,503	145,414
Restricted mutual funds (v)	307,225	334,162
Corporate bonds	75,601	228,302
Shares	71,425	38,723
ETF (Exchange - Traded Fund)	39,309	29,582
Subordinated bonds	24,587	31,582
Bonds from financial organizations	22,081	92,907
Central Bank of Chile bonds	11,355	12,655
Certificates of deposit BCRP	−	192,666
Others	7,676	9,208
Balance before accrued interest	4,701,418	4,976,323
Accrued interest	13,925	6,338
Total	4,715,343	4,982,661

(i)	As of December 31, 2024, and 2023 the balance of these instruments includes the following government treasury bonds:

	2024	2023
	S/(000)	S/(000)

Colombian treasury bonds	1,018,392	1,401,000
Peruvian treasury bonds	420,019	141,349
Chilean treasury bonds	87,505	8,497
United States of America trasury bonds	73,338	−
Mexican treasury bonds	43,334	−
Panama Government Bonds	42,955	−
Swiss Government Bonds	−	4,702
Total	1,685,543	1,555,548

(ii)
As of December 31, 2024, the balance corresponds mainly to investment funds in Peru, the United States of America, Colombia, and other countries, which represent 59.6 percent, 27.5 percent, 9.5 percent, and 3.4 percent respectively. As of December 31, 2023, the balance corresponds mainly to investment funds in Peru, the United States of America, Colombia, and other countries, which represented 54.3 percent, 28.1 percent, 10.0 percent, and 7.6 percent respectively.

(iii)
As of December 31, 2024, the balance corresponds to mutual funds from Bolivia, Ireland, Luxembourg, and other countries, which represent 63.3 percent, 12.5 percent, 12.5 percent, and 11.7 percent of the total, respectively. As of December 31, 2023, the balance corresponds to mutual funds from Luxembourg, Bolivia, Ireland, and other countries, which represent 52.0 percent, 35.5 percent, 6.7 percent, and 5.8 percent of the total, respectively.

(iv)
As of December 31, 2024, these funds are approximately Bs725.5 million, equivalent to S/398.1 million, and US$9.1 million, equivalent to S/34.4 million. As of December 31, 2023, these funds amounted to approximately Bs194.6 million, equivalent to S/105.2 million, and US$10.8 million, equivalent to S/40.2 million; and include the investments made by the Group in the Central Bank of Bolivia as guarantee for deposits received from the public. These funds have restrictions for their use and are required from all banks in Bolivia.

(v)
The restricted mutual funds comprise the participation quotas in the private pension funds managed by Prima AFP and are maintained in compliance with the legal regulations in Peru. Their availability is restricted, and the yield received is the same as that received by the private pension funds managed.

b)	Investments at fair value through other comprehensive income consist of the following:

	2024				2023
		Unrealized gross amount				Unrealized gross amount
	Cost	Profits	Losses	Estimated fair value	Cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Debts instruments:

Corporate bonds (i)	14,481,834	159,106	(535,597)	14,105,343	13,643,405	177,408	(643,985)	13,176,828
Government Bonds (ii)	12,112,328	231,115	(96,788)	12,246,655	10,387,141	185,055	(207,320)	10,364,876
Certificates of deposit BCRP (iii)	11,431,599	4,542	(384)	11,435,757	10,924,181	11,125	(53)	10,935,253
Securitization instruments (iv)	735,673	15,414	(41,592)	709,495	710,695	15,611	(48,421)	677,885
Negotiable certificates of deposit (v)	416,236	5,247	(3,676)	417,807	458,503	6,501	(2,368)	462,636
Subordinated bonds	171,618	2,329	(5,482)	168,465	282,368	2,243	(6,793)	277,818
Others	367,348	1,231	(2,023)	366,556	340,867	1,210	(1,739)	340,338
	39,716,636	418,984	(685,542)	39,450,078	36,747,160	399,153	(910,679)	36,235,634
Equity instruments designated at the initial recognition

Shares issued by:
Inversiones Centenario	112,647	−	(8,488)	104,159	112,647	23,214	−	135,861
Holding Bursatil Chilena S.A.	13,232	1,738	−	14,970	20,457	−	(1,761)	18,696
Holding Bursatil Regional S.A.	20,599	−	(6,023)	14,576	20,599	−	(2,318)	18,281
Corporación Andina de Fomento	4,441	873	−	5,314	4,441	776	−	5,217
Compañía Universal Textil S.A.	4,369	−	(2,583)	1,786	6,195	−	(2,415)	3,780
Pagos Digitales Peruanos S.A.	5,611	−	(5,611)	−	5,611	−	(5,611)	−
Alicorp S.A.A.	−	−	−	−	12,197	134,185	−	146,382
Others	3,726	2,733	−	6,459	3,555	3,055	(25)	6,585
	164,625	5,344	(22,705)	147,264	185,702	161,230	(12,130)	334,802

Balance before accrued interest	39,881,261	424,328	(708,247)	39,597,342	36,932,862	560,383	(922,809)	36,570,436
Accrued interest				545,296				473,504
Total				40,142,638				37,043,940

Credicorp's management has determined that unrealized losses on investments in debt instruments at fair value through other comprehensive income as of 2024 and 2023 are temporary in nature, considering factors such as the planned strategy in relation to the security or portfolio identified, the related collateral and the credit rating of the issuers.
As of December 31, 2024, as a result of the evaluation of the loss due to impairment of investments at fair value through other comprehensive income, the Group has recorded a provision for credit losses of S/27.9 million (S/4.3 million as of 2023), which is presented in the item “Net gain on securities”, see Note 21, in the consolidated statement of income. Likewise, Management has decided and has the ability to maintain each of these investments for a sufficient period of time to allow an early recovery of fair value, even before their recovery or maturity.

The maturities and annual market rates of debts instruments investments at fair value through other comprehensive income as of 2024 and 2023, are as follows:
	Maturities		Annual market rate of return
	2024	2023	2024						2023
			S/		US$		Other currencies		S/		US$		Other currencies
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%

Corporate bonds	Jan-2025 / Nov-2095	Jan-2024 / Nov-2095	3.14	16.62	3.90	44.18	2.28	7.50	3.17	18.23	2.26	54.02	2.98	15.67
Government bonds	Jan-2025 / Dec-2055	Jan-2024 / Feb-2055	2.83	7.08	2.97	9.95	4.19	4.19	0.90	6.82	0.92	8.89	4.19	4.19
Certificates of deposit BCRP	Jan-2025 / Jun-2026	Jan-2024 / Dec-2024	4.24	4.93	−	−	−	−	5.42	6.74	−	−	−	−
Securitization instruments	Sep-2025 / Oct-2049	Sep-2025 / Sep-2045	3.99	20.86	5.17	23.94	5.80	6.00	4.11	29.78	6.09	16.11	5.80	6.00
Negotiable certificates of deposits	Feb-2025 / Nov-2037	Jan-2024 / Nov-2037	−	−	−	−	0.53	6.10	−	−	−	−	0.53	5.74
Subordinated bonds	Apr-2025 / Jun-2055	Apr-2024 / Aug-2045	3.81	8.03	2.28	8.05	−	−	3.23	9.42	2.81	7.14	−	−
Others	Apr-2025 / Feb-2035	Apr-2024 / Feb-2035	2.55	3.42	7.50	7.67	0.90	4.25	0.14	1.76	8.12	9.08	0.25	6.10

Likewise, as of December 31, 2024, the Group has entered into repurchase agreements (Repos) on government bonds and BCRP certificates of deposit classified as investments at fair value with changes in other comprehensive income for an estimated market value of S/5,934.5 million (S/4,269.9 million as of December 31, 2023); whose related liability is presented in the item “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see Note 5(c).

(i)
At December 31, 2024, the balance corresponds to corporate bonds issued by companies in the United States of America, Peru, Chile and other countries, representing 42.2 percent, 33.2 percent, 3.6 percent and 21.0 percent of the total, respectively. At December 31, 2023, the balance corresponds to corporate bonds issued by companies in the United States of America, Peru, Colombia and other countries, representing 40.2 percent, 34.2 percent, 4.3 percent and 21.3 percent of the total, respectively.

As of December 31, 2024, the Group maintains IRS, which have been designated as hedges of the fair value of certain fixed-rate bonds in U.S. Dollar issued by corporate companies classified as investments at fair value through other comprehensive income, for a nominal amount of S/790.4 million (S/778.9 million as of December 31, 2023), see Note 12(c); through said IRS these bonds were economically converted at a variable rate.
Likewise, as of December 31, 2024, the Group maintains cross currency swaps (CCS) designated as derivative instruments for cash flow hedging of corporate bonds for a nominal value of S/47.0 million (cash flow hedge of corporate bonds for a nominal value of S/126.6 million as of December 31, 2023), through which the bonds were economically converted to soles at a fixed rate, see Note 12(c).
(ii)	As of December 31, 2024 and December 31, 2023, the balance includes the following Government Bonds:

	2024	2023
	S/(000)	S/(000)

Peruvian Government Bonds	10,387,634	8,260,261
United States of America Government Bonds	1,279,202	1,740,125
Colombian Government Bonds	341,299	204,525
Panama Government Bonds	108,069	1,039
Chilean Government Bonds	79,282	78,034
Qatar Government Bonds	11,653	12,109
Bolivian Government Bonds	1,834	41,436
Others	37,682	27,347
Total	12,246,655	10,364,876

(iii)
As of December 31, 2024, the Group maintains 116,499 certificates of deposits BCRP (111,613 as of December 31, 2023); which are instruments issued at discount through public auction, traded on the Peruvian secondary market and payable in soles.

(iv)	As of December 31, 2024 and 2023, the balance of securitization instruments includes the following:

	2024	2023
	S/(000)	S/(000)

Inmuebles Panamericana S.A.	149,074	153,034
Colegios Peruanos S.A.	81,291	77,560
ATN S.A.	77,244	77,666
Multimercados Zonales S.A.C.	54,374	53,540
Inmobiliaria Terrano S.A. y Operadora Portuaria S.A.	40,125	40,530
Nessus Hoteles Perú S.A.	36,629	34,330
Costa del Sol S.A.	35,483	36,717
Concesionaria La Chira S.A.	26,279	27,457
Centro Comercial Plaza Norte S.A.C.	25,241	24,504
Centro Comercial Mall del Sur S.A.C.	25,215	−
Ferreyros S.A.	23,784	25,068
Asociación Civil San Juan Bautista	22,327	23,565
Redesur y Tesur	21,748	24,504
Compañía de Turismo La Paz S.A.C.	19,780	24,174
Aeropuertos del Perú S.A.	14,058	14,730
Other minors	56,843	40,506
Total	709,495	677,885

The instruments have payments primarily semiannual through 2049. The underlying asset pool consists mainly of accounts receivable for income, service income and maintenance and marketing contributions (Inmuebles Panamericana S.A.), and accounts receivable for electric transmission services for the Carhuamayo - Cajamarca line (ATN S.A.).
(v)
As of December 31, 2024 the balance corresponds to certificates equivalent to S/417.8 million in other currencies, issued mainly by the Bolivian financial systems. As of December 31, 2023, the balance corresponds to certificates equivalent to S/462.6 million in other currencies. issued mainly by the financial systems of Colombia and Bolivia.

c)	Amortized cost investments consist of the following:

	2024
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian Government Bonds (i)	8,085,248	7,558,307
Corporate bonds (i)	534,396	536,321
Bonds from financial organizations (i)	48,090	48,307
Subordinated bonds (i)	44,763	45,148
Other government bonds (i)	29,074	29,185
Negotiable certificates of deposits	23,889	23,904
Certificates of payment on work progress (CRPAO) (ii)	8,321	8,270
	8,773,781	8,249,442
Accrued interest	194,096	194,096
Total investments at amortized cost, net	8,967,877	8,443,538

	2023
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian Government Bonds (i)	9,323,970	8,860,624
Corporate bonds (i)	447,245	447,774
Other government bonds (i)	89,484	89,482
Negotiable certificates of deposits	55,336	29,672
Subordinated bonds (i)	29,648	29,801
Certificates of payment on work progress (CRPAO) (ii)	22,717	22,433
	9,968,400	9,479,786
Accrued interest	220,527	220,527
Total investments at amortized cost, net	10,188,927	9,700,313

The expected loss of investments at amortized cost as of December 31, 2024 and 2023 is S/2.9 million and S/2.3 million, respectively.
(i)
As of December 31, 2024, these bonds have maturities between January 2025 and February 2042; and have annual market rates between 4.40 percent and 7.02 percent annually for bonds issued in soles, between 4.32 percent and 15.39 percent for bonds issued in US$ dollars, and between 5.30 percent and 10.40 percent annually for bonds issued in other currencies. As of December 31, 2023, they have maturities between January 2024 and February 2042; and have annual market rates between 5.59 percent and 6.82 percent annually for bonds issued in soles, between 4.53 percent and 21.23 percent for bonds issued in US$ dollars, and between 8.67 percent and 11.53 percent annually for bonds issued in other currencies.

Likewise, Credicorp Management has determined that as of December 31, 2024, the difference between amortized cost and the fair value of these investments is temporary in nature and Credicorp has the intention and ability to hold each of these investments until its maturity.
As of December 31, 2024, the Group has repurchased agreement transactions for investments at amortized cost for a value of S/1,063.4 million (S/2,264.1 million as of December 31, 2023), the related liability for which is presented in the caption “Payables from repurchase agreements and securities lending” in the consolidated statement of financial position, see Note 5(c).
(ii)
As of December 31, 2024, there are 8 certificates of Annual Recognition of Work Progress Payment - CRPAO (26 CRPAO as of December 31, 2023), issued by the Peruvian State to finance projects and concessions. Said issuance is a mechanism established in the concession contract signed between the State and the concessionaire, which allows the latter to obtain financing to continue with the work undertaken. Said investment matures between January 2025 and April 2026 and have annual market rates between 6.5 percent and 6.8 percent (between January 2024 and April 2026 and have annual market rates between 7.1 percent and 7.8 percent as of December 31, 2023).

In 2024, the Government of the Republic of Peru made a public offer to repurchase certain sovereign bonds to renew its debt and finance the fiscal deficit. Although the SBS in its Resolution No. 7033-2012 establishes that any sale or transfer of investments at maturity obliges financial institutions to reclassify all instruments in this category to investments available for sale, on June 28, 2024, the SBS issued a multiple official letter No. 41264-2024-SBS, authorizing financial institutions to participate in said offer, regardless of the classification category assigned to said instruments; taking into account the purpose of the buyback carried out by the Republic of Peru. In this sense, the Bank participated in securities repurchase and exchange program offered by the Ministry of Economy and Finance on behalf of the Peruvian Government. Through this program sovereign bonds were repurchased for S/1,450.0 million maturing in August 2024 and February 2029. Likewise, sovereign bonds maturing between August 2026 and February 2029 were exchanged for approximately S/780.8 million, and in return, were received sovereign bonds maturing in August 2039 for approximately S/795.4 million. This operation generated a net profit of S/24.5 million that was recognized in in the consolidated statement of income.

Likewise, during 2023, the Ministry of Economy and Finance, on behalf of the Peruvian Government, made a public offer to repurchase or exchange sovereign bonds. The SBS issued a multiple official letter No. 28112-2023, authorizing financial institutions to participate in said offer. In this sense, the Bank participated in the securities exchange program, through which it delivered sovereign bonds for S/1,183.6 million maturing between September 2023 and August 2028, which accrued effective interest rates between 5.08 and 6.62 percent; and received in exchange a sovereign bond for S/1,185.8 million maturing in August 2033 and an effective interest rate of 7.16 percent. This exchange generated a loss of S/27.8 million that was recognized in the consolidated statement of income.
d)	The table below shows the balance of investments classified by maturity, without consider accrued interest or provision for credit loss:

	2024
	At fair value through other comprehensive income	Amortized cost

	S/(000)	S/(000)

Up to 3 months	4,631,496	161,924
From 3 months to 1 year	8,960,899	196,986
From 1 to 3 years	5,259,160	642,039
From 3 to 5 years	5,176,129	2,211,166
More than 5 years	15,422,394	5,561,666
Without maturity	147,264	−
Total	39,597,342	8,773,781

	2023
	At fair value through other comprehensive income	Amortized cost

	S/(000)	S/(000)

Up to 3 months	5,297,064	102,203
From 3 months to 1 year	7,778,579	1,309,800
From 1 to 3 years	5,409,142	733,057
From 3 to 5 years	5,378,056	1,193,767
More than 5 years	12,372,792	6,629,573
Without maturity	334,803	−
Total	36,570,436	9,968,400

7	LOANS, NET

a)	This item consists of the following:

	2024	2023
	S/(000)	S/(000)

Direct loans -
Loans	118,396,820	115,170,158
Credit cards	6,223,711	7,112,268
Leasing receivables	5,260,182	5,735,973
Discounted notes	3,391,576	3,170,887
Factoring receivables	3,243,531	3,431,323
Advances and overdrafts in current account	132,231	321,962
Refinanced loans	2,241,062	2,407,516
Total direct loans	138,889,113	137,350,087

Internal overdue loans and under legal collection loans	5,430,132	6,133,167
	144,319,245	143,483,254
Add (less) -
Accrued interest	1,413,028	1,492,797
Total direct loans	145,732,273	144,976,051
Allowance for direct loan losses, Note 30.1(c)	(7,994,977)	(8,277,916)
Total direct loans, net	137,737,296	136,698,135

The Bank has participated in the Reactiva Perú I and II Program (liquidity program launched by the Peruvian Government in 2020, aimed at providing a quick and effective response to the liquidity needs that companies faced due to the impact of COVID-19 and ensure continuity in the payment chain).

As of December 31, 2024, direct loans of the Reactiva Peru program amount to S/877.3 million and the loans of FAE-MYPE program amount to S/3.5 million and S/2.1 million for FAE-MYPE 1 and FAE-MYPE 2, respectively. As of December 2023, the direct loans of Reactiva Peru program amounted to S/2,877.2 million and the loans of FAE-MYPE program to S/3.6 million and S/10.1 million for FAE-MYPE 1 and FAE-MYPE 2, respectively.

b)	As of December 31, 2024, and 2023, the composition of the gross credit balance is as follows:

	2024	2023
	S/(000)	S/(000)

Direct loans, Note 7(a)	144,319,245	143,483,254
Indirect loans, Note 18(a)	22,139,321	20,051,615
Due from customers on banker’s acceptances	528,184	412,401
Total	166,986,750	163,947,270

The following table presents the movement of the gross balance of the credit portfolio by stage for the periods 2024 and 2023:
Stage 1	Balance at December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Transfers between classes of loans	New loans, liquidation and write- offs, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	83,928,787	(6,375,422)	(321,490)	5,170,908	557,795	1,471,769	4,212,548	−	460,706	89,105,601
Residential mortgage loans	19,150,069	(4,867,259)	(78,840)	2,949,592	22,355	2,186	1,727,613	−	50,813	18,956,529
Small business loans	16,065,846	(9,240,619)	(115,321)	3,329,738	44,315	(1,471,769)	8,378,279	−	(84,640)	16,905,829
Consumer loans	15,234,060	(6,349,365)	(130,291)	2,545,058	85,014	(2,186)	2,982,062	−	28,189	14,392,541
Total	134,378,762	(26,832,665)	(645,942)	13,995,296	709,479	−	17,300,502	−	455,068	139,360,500

Stage 2	Balance at December 31, 2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Transfers between classes of loans	New loans, liquidation and write- offs, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	5,937,197	(5,170,908)	(1,523,412)	6,375,422	517,832	134,410	(1,763,989)	−	1,594	4,508,146
Residential mortgage loans	3,558,102	(2,949,592)	(493,788)	4,867,259	52,741	−	(548,555)	−	6,158	4,492,325
Small business loans	4,630,314	(3,329,738)	(1,907,961)	9,240,619	118,948	(134,410)	(4,355,869)	−	(18,318)	4,243,585
Consumer loans	3,317,454	(2,545,058)	(1,777,749)	6,349,365	105,041	−	(1,731,395)	−	1,197	3,718,855
Total	17,443,067	(13,995,296)	(5,702,910)	26,832,665	794,562	−	(8,399,808)	−	(9,369)	16,962,911

Stage 3	Balance at December 31, 2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Transfers between classes of loans	New loans, liquidation and write- offs, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	7,307,176	(557,795)	(517,832)	321,490	1,523,412	(265,854)	(1,843,891)	(110,550)	17,264	5,873,420
Residential mortgage loans	1,468,748	(22,355)	(52,741)	78,840	493,788	871	(284,913)	(44,749)	5,689	1,643,178
Small business loans	1,802,830	(44,315)	(118,948)	115,321	1,907,961	265,854	(2,237,017)	(7,081)	3,098	1,687,703
Consumer loans	1,546,687	(85,014)	(105,041)	130,291	1,777,749	(871)	(1,799,077)	(11,931)	6,245	1,459,038
Total	12,125,441	(709,479)	(794,562)	645,942	5,702,910	−	(6,164,898)	(174,311)	32,296	10,663,339

Consolidated 3 Stages				Balance at December 31, 2023	Written off and forgivens	Transfers between classes of loans	New loans and liquidation, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024

Loans by class
				S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans				97,173,160	(594,478)	1,340,325	1,199,146	(110,550)	479,564	99,487,167
Residential mortgage loans				24,176,919	(20,162)	3,057	914,307	(44,749)	62,660	25,092,032
Small business loans				22,498,990	(1,746,105)	(1,340,325)	3,531,498	(7,081)	(99,860)	22,837,117
Consumer loans				20,098,201	(1,526,839)	(3,057)	978,429	(11,931)	35,631	19,570,434
Total				163,947,270	(3,887,584)	−	6,623,380	(174,311)	477,995	166,986,750

Stage 1	Balance at December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Transfers between classes of loans	New loans, liquidation and write- offs, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2023

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	86,190,457	(7,735,234)	(390,080)	6,837,244	113,232	865,954	(957,315)	−	(995,471)	83,928,787
Residential mortgage loans	18,640,432	(3,890,376)	(87,230)	2,834,608	68,812	−	1,680,893	−	(97,070)	19,150,069
Small business loans	13,425,653	(10,427,681)	(193,852)	4,537,627	15,883	(865,954)	9,439,846	−	134,324	16,065,846
Consumer loans	15,386,935	(6,597,935)	(466,950)	3,352,518	68,103	−	3,555,141	−	(63,752)	15,234,060
Total	133,643,477	(28,651,226)	(1,138,112)	17,561,997	266,030	−	13,718,565	−	(1,021,969)	134,378,762

Stage 2	Balance at December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Transfers between classes of loans	New loans, liquidation and write- offs, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2023

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	8,850,173	(6,837,244)	(1,901,832)	7,735,234	149,554	505,667	(2,566,703)	−	2,348	5,937,197
Residential mortgage loans	3,207,081	(2,834,608)	(498,299)	3,890,376	109,625	−	(301,840)	−	(14,233)	3,558,102
Small business loans	7,266,464	(4,537,627)	(2,151,478)	10,427,681	104,183	(505,667)	(6,021,879)	−	48,637	4,630,314
Consumer loans	3,471,604	(3,352,518)	(1,888,270)	6,597,935	66,491	−	(1,552,101)	−	(25,687)	3,317,454
Total	22,795,322	(17,561,997)	(6,439,879)	28,651,226	429,853	−	(10,442,523)	−	11,065	17,443,067

Stage 3	Balance at December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Transfers between classes of loans	New loans, liquidation and write- offs, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2023

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	8,150,200	(113,232)	(149,554)	390,080	1,901,832	(86,176)	(2,325,958)	(377,652)	(82,364)	7,307,176
Residential mortgage loans	1,388,061	(68,812)	(109,625)	87,230	498,299	−	(248,110)	(69,258)	(9,037)	1,468,748
Small business loans	1,741,559	(15,883)	(104,183)	193,852	2,151,478	86,176	(2,231,402)	(21,388)	2,621	1,802,830
Consumer loans	1,099,383	(68,103)	(66,491)	466,950	1,888,270	−	(1,763,126)	(21,689)	11,493	1,546,687
Total	12,379,203	(266,030)	(429,853)	1,138,112	6,439,879	−	(6,568,596)	(489,987)	(77,287)	12,125,441

Consolidated 3 Stages				Balance at December 31, 2022	Written off and forgivens	Transfers between classes of loans	New loans and liquidation, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2023

Loans by class
				S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans				103,190,830	(369,307)	1,285,445	(5,480,669)	(377,652)	(1,075,487)	97,173,160
Residential mortgage loans				23,235,574	(25,205)	−	1,156,148	(69,258)	(120,340)	24,176,919
Small business loans				22,433,676	(1,519,522)	(1,285,445)	2,706,087	(21,388)	185,582	22,498,990
Consumer loans				19,957,922	(1,410,633)	−	1,650,547	(21,689)	(77,946)	20,098,201
Total				168,818,002	(3,324,667)	−	32,113	(489,987)	(1,088,191)	163,947,270

c)
As of December 31, 2024, and 2023, the allowance for loan losses for direct loans, indirect loans and due from customers on banker’s acceptances, was determined under the expected credit loss model as established in IFRS 9. The movement in the allowance for loan losses is shown below for direct loans and indirect loans and due from customers on banker’s acceptances:

Stage 1	Balance at December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans liquidation, and write- offs, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	552,132	(151,847)	(7,753)	153,552	64,165	30,593	(147,692)	34,272	−	(12,392)	515,030
Residential mortgage loans	54,102	(20,949)	(430)	34,474	12,065	9,428	(22,871)	197	−	242	66,258
Micro-business loans	348,124	(356,044)	(6,772)	107,403	28,034	464,092	(165,734)	(34,272)	−	(548)	384,283
Consumer loans	285,091	(245,783)	(5,297)	142,011	74,041	51,412	29,377	(197)	−	355	331,010
Total	1,239,449	(774,623)	(20,252)	437,440	178,305	555,525	(306,920)	−	−	(12,343)	1,296,581

Stage 2	Balance at December 31, 2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans liquidation, and write- offs, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	399,536	(153,552)	(205,233)	151,847	55,861	(114,850)	143,678	24,408	−	(837)	300,858
Residential mortgage loans	121,258	(34,474)	(41,104)	20,949	29,958	(18,325)	90,309	−	−	(349)	168,222
Micro-business loans	431,282	(107,403)	(351,156)	356,044	69,433	(292,119)	318,559	(24,408)	−	(3,553)	396,679
Consumer loans	435,150	(142,011)	(434,526)	245,783	85,974	(146,722)	473,117	−	−	(2,518)	514,247
Total	1,387,226	(437,440)	(1,032,019)	774,623	241,226	(572,016)	1,025,663	−	−	(7,257)	1,380,006

Stage 3	Balance at December 31, 2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans liquidation, and write- offs, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	2,631,554	(64,165)	(55,861)	7,753	205,233	(881,988)	837,925	(89,886)	(83,143)	4,699	2,512,121
Residential mortgage loans	785,261	(12,065)	(29,958)	430	41,104	(155,152)	213,306	227	(25,181)	1,675	819,647
Micro-business loans	1,288,082	(28,034)	(69,433)	6,772	351,156	(1,898,683)	1,435,145	89,886	(5,540)	(2,032)	1,167,319
Consumer loans	1,314,373	(74,041)	(85,974)	5,297	434,526	(1,656,047)	1,275,984	(227)	(8,554)	(2,116)	1,203,221
Total	6,019,270	(178,305)	(241,226)	20,252	1,032,019	(4,591,870)	3,762,360	−	(122,418)	2,226	5,702,308

Consolidated 3 Stages						Credit loss of the period
				Balance at December 31, 2023	Loan portafolio written off and forgivens	New loans and liquidation, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024

Loans by class

				S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans				3,583,222	(614,686)	(351,559)	833,911	(31,206)	(83,143)	(8,530)	3,328,009
Residential mortgage loans				960,621	(23,023)	(141,026)	280,744	424	(25,181)	1,568	1,054,127
Micro-business loans				2,067,488	(1,813,283)	86,573	1,587,970	31,206	(5,540)	(6,133)	1,948,281
Consumer loans				2,034,614	(1,619,567)	(131,790)	1,778,478	(424)	(8,554)	(4,279)	2,048,478
Total				8,645,945	(4,070,559)	(537,802)	4,481,103	−	(122,418)	(17,374)	8,378,895

Stage 1	Balance at December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans liquidation, and write- offs, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2023

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	571,899	(139,043)	(9,218)	218,944	33,333	23,792	(162,840)	20,026	−	(4,761)	552,132
Residential mortgage loans	83,536	(16,389)	(705)	36,384	36,223	9,628	(94,942)	−	−	367	54,102
Micro-business loans	315,960	(305,106)	(7,484)	137,210	9,520	420,469	(205,832)	(20,026)	−	3,413	348,124
Consumer loans	300,322	(257,482)	(15,591)	173,612	61,421	60,661	(35,337)	−	−	(2,515)	285,091
Total	1,271,717	(718,020)	(32,998)	566,150	140,497	514,550	(498,951)	−	−	(3,496)	1,239,449

Stage 2	Balance at December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2023

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	493,257	(218,944)	(196,971)	139,043	39,898	(119,049)	208,014	52,764	−	1,524	399,536
Residential mortgage loans	126,832	(36,384)	(41,369)	16,389	58,782	(11,555)	9,120	−	−	(557)	121,258
Micro-business loans	540,913	(137,210)	(354,473)	305,106	64,946	(351,848)	411,980	(52,764)	−	4,632	431,282
Consumer loans	439,574	(173,612)	(576,535)	257,482	56,985	(144,372)	581,442	−	−	(5,814)	435,150
Total	1,600,576	(566,150)	(1,169,348)	718,020	220,611	(626,824)	1,210,556	−	−	(215)	1,387,226

Stage 3	Balance at December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans liquidation, and write- offs, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2023

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	2,846,887	(33,333)	(39,898)	9,218	196,971	(632,292)	630,339	(48,356)	(269,312)	(28,670)	2,631,554
Residential mortgage loans	757,780	(36,223)	(58,782)	705	41,369	(149,583)	276,611	−	(40,223)	(6,393)	785,261
Micro-business loans	1,113,154	(9,520)	(64,946)	7,484	354,473	(1,779,826)	1,635,614	48,356	(17,486)	779	1,288,082
Consumer loans	940,872	(61,421)	(56,985)	15,591	576,535	(1,604,579)	1,520,266	−	(16,625)	719	1,314,373
Total	5,658,693	(140,497)	(220,611)	32,998	1,169,348	(4,166,280)	4,062,830	−	(343,646)	(33,565)	6,019,270

Consolidated 3 Stages						Credit loss of the period
				Balance at December 31, 2022	Loan portafolio written off and forgivens	New loans and liquidation, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2023

Loans by class

				S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans				3,912,043	(384,266)	(343,283)	675,513	24,434	(269,312)	(31,907)	3,583,222
Residential mortgage loans				968,148	(28,178)	(123,332)	190,789	−	(40,223)	(6,583)	960,621
Micro-business loans				1,970,027	(1,563,052)	(148,153)	1,841,762	(24,434)	(17,486)	8,824	2,067,488
Consumer loans				1,680,768	(1,485,766)	(202,524)	2,066,371	−	(16,625)	(7,610)	2,034,614
Total				8,530,986	(3,461,262)	(817,292)	4,774,435	−	(343,646)	(37,276)	8,645,945

(*)	The movement includes the following effects:

(i)	Calibrations to the PD, LGD and EAD models;
(ii)	Updating of macroeconomic models and projections;
(iii)	Increase or decrease in credit risk due to phase changes;
(iv)	Increase or decrease in the risk inherent to credits that remain in the same phase.

(**)
The movement of the credit loss provision for the 2024 period includes the provision for direct and indirect credits and bank acceptances for approximately S/7,994.9million and S/383.9 million, respectively (S/8,277.9 million and S/368.0 million, respectively, as of December 31, 2023). The expected loss for indirect credits is included in the “Other liabilities” caption of the consolidated statement of financial position, Note 12(a). In Management's opinion, the credit loss provision for loans recorded as of December 31, 2024, and 2023, has been determined in accordance with IFRS 9 and is sufficient to cover losses in the loan portfolio.

d)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

e)	A portion of the loan portfolio is collateralized with guarantees received from customers, which mainly consist of mortgages, trust assignments, securities and industrial and mercantile pledges.

f)	The following table presents the gross direct loan portfolio as of December 31, 2024, and 2023 by maturity based on the remaining period to the payment due date:

	2024	2023
	S/(000)	S/(000)
Outstanding loans -
From 1 to 3 months	31,363,434	30,957,809
From 3 months to 1 year	37,349,571	36,107,936
From 1 to 3 years	29,185,013	29,251,425
From 3 to 5 years	13,319,494	10,906,617
From 5 to 15 years	25,578,139	27,995,370
More than 15 years	2,093,462	2,130,930
	138,889,113	137,350,087
Internal overdue loans -
Overdue up to 90 days	1,046,337	1,459,603
Over 90 days	4,383,795	4,673,564
	5,430,132	6,133,167

Total	144,319,245	143,483,254

See credit risk analysis in Note 30.1.(c).

8	INSURANCE AND REINSURANCE CONTRACTS ASSETS AND LIABILITIES

a)	The detail of the assets per reinsurance contract are:

	2024			2023
	Asset for remaining coverage (*)	Incurred claims assets - contracts measured by PAA (**)	Total	Asset for remaining coverage (*)	Incurred claims assets - contracts measured by PAA (**)	Total
		Present value of future cash flows			Present value of future cash flows
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance at the beginning of the period	(133,054)	1,005,100	872,046	(96,962)	840,970	744,008
Directly attributable claims incurred	−	343,855	343,855	−	660,468	660,468
Changes that relate to past services	−	(158,503)	(158,503)	−	(219,215)	(219,215)
Future service changes	(5,735)	−	(5,735)	7,238	−	7,238
Reinsurance recoveries	(5,735)	185,352	179,617	7,238	441,253	448,491
Expenses for assigning the premiums paid to the reinsurer	(674,214)	−	(674,214)	(837,543)	(2,269)	(839,812)
Result of the reinsurance service	(679,949)	185,352	(494,597)	(830,305)	438,984	(391,321)
Net financial expenses for reinsurance contracts	−	30,377	30,377	−	43,419	43,419
Other changes	(13,237)	(18,679)	(31,916)	91,775	47,232	(44,543)
Cash flow:
Premiums paid net of commissions ceded and other directly attributable expenses paid	767,841	12	767,853	885,988	2,270	888,258
Reinsurance recoveries	−	(302,593)	(302,593)	−	(367,775)	(367,775)
Net cash flow	767,841	(302,581)	465,260	885,988	(365,505)	520,483
Balances at the end of the period	(58,399)	899,569	841,170	(133,054)	1,005,100	872,046

(*)  Includes accounts payable to reinsurers and co-insurers and excess of loss contracts.
(**) Includes accounts receivable from reinsurers and co-insurers.

b)	The detail of the liability for insurance contracts are:

	2024
	Liabilities for remaining coverage		Liabilities for incurred losses - contracts not measured by PAA	Incurred loss liabilities - contracts measured by PAA		Total
	Excluding loss component (*)	Loss component		Present Value of Fulfillment Cash Flows	Risk adjustment
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance at the beginning of the period	8,379,672	207,695	1,212,856	2,497,439	20,471	12,318,133
Insurance income	(3,779,710)	316	−	−	−	(3,779,394)
Claims incurred and other insurance service expenses	−	8,172	722,763	1,535,912	−	2,266,847
Adjustments relating to the past to liabilities for incurred claims	−	(4,365)	(550,740)	348,829	2,277	(203,999)
Losses and recoveries for losses in onerous contracts	−	15,801	−	−	−	15,801
Amortization of insurance acquisition cash flows	7,128	−	−	−	−	7,128
Insurance service expenses	7,128	19,608	172,023	1,884,741	2,277	2,085,777
Result of the insurance service	(3,772,582)	19,924	172,023	1,884,741	2,277	(1,693,617)
Net financial expenses for insurance contracts	553,835	(5,376)	64,928	126,019	1,044	740,450
Total changes in the consolidated income statement	(3,218,747)	14,548	236,951	2,010,760	3,321	(953,167)
Investment components	(914,866)	−	914,866	−	−	−
Other changes	(4,620)	25,556	1,171	9,884	56	32,047
Cash flow:
Premiums received	5,180,689	−	−	−	−	5,180,689
Claims and other service expenses paid	−	−	(1,077,214)	(1,973,141)	−	(3,050,355)
Insurance acquisition cash flows	(105,062)	−	−	−	−	(105,062)
Net cash flow	5,075,627	−	(1,077,214)	(1,973,141)	−	2,025,272
Balances at the end of the period	9,317,066	247,799	1,288,630	2,544,942	23,848	13,422,285

(*) Includes accounts receivable of contracts measured under the PAA and debts to intermediaries, marketers and auxiliaries.

	2023
	Liabilities for remaining coverage		Liabilities for incurred losses - contracts not measured by PAA	Incurred loss liabilities - contracts measured by PAA		Total
	Excluding loss component (*)	Loss component		Present Value of Fulfillment Cash Flows	Risk adjustment
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance at the beginning of the period	7,628,056	163,555	1,073,412	2,274,827	14,158	11,154,008
Insurance income	(3,855,739)	331	−	−	−	(3,855,408)
Claims incurred and other insurance service expenses	11,544	−	772,038	2,104,635	−	2,888,217
Adjustments relating to the past to liabilities for incurred claims	(592)	−	(588,726)	(71,098)	4,871	(655,545)
Losses and recoveries for losses in onerous contracts	(8,812)	25,993	−	−	−	17,181
Amortization of insurance acquisition cash flows	3,134	−	−	−	−	3,134
Insurance service expenses	5,274	25,993	183,312	2,033,537	4,871	2,252,987
Result of the insurance service	(3,850,465)	26,324	183,312	2,033,537	4,871	(1,602,421)
Net financial expenses for insurance contracts	1,051,939	(4,492)	140,934	146,732	1,759	1,336,872
Total changes in the consolidated income statement	(2,798,526)	21,832	324,246	2,180,269	6,630	(265,549)
Investment components	(901,136)	(10)	901,131	−	−	(15)
Other changes	(241,725)	22,700	(1,609)	33,651	(317)	(187,300)
Cash flow:
Premiums received	4,773,477	(382)	−	−	−	4,773,095
Claims and other service expenses paid	−	−	(1,084,324)	(1,991,308)	−	(3,075,632)
Insurance acquisition cash flows	(80,474)	−	−	−	−	(80,474)
Net cash flow	4,693,003	(382)	(1,084,324)	(1,991,308)	−	1,616,989
Balances at the end of the period	8,379,672	207,695	1,212,856	2,497,439	20,471	12,318,133

(*) Includes accounts receivable of contracts measured under the PAA and debts to intermediaries, marketers and auxiliaries.

c)	The components of the movement are presented below:

	2024				2023
	Present Value of Fulfillment Cash Flows	Risk adjustment	Contractual Service Margin (CSM)	Total	Present Value of Fulfillment Cash Flows	Risk adjustment	Contractual Service Margin (CSM)	Total

	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance at the beginning of the period	8,220,567	144,207	1,202,240	9,567,014	7,186,948	254,151	1,154,236	8,595,335
Changes in the consolidated statement of income:
Changes in estimates that adjust the CSM	(19,665)	4,441	9,535	(5,689)	50,644	(97,658)	39,919	(7,095)
Changes in estimates that result in losses and recoveries for contract losses onerous	(8,949)	(681)	−	(9,630)	4,483	(10,842)	(5,615)	(11,974)
Initial recognition contracts	(102,195)	9,628	123,461	30,894	(94,546)	8,226	106,833	20,513
Changes related to future services	(130,809)	13,388	132,996	15,575	(39,419)	(100,274)	141,137	1,444
CSM recognized for services provided	−	−	(125,610)	(125,610)	−	−	(128,639)	(128,639)
Changes in the risk adjustment recognized for the expired risk	−	(20,039)	−	(20,039)	−	(22,759)	−	(22,759)
Experience adjustments	829,682	−	−	829,682	871,245	5	174	871,424
Changes related to current services	829,682	(20,039)	(125,610)	684,033	871,245	(22,754)	(128,465)	720,026
Adjustments to liabilities for incurred claims	(713,268)	9,927	−	(703,341)	(764,140)	9,443	−	(754,697)
Result of the insurance service	(14,395)	3,276	7,386	(3,733)	67,686	(113,585)	12,672	(33,227)
Net financial expenses for insurance contracts	564,473	3,896	45,118	613,487	1,140,937	7,125	40,142	1,188,204
Total changes in the consolidated income statement	550,078	7,172	52,504	609,754	1,208,623	(106,460)	52,814	1,154,977
Other changes	51,293	1,414	3,306	56,013	(100,717)	(3,484)	(21,294)	(125,495)
Cash flow:
Premiums collected	1,500,797	−	−	1,500,797	1,091,817	−	−	1,091,817
Benefits and expenses paid	(1,077,186)	−	−	(1,077,186)	(1,085,630)	−	−	(1,085,630)
Acquisition fees paid	(80,588)	−	−	(80,588)	(80,474)	−	16,484	(63,990)
Net cash flow	343,023	−	−	343,023	(74,287)	−	16,484	(57,803)
Balances at the end of the period	9,164,961	152,793	1,258,050	10,575,804	8,220,567	144,207	1,202,240	9,567,014

As of December 31, 2024, the insurance contract liabilities measured under the general model is S/9,536.8 million (as of December 31, 2023, S/8,696.9 million) and the variable fee approach (VFA) is S/1,039.0 million (as of December, 2023, S/870.1 million).
As of December 31, 2024, the contractual service margin of insurance contracts that existed at the transition date to which the entity has applied the fair value approach totals approximately S/794.9 million, see Note 22 (f).

9	PROPERTY, FURNITURE AND EQUIPMENT, NET

a)	The composition of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2024, 2023, and 2022 is as follows:

	Land	Buildings and other constructions	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2024	2023	2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1	327,113	1,140,644	779,481	485,787	614,211	107,795	117,255	3,572,286	3,463,196	3,500,890
Additions	-	58,536	66,580	49,478	62,819	699	72,032	310,144	322,371	192,700
Acquisition of business	-	-	-	-	-	-	-	-	455	419
Transfers	-	-	35,210	1,151	40,987	1,252	(78,600)	-	-	-
Disposals and others	(32,959)	(24,373)	(11,422)	(30,649)	(57,180)	(3,703)	(19,670)	(179,956)	(213,736)	(230,813)
Balance as of December 31	294,154	1,174,807	869,849	505,767	660,837	106,043	91,017	3,702,474	3,572,286	3,463,196

Accumulated depreciation -
Balance as of January 1	-	744,686	571,056	327,846	480,974	90,199	-	2,214,761	2,182,098	2,192,111
Depreciation of the period	-	23,612	38,855	28,924	57,585	4,555	-	153,531	129,108	128,443
Acquisition of business	-	-	-	-	-	-	-	-	-	102
Disposals and others	-	(16,992)	(10,633)	(26,513)	(46,597)	(3,692)	-	(104,427)	(96,445)	(138,558)
Balance as of December 31	-	751,306	599,278	330,257	491,962	91,062	-	2,263,865	2,214,761	2,182,098

Net carrying amount	294,154	423,501	270,571	175,510	168,875	14,981	91,017	1,438,609	1,357,525	1,281,098

Banks, financial institutions and insurance entities operating in Peru cannot pledge their fixed assets.
During 2024, the Group, as part of the investment in fixed assets, has made disbursements mainly related to computer equipment and the remodeling of its various agencies. Likewise, during the years 2023 and 2022, the Group, as part of the investment in fixed assets, has made disbursements mainly related to the purchase of computer equipment, furniture and fixtures and the remodeling of its various agencies.
During the year 2024, Management decided to sell various land and buildings, the approximate sale price of which was S/98.2 million, with a net cost of S/30.2 million (during 2023, an approximate sale price of S/53.1 million with a net cost of S/51.4 million; during 2022, an approximate sale price of S/46.1 million, with a net cost of S/33.8 million).
Credicorp Ltd. subsidiaries maintain insurance on their main assets in accordance with the policies established by Management.
Due to the implementation of IFRS 17, depreciation expense of fixed assets is distributed in the consolidated income statement under depreciation item and attributable expense under the insurance technical result item for S/149.9 million and S/3.6 million, respectively, for the year 2024; S/125.0 million and S/4.1 million, respectively, for the year 2023.
Management periodically reviews the residual value, useful life and the depreciation method used of the Group's property, furniture and equipment; in order to ensure that these are consistent with your current economic benefit and life expectations. In the opinion of Management, as of December 31, 2024, 2023 and 2022, there is no evidence of impairment of the Group's properties, furniture and equipment.

10	INTANGIBLES AND GOOWILL, NET

a)	Intangible assets -

The composition of intangible assets with limited useful life and accumulated amortization as of December 31, 2024, 2023 and December 31, 2022 was as follows:
Description	Client relationships(i)	Brand name (ii)	Fund manager contract(iii)	Relationships with holders	Software and developments	Intangible in progress	Other	2024	2023	2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balance at January	375,905	175,321	77,715	21,100	4,279,022	901,562	30,754	5,861,379	5,167,235	4,708,305
Addtions	-	-	-	-	423,259	378,031	-	801,290	828,803	703,670
Adquisition of bussiness	-	-	-	-	-	-	-	-	16,642	7,533
Transfers	-	-	-	-	533,096	(533,096)	-	-	-	-
Disposals and others	(3,896)	-	(8,174)	-	(68,704)	(137,750)	(17,708)	(236,232)	(151,301)	(252,273)
Balance as of December 31	372,009	175,321	69,541	21,100	5,166,673	608,747	13,046	6,426,437	5,861,379	5,167,235

Accumulated amortization -
Balance at January	317,231	66,315	16,373	21,100	3,002,942	-	10,401	3,434,362	3,040,019	2,795,084
Amortization of the period	17,260	6,351	3,715	-	451,372	-	4,196	482,894	436,584	403,726
Disposals and others	(2,027)	-	(1,926)	-	(50,764)	-	(2,898)	(57,615)	(42,241)	(158,791)
Balance as of December 31	332,464	72,666	18,162	21,100	3,403,550	-	11,699	3,859,641	3,434,362	3,040,019

Net carrying amount	39,545	102,655	51,379	-	1,763,123	608,747	1,347	2,566,796	2,427,017	2,127,216

Management periodically reviews the residual value of intangibles, the useful life and the amortization method used in order to ensure that they are consistent with the economic benefit and life expectancy.
The Group during 2024 and 2023 made disbursements related to the implementation and development of IT projects as limited-life intangibles that include the acquisition of software, development of internal systems and improvement of technological platforms used in the Bank's operations, such as Yape, IO virtual card application, Mobile Banking, Telecredit and others.
Due to the implementation of IFRS 17, the amortization expense of intangible assets is distributed in the consolidated statement of income under amortization and attributable expense under insurance and reinsurance income for S/420.9 million and S/62.0 million, respectively, for the year 2024; S/386.1 million and S/50.5 million, respectively, for the year 2023.
In the opinion of the Group's Management, there is no evidence of impairment in the value of the intangibles held by the Group as of December 31, 2024, 2023 and 2022.

(i)	Client relationships -

This item consists of the following:
	2024	2023
	S/(000)	S/(000)

Prima AFP - AFP Unión Vida	20,813	32,629
Credicorp Capital Holding Chile - Inversiones IMT	10,892	13,410
Ultraserfinco	5,049	7,072
Tenpo SpA	1,011	1,264
Compañía Incubadora de Soluciones Móviles S.A.- Culqi	1,467	1,792
Joinnus	313	2,507
Net carrying amount	39,545	58,674

(ii)	Brand name –

	2024	2023
	S/(000)	S/(000)

MiBanco	99,437	105,244
Joinnus	3,155	3,457
Culqi	63	305
Net carrying amount	102,655	109,006

(iii)	Fund management contract –

	2024	2023
	S/(000)	S/(000)

Credicorp Capital Holding Chile - Inversiones IMT	23,183	29,553
Credicorp Capital Colombia	26,071	29,229
Ultrasefinco S.A.	2,125	2,560
Net carrying amount	51,379	61,342

b)	Goodwill -

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGUs for the purposes of impairment testing.
	2024	2023
	S/(000)	S/(000)
MiBanco - Edyficar Perú	273,694	273,694
Prima AFP - AFP Unión Vida	124,641	124,641
Credicorp Capital Colombia	99,841	111,799
Banco de Crédito del Perú	52,359	52,359
MiBanco Colombia	44,229	49,629
Pacífico Seguros	36,354	36,354
Atlantic Security Holding Corporation	29,795	29,795
Monokera S.A.S.	22,656	22,656
Tenpo SpA	20,927	22,697
Tenpo Technologies SpA	9,945	11,719
Joinnus S.A.C.	7,824	35,700
Crediseguro Seguros Personales	96	96
Compañía Incubadora de Soluciones Móviles S.A.-Culqi	-	2,297
Wally POS S.A.C.	-	21,046
Sami Shop S.A.C.	-	4,000

Net carrying amount	722,361	798,482

The recoverable amount of all of the CGUs has been determined based in the present value of the discounted cash flows or dividends determined principally with assumptions of revenue and expenses projection (based on efficiency ratios).
Goodwill balance of Credicorp Capital Colombia S.A., Mibanco Colombia, Tenpo SPA and Tenpo Technologies SpA. is affected by the effect of the local exchange rate currency of the country in which they operate against the exchange rate of functional currency of Credicorp Ltd. and subsidiaries.
For the year 2024, the Group recorded an impairment in the following companies: Joinnus S.A. for S/12.0 million, Wally POS S.A.C for S/9.0 million, Sami Shop for S/4.0 million and Compañía Incubadora de Soluciones Móviles S.A. for S/2.3 million.
During 2023, the Group recorded an impairment of MiBanco Colombia (formerly Banco Compartir S.A) for $75,199 Colombian pesos, equivalent to S/64.1 million and S/7.8 million of minority interest. To determine this impairment, a fair value of $438,259 Colombian pesos, equivalent to US$113.2 million, and a book value of $513,458 Colombian pesos, equivalent to US$132.5 million, were estimated. For the estimate, a discount rate of 15.1 percent and a growth rate in perpetuity of 6.8 percent were used as assumptions.

The following table summarizes the key assumptions used to determine the present value for 2024 and 2023:
	2024
Descripción	Perpetual growth rate	Discount rate
	%	%
MiBanco - Edyficar Perú	5.60	11.90
Prima AFP - AFP Unión Vida	1.60	14.20
Credicorp Capital Colombia	3.80	14.40
Banco de Crédito del Perú	4.60	10.90
Mibanco Colombia	6.10	13.80
Pacífico Seguros (*)	4.60	10.70 and 12.30
Atlantic Security Holding Corporation	2.30	11.30
Monokera S.A.S.	-	30.00
Tenpo	-	25.00
Joinnus S.A.C.	-	25.00
Compañía Incubadora de Soluciones Móviles S.A-Culqi	-	30.00
Wally POS S.A.C.	-	25.00
Sami Shop S.A.C.	-	25.00

	2023
Descripción	Perpetual growth rate	Discount rate
	%	%
MiBanco - Edyficar Perú	5.60	13.10
Prima AFP - AFP Unión Vida	1.60	15.50
MiBanco Colombia	6.80	15.10
Credicorp Capital Colombia	4.60	14.90
Banco de Crédito del Perú	4.60	12.40
Pacífico Seguros (*)	4.60	11.80 and 13.90
Atlantic Security Holding Corporation	2.30	12.60
Tenpo	-	25.00
Compañía Incubadora de Soluciones Móviles S.A-Culqi	-	25.00
Wally POS S.A.C	-	25.00
Sami Shop S.A.C	-	25.00

(*)	As of December 31, 2024, and 2023, it corresponds to the discount rates used to determine the recoverable value of the cash flows that correspond to the general and life insurance business lines.

Five or ten years of cash flows, depending on the business maturity, were included in the discounted cash flow model. The growth rate estimates are based on historic performance and management’s expectations of market development. A long-term growth rate to perpetuity has been determined taking into account forecasts included in industry reports.

The discount rates represent the assessment of the specific risks of the cash-generating unit. The discount rate originates from the financial asset pricing model (MVAF). The cost of capital is derived from the returns that the Group's investors expect to obtain, the specific risk incorporated by applying individual comparable beta factors adjusted to the debt structure of each CGU and the specific country and market risk premiums for each CGU. The beta factors are evaluated annually based on available market information.
The key assumptions described above may change if market and economic conditions change. As of December 31, 2024 and 2023, the Group estimates that the reasonableness of these possible changes in these assumptions would not cause the recoverable amount of all CGU's to decrease to below their carrying value.

11	RIGHT-OF-USE ASSETS AND LEASE LIABILITES

a)	Right-of-use

The Group has leased agreements according to the following composition:
	Property, Agencies and offices	Servers and technology platforms	Transport units	Other leases	2024	2023	2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balance as of January 1	847,254	152,371	6,108	79,510	1,085,243	1,026,891	969,355
Additions	49,827	590	2,024	−	52,441	122,841	113,948
Disposal and others	(36,986)	(2,193)	(82)	(210)	(39,471)	(64,489)	(56,412)
Balance as of December 31	860,095	150,768	8,050	79,300	1,098,213	1,085,243	1,026,891

Accumulated depreciation -
Balance as of January 1	448,657	97,096	2,232	37,543	585,528	483,058	382,938
Depreciation of the period	98,977	27,650	1,124	14,889	142,640	147,833	151,335
Disposal and others	(31,170)	(1,105)	(32)	(186)	(32,493)	(45,363)	(51,215)
Balance as of December 31	516,464	123,641	3,324	52,246	695,675	585,528	483,058

Net carrying amount	343,631	27,127	4,726	27,054	402,538	499,715	543,833

The Group maintains contracts, with certain renewal options and for which the Group has reasonable certainty that this option will be exercised. In these cases, the period of lease used to measure the liability and assets corresponds to an estimation of future renovations.
b)	Lease Liabilities

Lease liabilities include the present value of fixed payments and variable lease payments. Lease payments made under renewal options with reasonable certainty of being exercised are included in the measurement of the liability.
Lease payments are discounted using the interest rate implicit in the lease, if that rate could be readily determined, or the interest rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset, for a similar term, in a similar economic environment with similar terms, guarantees and conditions.
Lease liabilities are recorded at amortized cost, recognizing the interest in the caption “Interest, income and similar expenses” in the consolidated statement of income, and the installments that are paid will be subtracted.

As of December 31, 2024 and 2023, financial lease liability amounts to S/404.8 million and S/512.6 million, respectively.

12	OTHER ASSETS AND OTHER LIABILITIES

a)	This item consists of the following:

	2024	2023
	S/(000)	S/(000)
Other assets -
Financial instruments:
Receivables (b)	1,225,171	1,319,569
Margin Call	1,087,831	203,483
Derivatives receivable (c)	904,791	987,663
Receivables from sale of investments (d)	824,988	411,599
Operations in process (e)	131,029	137,952
	4,173,810	3,060,266

Non-financial instruments:
Deferred fees (f)	1,026,896	1,197,457
Investment in associates (g)	763,918	748,663
Investment properties, net (h)	625,105	565,274
Income tax prepayments, net	226,847	348,578
Adjudicated assets, net	166,179	107,562
Improvements in leased premises	149,298	100,919
VAT (IGV) tax credit	70,339	86,661
Others	31,763	9,237
	3,060,345	3,164,351
Total	7,234,155	6,224,617

	2024	2023
	S/(000)	S/(000)
Other liabilities -
Financial instruments:
Accounts payable (i)	2,366,147	2,367,204
Salaries and other personnel expenses	1,335,800	1,082,059
Accounts payable for acquisitions of investments (d)	832,530	448,046
Derivatives payable (c)	819,473	891,999
Operations in process (e)	227,549	258,197
Allowance for indirect loan losses, Note 7(c)	383,918	368,029
Dividends payable	74,183	62,976
	6,039,600	5,478,510
Non-financial instruments:
Taxes	786,659	727,052
Provision for sundry risks (j)	646,739	642,520
Others	147,308	145,609
	1,580,706	1,515,181
Total	7,620,306	6,993,691

b)
As of December 31, 2024 and 2023, the balance is mainly composed of trade accounts receivable,  from the sale of goods and services, accounts receivable from the sale of foreign currency, unsettled transactions, funds restricted by the Central Reserve Bank of Bolivia, tax work, accounts paid by third parties, commissions receivable, premium receivable from payment protection insurance, accounts receivable from customers for stock exchange transactions, advances to personnel, dividends receivable, rents, among others.

c)
The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place change.

The table below shows as of December 31, 2024, and 2023 the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts and maturities. The nominal amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which fair value of derivatives is measured.
		2024				2023				2024 and 2023
	Note	Assets	Liabilities	Notional amount	Maturity	Assets	Liabilities	Notional amount	Maturity	Related instruments
		S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)

Derivatives held for trading (i) -
Interest rate swaps		456,575	352,677	48,119,429	January 2025 / January 2035	341,898	204,775	17,471,629	January 2024 / September 2033	−
Foreign currency forwards		161,495	210,947	33,716,473	January 2025 / April 2027	334,505	205,341	32,206,841	January 2024 / March 2026	−
Currency swaps		219,648	230,848	13,625,101	January 2025 / November 2034	230,818	429,365	12,895,649	January 2024 / August 2033	−
Foreign exchange options		3,018	8,420	743,202	January 2025/ April 2026	1,104	4,002	501,189	January 2024 / March 2025	−
Futures		1,477	120	23,713	March 2025	1,187	1,618	40,428	March 2024	−
		842,213	803,012	96,227,918		909,512	845,101	63,115,736
Derivatives held as hedges
Cash flow hedges -
Cross currency swaps (CCS)	15(a)(i)	18,993	2,359	828,080	January 2025	13,843	25,524	815,980	January 2025	Bonds issued
Cross interest rate swaps (IRS)	4(b)(i)	−	970	564,600	April 2026 / May 2026	786	337	556,350	April 2026 / May 2026	Cash and due from banks
Cross currency swaps (CCS)	14(b)(i)	−	5,242	225,840	May 2025 / June 2025	−	11,253	222,540	May 2025 / June 2025	Debts to bank
Cross currency swaps (CCS)	15(a)(v)	−	5,937	71,940	November 2025	1,552	−	78,969	November 2025	Bonds issued / loans(**)
Cross currency swaps (CCS)	6(b)(i)	1,802	1,852	46,970	January 2025 / April 2025	20,359	9,784	126,624	February 2024 / January 2025	Investments (*)
Foreign currency forwards		5,597	98	125,173	January 2025 / February 2026	−	−	−	−	Investments (*)
Foreign currency forwards		3,159	3	136,603	March 2025 / December 2025	−	−	−	−	Loans
Foreign currency forwards		−	−	−	−	57	−	54,392	June 2024	Debts to bank
Fair value hedges -
Interest rate swaps (IRS)	6(b)(i)	33,027	−	790,440	March 2025 / February 2028	41,554	−	778,890	March 2025 / February 2028	Investments (*)
		62,578	16,461	2,789,646		78,151	46,898	2,633,745
		904,791	819,473	99,017,564		987,663	891,999	65,749,481

(*)	Corresponds to investments classified at the fair value through other comprehensive income under IFRS 9 as of December 31, 2024 and 2023.

(**)
As of December 31, 2024, the Group held cross-currency swap contracts (CCS) for a notional amount of ¥3,000.0 million equivalent to $19.1 million (for ¥3,000.0 million equivalent to $21.3 million, as of December 31, 2023), which were decomposed by risk variables into two cross-currency swaps (CCS) for the purpose of being designated as cash flow hedges and re-expressing the initial exposures in the functional currency, as follows:

-
JPY-PEN for ¥3,000.0 million equivalent to S/71.9 million as of December 31, 2024 (¥3,000.0 million equivalent to S/79.0 million as of December 31, 2023) designated for cash flow hedges of bonds issued in yen.

-
PEN-USD for $20.3 million equivalent to S/76.4 million as of December 31, 2024 (US$20.3 million equivalent to S/75.4 million as of December 31, 2023), designated for cash flow hedging of U.S. dollar placements up to that amount.

(i)
Held-for-trading derivatives are principally negotiated to satisfy customers’ needs. On the other hand, the Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedge accounting requirements. Fair value of derivatives held for trading classified by contractual maturity is as follows:

	2024						2023
	Up to 3	From 3 months	From 1 to	From 3 to 5	Over 5		Up to 3	From 3 months	From 1 to	From 3 to 5	Over 5
	months	to 1 year	3 years	years	years	Total	months	to 1 year	3 years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Interest rate swaps	22,151	33,774	141,134	82,228	177,288	456,575	8,870	11,790	94,681	128,141	98,416	341,898
Foreign currency forwards	106,414	53,498	1,583	−	−	161,495	201,816	129,504	3,185	−	−	334,505
Currency swaps	43,713	31,998	72,826	56,141	14,970	219,648	4,955	45,436	69,962	78,513	31,952	230,818
Foreign exchange options	1,175	1,369	474	−	−	3,018	471	592	41	−	−	1,104
Futures	1,477	−	−	−	−	1,477	1,187	−	−	−	−	1,187
Total assets	174,930	120,639	216,017	138,369	192,258	842,213	217,299	187,322	167,869	206,654	130,368	909,512

	2024						2023
	Up to 3	From 3 months	From 1 to	From 3 to 5	Over 5		Up to 3	From 3 months	From 1 to	From 3 to 5	Over 5
	months	to 1 year	3 years	years	years	Total	months	to 1 year	3 years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Interest rate swaps	21,591	50,376	88,792	29,965	161,953	352,677	20,615	20,739	48,110	36,596	78,715	204,775
Foreign currency forwards	141,078	67,531	2,338	−	−	210,947	142,293	57,319	5,729	−	−	205,341
Currency swaps	26,293	25,499	79,045	71,857	28,154	230,848	78,941	129,935	86,455	99,804	34,230	429,365
Foreign exchange options	3,175	4,075	1,170	−	−	8,420	1,355	2,525	122	−	−	4,002
Futures	120	−	−	−	−	120	1,618	−	−	−	−	1,618
Total liabilities	192,257	147,481	171,345	101,822	190,107	803,012	244,822	210,518	140,416	136,400	112,945	845,101

(ii)
The Group is exposed to variability in future cash flows on assets and liabilities in foreign currency and/or those that bear interest at variable rates. The Group uses derivative financial instruments as cash flow hedges to cover these risks. A schedule indicating the periods when the current cash flow hedges are expected to occur and affect the consolidated statement of income, net of deferred income tax is presented below:

	2024					2023
	Up to 1	From 1 to	From 3 to 5	Over 5		Up to 1	From 1 to	From 3 to 5	Over 5
	year	3 years	years	years	Total	year	3 years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cash inflows (assets)	1,202,322	568,812	−	−	1,771,134	160,643	1,742,147	−	−	1,902,790
Cash outflows (liabilities)	(1,190,257)	(566,730)	−	−	(1,756,987)	(153,240)	(1,749,748)	−	−	(1,902,988)
Consolidated statement of income	2,764	1,845	−	−	4,609	485	(17,192)	−	−	(16,707)

The accumulated balance of the unrealized result from cash flow hedges, net of the corresponding deferred income tax, results from current hedges which maintain an unrealized loss of approximately S/2.3 million and from revoked hedges which maintain an unrealized gain. realized profit of S/2.4 million (As of December 31, 2023, current coverage maintained an unrealized loss of approximately S/12.0 million and revoked coverage maintained an unrealized gain of S/5.8 million).

d)
As of December 31, 2024 and 2023, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled during the first days of the following month.

e)
Operations in process include deposits received, granted and collected loans, funds transferred and other similar types of transactions, which are made in the final days of the month and not reclassified to their final accounts in the consolidated statement of financial position until the first days of the following month. The regularization of these transactions does not affect the Group’s net income.

f)
As of December 31, 2024 and 2023, it corresponds mainly to the payment of the loyalty program based on miles that the bank credits to its customers for the use of their cards, as well as other financial products for S/363.6 million and S/629.5 million, respectively.

g)
Credicorp’s main associate is Pacífico S.A Entidad Prestadora de Salud (Pacífico EPS), whose balance amounts to S/692.1 million and S/686.6 million as of December 31, 2024 and 2023, respectively, see Note 2.

h)	Investment properties -

The movement of investment properties is as follows:
	2024			2023
	Land	Buildings	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance at January 1	342,617	297,076	639,693	613,319
Additions (i)	29,013	41,386	70,399	25,034
Disposals and others	41	(2,197)	(2,156)	1,340
Balance as of December 31	371,671	336,265	707,936	639,693

Accumulated depreciation
Balance at January 1	−	73,009	73,009	63,351
Depreciation for the period	−	9,098	9,098	8,115
Disposals and others	−	(403)	(403)	1,543
Balance as of December 31	−	81,704	81,704	73,009

Impairment losses (ii)	689	438	1,127	1,410

Net carrying amount	370,982	254,123	625,105	565,274

Land and buildings are mainly used for office rental, which are free of all encumbrances.
(i)
As of December 31, 2024, the Group has made disbursements for the acquisition of land and real estate for S/70.4 million. As of December 31, 2023, the Group has made disbursements for the acquisition of land and real state for S/25.0 million.

(ii)	The Group’s Management has determined that the recoverable value of its investment properties is greater than their net carrying amount.

As of December 31, 2024 and 2023, the market value of the properties amounts to approximately S/1,235.1 million and S/1,235.2 million, respectively; which was determined through a valuation made by an independent appraiser.
i)
As of December 31, 2024 and 2023, the balance corresponds mainly to accounts payable to suppliers, accounts payable to investment clients in the stock market, accounts payable to policyholders, accounts payable to intermediaries, accounts payable for premiums to the deposit insurance fund, dividends payable to minor shareholders, accounts payable for sale of foreign currency, interbank transactions to be settled with the BCRP, among others.

j)	The movement of the provision for sundry risks for the years ended December 31, 2024, 2023 and 2022 was as follows:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Balance at the beginning of the year	642,520	624,149	614,012
Provision, Note 25	315,214	95,873	43,846
(Decrease), net	(310,995)	(77,502)	(33,709)
Balances at the end of the year	646,739	642,520	624,149

Because of the nature of its business, the Group has various pending lawsuits, which provisions are recorded when, in Management's and its in-house legal advisors opinion, it is likely that these may result in an additional liability and such amount can be reliably estimated. Regarding lawsuits against the Group which have not been recorded as a provision, in Management’s and its in-house legal advisors opinion, they will not result in an additional liability other than those recorded previously and they will not have a material effect on the Group’s consolidated financial statements.

13	DEPOSITS AND OBLIGATIONS

a)	This item consists of the following:

	2024	2023
	S/(000)	S/(000)

Saving deposits	59,757,825	52,375,813
Demand deposits	52,590,952	48,229,323
Time deposits (c)	44,116,438	41,290,011
Severance indemnity deposits	2,996,020	3,185,603
Bank’s negotiable certificates	1,101,347	1,194,653
Total	160,562,582	146,275,403
Interest payable	1,279,484	1,429,591
Total	161,842,066	147,704,994

The Group has established a policy to remunerate demand deposits and savings accounts according to a growing interest rate scale, based on the average balance maintained in those accounts; on the other hand, according to its policy, balances that are lower than a specified amount for each type of account do not bear interest. Also, time deposits earn interest at market rates.
Interest rates are determined by the Group considering the interest rates prevailing in the market in which each of the Group’s subsidiaries operates.
b)	The amounts of non-interest-bearing and interest-bearing deposits and obligations without consider accrued interest are presented below:

	2024	2023
	S/(000)	S/(000)

Non-interest-bearing -
In Peru	42,057,905	37,627,288
In other countries	5,102,286	4,607,210
	47,160,191	42,234,498

Interest-bearing -
In Peru	104,085,586	94,452,833
In other countries	9,316,805	9,588,072
	113,402,391	104,040,905

Total	160,562,582	146,275,403

c)	The balance of time deposits classified by maturity is as follows:

	2024	2023
	S/(000)	S/(000)

Up to 3 months	27,772,950	23,975,997
From 3 months to 1 year	10,886,485	11,420,212
From 1 to 3 years	1,754,547	2,472,740
From 3 to 5 years	478,235	327,136
More than 5 years	3,224,221	3,093,926
Total	44,116,438	41,290,011

In Management’s opinion the Group’s deposits and obligations are diversified with no significant concentrations as of December 31, 2024, and 2023.
As of December 31, 2024, and 2023, the balance of deposits and obligations, guaranteed by the Peruvian “Fondo de Seguro de Depositos” (Deposit Insurance Fund) amounts to approximately S/59,414.0 million and S/51,875.6 million, respectively. At said dates, maximum amount of coverage per depositor recognized by “Fondo de Seguro de Depositos” totaled S/121,600 and S/123,810.0, respectively.
As of December 31, 2024 and 2023, the balance of deposits and obligations of Banco de Crédito Bolivia guaranteed by the “Fondo de Protección al Ahorrista” (FPAH, for its Spanish acronym) of Bolivia, amounts to Bs1,385.6 million (equivalent to S/760.4 million) and Bs1,409.9 million (equivalent to S/762.3 million), respectively. At said dates, maximum amount of coverage per depositor recognized by “FPAH” totaled Bs102,593.9 and Bs90,240.3 (equivalent to S/56,300.4 and S/48,790.4, respectively).
As of December 31, 2024, and 2023, the balance of deposits and obligations of Mibanco Colombia guaranteed by the “Fondo de Garantía de las Instituciones Financieras” (FOGAFIN, for its Spanish acronym) of Colombia, amounts to $59,612.9 million (equivalent to S/50.9 million) and $53,049.4 million (equivalent to S/50.8 million), respectively. At said dates, maximum amount of coverage per depositor recognized by “Fogafín” totaled $50.0 million (equivalent to S/42,700.0 and S/47,850.0, respectively).
14	DUE TO BANKS AND CORRESPONDENTS

a)	This item consists of the following:

	2024	2023
	S/(000)	S/(000)

International funds and others (b)	5,821,219	7,362,734
COFIDE and FONCODES credit line (c)	4,550,610	4,389,433
Inter-bank funds	350,000	324,400
	10,721,829	12,076,567
Interest payable	32,556	202,114
Total	10,754,385	12,278,681

b)	This item consists of the following:

	2024	2023
	S/(000)	S/(000)

Sumitomo Mitsui Banking Corporation	752,800	426,535
Caixabank	590,948	370,900
International Finance Corporation (IFC) (i)	570,540	567,240
Bank of America N.A.	564,600	1,019,975
Standard Chartered Bank Hong Kong LTD	564,600	483,654
State Bank of India	564,600	−
Banco de la Nación	400,000	355,000
Citibank N.A.	376,401	185,450
Commerzbank AG	376,400	370,900
Bank of New York Mellon	188,200	593,440
Corporación Financiera de Desarrollo (COFIDE)	115,760	409,890
Banco BBVA Perú	110,000	60,000
Bancoldex	108,035	45,292
Banco Bice	104,425	−
ICBC Perú Bank S.A.	60,000	50,000
Banco Nacional de Bolivia S.A.	54,986	50,994
Banco Bisa S.A.	52,133	51,364
Banco Internacional	49,947	−
Banco Security	47,710	−
JP Morgan Chase & Co.	45,365	−
Banco de Occidente	34,162	47,463
Bancolombia S.A.	25,013	58,171
Club Deal Loan (ii)	−	923,965
Wells Fargo Bank N.A.	−	898,275
Zürcher Kantonalbank	−	185,450
Bradesco Bac Florida Bank	−	92,725
Banco Internacional del Perú S.A.A. (Interbank)	−	50,933
Others	64,594	65,118
Total	5,821,219	7,362,734

As of December 31, 2024, the loans have maturities between January 2025 and April 2035 (between January 2024 and April 2035 as of December 31, 2023) and bear interest at rates in soles that fluctuate between 5.03 percent and 7.86 percent (rates in soles between 2.23 percent and 9.33 percent as of December 31, 2023), and bear the following rates in foreign currency:
	2024		2023
	Min	Max	Min	Max
	%	%	%	%
U.S. Dollar	4.80	6.14	5.78	7.09
Boliviano	4.90	6.90	4.90	6.90
Chilean Peso	0.62	0.76	0.88	0.89
Colombian Peso	0.45	13.95	0.45	17.64

(i)
As of December 31, 2024, the Group maintain cross currency swaps (CCS) that were designated as cash flow hedges of certain repo operations in U.S dollars for a nominal amount of US$60.0 million, equivalent to S/225.8 million (US$60.0 million, equivalent to S/222.5 million as of December 31, 2023), see Note 12(c).

(ii)
In December 2024, a 25-month Club Deal Loan format loan for US$250.0 million, equivalent to S/941.0 million, agreed in November 2022 with five foreign banks was canceled: Wells Fargo Bank NY (Administrative Agent), Standard Chartered Bank, JP Morgan Chase Bank N.A., HSBC Bank and Bank of America (as of December 31, 2023, the balance was US$250.0 million equivalent to S/924.0 million).

In April 2023, JP Morgan Chase Bank carried out a partial transfer of its collection rights in favor of ICBC Perú Bank S.A. for US$20.0 million or S/74.2 million.
The loan accrued interest at a 3-month SOFR variable rate plus a spread of 1.5 percent. Likewise, the expenses related to said transaction were deferred and accrued proportionally during the term of the loan.
c)
Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronyms, respectively) to promote the development of Peru, they mature between January 2025 and January 2032 and bear annual interest in soles at rates that fluctuate between 6.00 percent and 7.60 percent and interest in foreign currency at 7.75 percent as of December 31, 2024 (between January 2024 and January 2032 and with annual interest in soles at rates that fluctuate between 3.50 percent and 7.60 percent and interest in foreign currency between 7.75 percent as of December 31, 2023). These lines of credit are guaranteed with a portfolio of Fondo Mi Vivienda mortgage loans amounting S/4,550.6 million and S/4,389.4 million, as of December 31, 2024, and 2023 respectively.

d)	The following table presents the maturities of due to banks and correspondents as of December 31, 2024 and 2023 based on the period remaining to maturity:

	2024	2023
	S/(000)	S/(000)

Up to 3 months	2,137,820	3,513,860
From 3 months to 1 year	3,320,059	3,514,114
From 1 to 3 years	1,662,047	1,568,163
From 3 to 5 years	824,015	795,765
More than 5 years	2,777,888	2,684,665
Total	10,721,829	12,076,567

e)
As of December 31, 2024, and 2023, lines of credit granted by various local and foreign financial institutions, to be used for future operating activities total S/10,371.8 million and S/11,752.2 million, respectively.

f)
Certain debts to banks, correspondents and other entities include specific agreements on how the funds received should be used, the financial conditions that the Bank must maintain, as well as other administrative matters. In Management's opinion, these specific agreements have been fulfilled by the Bank as of December 31, 2024, and 2023.

15	BONDS AND NOTES ISSUED

a)	This item consists of the following:

			Hedge Accounting			2024			2023
	Annual interest	Interest	Type	Notional	Notional Equivalent	Maturity	Issued	Carrying	Maturity	Issued	Carrying
	rate	payment					amount	amount		amount	amount
	%			(000)	S/(000)		(000)	S/(000)		(000)	S/(000)

Senior notes - BCP (i)	2.70	Semi-annual	CCS	US$220,000	828,080	January 2025	US$700,000	2,604,249	January 2025	US$700,000	2,571,032
Senior notes - BCP (ii)	5.85	Semi-annual	−	−	−	January 2029	US$500,000	1,862,468	−	−	−
Senior notes - Credicorp Ltd. (iii)	2.75	Semi-annual	−	−	−	June 2025	US$500,000	1,810,391	June 2025	US$500,000	1,706,587
Senior notes - BCP (ii)	7.85	Semi-annual	−	−	−	January 2029	S/1,150,000	1,150,000	−	−	−
Senior notes - BCP (iv)	5.05	Semi-annual	−	−	−	June 2027	US$30,000	112,471	June 2027	US$30,000	111,143
Senior notes - BCP (v)	0.97	Semi-annual	CCS	¥3,000,000	71,940	November 2025	¥3,000,000	71,796	November 2025	¥3,000,000	78,828
Senior notes - BCP (vi)	4.65	Semi-annual	−	−	−	−	−	−	September 2024	S/2,900,000	2,496,413

Corporate bonds -

First program
First issuance (Series A) - Mibanco Colombia	9.00	Quarterly	−	−	−	January 2025	$112,500	22,441	January 2025	$112,500	82,712
								7,633,816			7,046,715

			Hedge Accounting			2024			2023
	Annual interest	Interest	Type	Notional	Notional Equivalent	Maturity	Issued	Carrying	Maturity	Issued	Carrying
	rate	payment					amount	amount		amount	amount
	%			(000)	S/(000)		(000)	S/(000)		(000)	S/(000)

Subordinated bonds -
Subordinated bonds - BCP (vii)	From 3.13 to 3.25	Semi-annual	−	−	−	July 2030 / September 2031	US$1,350,000	5,049,870	July 2030 / September 2031	US$1,350,000	4,954,968
Subordinated bonds - BCP (viii)	5.80	Semi-annual	−	−	−	March 2035	US$600,000	2,241,242	−	−	−

Second program
Second issuance (Series B) - Pacífico Seguros	8.00	Semi-annual	−	−	−	May 2033	US$60,000	225,840	May 2033	US$60,000	185,450
Second issuance (Series A) - Pacífico Seguros	4.41	Semi-annual	−	−	−	December 2030	US$50,000	171,365	December 2030	US$50,000	205,952
First issuance (Series B) - MiBanco	7.22	Semi-annual	−	−	−	June 2027	S/30,000	30,000	June 2027	S/30,000	30,000

			-	-	-
Third program
Issuance IV - Banco de Crédito de Bolivia	5.85	Semi-annual	−	−	−	February 2033	Bs120,810	63,707	February 2033	Bs137,200	65,562
Issuance III - Banco de Crédito de Bolivia	6.00	Semi-annual	−	−	−	August 2030	Bs100,000	52,268	August 2030	Bs100,000	54,067
Issuance I - Banco de Crédito de Bolivia	6.25	Semi-annual	−	−	−	August 2028	Bs70,000	36,146	August 2028	Bs70,000	37,847

Fourth program
First issuance (Series A) - MiBanco (ix)	5.84	Semi-annual	−	−	−	March 2031	S/155,000	146,274	March 2031	S/155,000	146,274
								8,016,712			5,680,120

Negotiable certificate of deposit - MiBanco Colombia	From 1.00 to 17.20	To maturity	−	−	−	January 2025 / October 2027	$1,343,411	1,254,245	January 2024 / January 2027	$1,295,640	1,239,824
Negotiable certificate of deposit - MiBanco	From 3.30 to 5.47	Annual	−	−	−	January 2025 / September 2026	S/314,870	118,813	January 2024 / June 2025	S/407,101	407,101
								17,023,586			14,373,760
Interest payable								244,857			221,025
Total								17,268,443			14,594,785

International issues contain certain operating covenants, which, in Management's opinion, the Group has complied with at the dates of the consolidated statement of financial position.

(i)
The Bank issued Senior Notes under the Medium-Term Program proof approximately US$700.0 million at a semi-annual coupon rate of 2.70 percent maturing in January 2025. From December 11, 2024 onwards, the Bank can redeem the total or part of the notes to a redemption price equal to 100.0 percent of the aggregate principal amount of the notes to be redeemed. The payment of principal will take place on the due date or when the Bank redeems the notes.

On December 31, 2024, the Bank maintains a CCS which was designated as cash flows hedges of a part of Senior Notes in U.S Dollar subject to exchange rate risk for a notional amount of US$220.0 million, equivalent to S/828.1 million (US$220.0 million equivalent to S/816.0 million, as of December 31, 2023), see Note 12(c). By means of the CCS, the cover part of senior notes was economically converted to soles.

(ii)
On January 11, 2024, the Bank issued Senior Notes under its Medium-Term Notes program for a total amount of US$ 500.0 million in U.S. Dollars, with a coupon rate of 5.85 percent, and S/1,150.0 million in Peruvian Soles, with a coupon rate of 7.85 percent; both issuances mature in January 2029. Prior to December 11, 2028, the Bank may redeem all or part of the Senior Notes at a redemption price equal to the greater of (i) 100.0 percent of the principal amount of the Senior Notes, or (ii) the sum of the remaining cash flows discounted at a rate equivalent to the U.S. Treasury interest rate plus 30 basis points (for the U.S. Dollar issuance) and the interest rate of Peruvian Government Sovereign Bonds or another comparable security plus 30 basis points (for the Peruvian Soles issuance). The principal payment will be made on the maturity date of the Senior Notes or upon their redemption by the Bank. From December 11, 2028, onwards, the Bank may redeem all or part of the Notes at a redemption price equal to 100.0 percent of the aggregate principal amount of the Notes being redeemed.

(iii)
As of December 31, 2024, Credicorp Ltd. holds Senior Notes for approximately US$486.0 million, equivalent to S/1,829.3 million (US$486.0 million, equivalent to S/1,802.6 million as of December 31, 2023) at a fixed rate and maturing on June 17, 2025.

All or part of the notes may be redeemed primarily in the following ways: (i) on any date prior to May 17, 2025, upon full or partial repurchase, bearing as a penalty an interest rate equal to the U.S. Treasury rate plus 40 basis points, and (ii) on any date on or after May 17, 2025, at par value. Principal will be paid on the maturity date or upon redemption of the notes

(iv)
On June 21, 2022, the Bank issued senior notes under the medium-term bond program amounting to US$30.0 million at a semi-annual rate of 5.05 percent maturing in June 2027. An amount equivalent to the net proceeds from the offering will be used to finance or refinance, in whole or in part, new or existing green Eligible Projects, as per BCP’s Sustainability Financing Framework dated January 2022. The Bank may redeem all or part of the notes at a redemption price equal to 100.0 percent of the aggregate amount of the principal of the notes to be redeemed.

(v)
On September 19, 2023, the Bank issued Senior Notes for approximately ¥3,000.0 million, equivalent to S/78.9 million as of December 31, 2023, with a fixed rate of 0.97 percent, whose maturity on November 19, 2025.

As of December 31, 2024, the Bank agreed to a cross currency swap (CCS) for a nominal amount of ¥3,000.0 million equivalent to S/71.9 million, see Note 12(c), which was broken down by risk variables into two cross currency swap (CCS) in order to designate them as a cash flow hedge of a fixed-rate yen issued bond, which was converted to Soles at a fixed rate and as cash flow hedge of loans.

(vi)
September 17, 2024, the bond was fully redeemed. This bond was issued in September 2019 under the framework of the Medium-Term Notes Program for S/2,500.0 million, with a semi-annual coupon rate of 4.65 percent, maturing in September 2024.

(vii)
On July 1, 2020, the Bank issued Subordinated Notes under the medium-term bond program amounting to US$850.0 million at a semiannual rate of 3.13 percent maturing in July 2030 called “3.13 percent Fixed Rate Subordinated Notes Due 2030 (Callable 2025).” As of July 1, 2025, it will be paid a fixed interest rate equal to States of U.S. Treasury interest rate, comparable to 5 years, plus 300.0 basis point. On July 1, 2025, the Bank may redeem all or part of the notes at a redemption price that is equal to 100.0 percent of the aggregate principal amount of the notes to be redeemed. Thereafter, the Bank may redeem all or part of the notes at a redemption price equal to the higher of (i) 100.0 percent of the principal amount of the notes and (ii) the sum of the remaining flows discounted to a rate equivalent to the United States Treasury interest rate plus 45 basis points. The payment of the principal will take place on the expiration date of the notes or when the Bank redeems them.

On the other hand, effective March 30, 2021, the Bank issued Subordinated Notes under the Medium-Term Bond Program for US$500.0 million at a semi-annual coupon rate of 3.25 percent maturing in September 2031. called “Subordinated Bonds at a Fixed Interest Rate at 3.25 percent maturing in 2031 (Callable in 2026)”. As of September 30, 2026, a fixed interest rate will be paid equal to the United States Treasury interest rate, comparable to 5 years, plus 245.0 basis points. On September 30, 2026, the Bank may redeem all or part of the subordinated notes at a redemption price that is equal to 100.0 percent of the aggregate principal amount of the subordinated notes to be redeemed. Thereafter, the Bank may redeem all or part of the subordinated notes at a redemption price that is equal to the greater of (i) 100.0 percent of the principal amount of the subordinated notes and (ii) the sum of the cash flows remaining discounted at a rate equivalent to the United States Treasury interest rate plus 40 basis points. Principal payment will take place on the maturity date of the subordinated notes or when the Bank redeems them.

(viii)
On September 10, 2024, the Bank issued Subordinated Notes under the framework of its Medium-Term Notes Program for US$ 600.0 million at a semi-annual coupon rate of 5.80 percent, maturing in March 2035, designated as “5.8 Subordinated Fixed-to-Fixed Rate Notes due 2035 (Callable 2030)”. Starting on March 10, 2030, the notes will bear a fixed interest rate equal to the U.S. Treasury interest rate for a comparable 5-year term plus 224.0 basis points. From March 30, 2030, onwards, the Bank may redeem all or part of the Subordinated Notes at a redemption price equal to 100.0 percent of the aggregate principal amount of the notes being redeemed. Thereafter, the Bank may redeem all or part of the Subordinated Notes at a redemption price equal to the greater of (i) 100.0 percent of the principal amount of the Subordinated Notes or (ii) the sum of the remaining cash flows discounted at a rate equivalent to the U.S. Treasury interest rate plus 35 basis points. The principal payment will be made on the maturity date of the Subordinated Notes or upon their redemption by the Bank.

(ix)
As of March 30, 2021, Mibanco S.A. issued the Fourth Subordinated Bond Program, Series A, for S/155.0 million at a fixed rate of 5.84 percent, maturing on March 31, 2031. The principal payment will be made on the maturity date or upon redemption by Mibanco S.A., provided that a minimum period of five years has elapsed since the issuance date.

b)	The table below shows the bonds and notes issued, classified by maturity, without accrued interests:

	2024	2023
	S/(000)	S/(000)

Up to 3 months	2,709,847	174,341
From 3 months to 1 year	2,718,199	3,660,915
From 1 to 3 years	582,747	4,728,629
From 3 to 5 years	3,062,227	159,754
More than 5 years	7,950,566	5,650,121
Total	17,023,586	14,373,760

16	EQUITY

a)	Capital stock -

As of December 31, 2024, 2023 and 2022 a total of 94,382,317 shares have been issued at US$5 per share.

b)	Treasury stock -

We present below the stocks of Credicorp Ltd., that the entities of the Group maintain as of December 31, 2024, 2023 and 2022:

	Number of shares
2024	Shares of the Group	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	−	14,620,846
Atlantic Security International Financial Services		125,843	125,843
BCP	−	94,686	94,686
Grupo Crédito	−	38,050	38,050
Pacífico Seguros	−	17,756	17,756
MiBanco	−	12,720	12,720
Credicorp Capital Servicios Financieros	−	10,440	10,440
ASB Bank Corp	−	10,310	10,310
Prima AFP	−	3,174	3,174
Other Subsidiaries	−	12,812	12,812
	14,620,846	325,791	14,946,637

	Number of shares
2023	Shares of the Group	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	−	14,620,846
BCP	−	109,185	109,185
Atlantic Security International Financial Services		39,309	39,309
Grupo Crédito	−	36,698	36,698
Pacífico Seguros	−	19,912	19,912
MiBanco	−	14,128	14,128
Credicorp Capital Servicios Financieros	−	13,267	13,267
ASB Bank Corp	−	12,041	12,041
Prima AFP	−	3,920	3,920
Other Subsidiaries	−	16,790	16,790
	14,620,846	265,250	14,886,096

	Number of shares
2022	Shares of the Group	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	−	14,620,846
BCP	−	120,505	120,505
Grupo Crédito	−	23,214	23,214
Pacífico Seguros	−	20,606	20,606
Credicorp Capital Servicios Financieros	−	15,007	15,007
MiBanco	−	14,260	14,260
ASB Bank Corp	−	11,791	11,791
Prima AFP		5,406	5,406
Other Subsidiaries	−	17,588	17,588
	14,620,846	228,377	14,849,223

(*)
It corresponds mainly to the treasury shares that were granted to employees and Senior Management, for which they have the right to vote, and to a lesser extent to the shares acquired for coverage purposes for the new complementary retention program. These shares are not released on said dates.

During 2024, 2023 and 2022, the Group purchased 174,161, 163,067 and 137,604 shares of Credicorp Ltd., respectively, for a total of US$29.3 million (equivalent to S/110.9 million), US$22.5 million (equivalent to S/85.6 million) and US$22.5 million (equivalent to a S/83.6 million), respectively.

The purchase of shares during 2024 for S/110.9 million consists of S/2.4 million for the shares at par value and S/108.5 million for the higher value paid for the shares acquired. The purchase of shares during 2023 for S/85.6 million consists of S/2.3 million for the shares at par value and S/83.3 million for the higher value paid for the shares acquired.

c)	Reserves and other reserves -

Certain Group’s subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20.0, 30.0 or 50.0 percent, depending on its activities and the country in which production takes place); this reserve must be constituted with annual transfers of not less than 10.0 percent of net profits. As of December 31, 2024, 2023 and 2022, the balance of this reserves amounts approximately to S/9,175.8 million, S/8,621.7 million and S/7,783.3 million, respectively.

At the Board meetings held on April 27, 2024, April 27, 2023 and April 28, 2022, the decision was made to transfer from “Retained earnings” to “Reserves” S/1,778.8 million, S/2,593.6 million and  S/2,354.9 million, respectively.

“Other reserves” include unrealized gains (losses) on fair value of investments through other comprehensive income and on cash flow hedges derivative instruments, net of deferred income tax and non-controlling interest. Movement was as follows:

	Other reserves:
	Instruments that will not be reclassifed to profit or loss	Instruments that will be reclassified to consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Reserve for cash flow hedges	Insurance reserves	Foreign currency translation reserve	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2022	206,885	(139,500)	(273)	−	337,037	404,149
(Decrease) in net unrealized gains on investments	(36,477)	(1,629,016)	−	−	−	(1,665,493)
Transfer to results of the net realized loss of investments	−	49,754	−	−	−	49,754
Transfer to income statement of credit loss on investments	−	63,203	−	−	−	63,203
Change in net unrealized gain on cash flow hedges derivatives	−	−	29,109	−	−	29,109
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	−	−	(28,048)	−	−	(28,048)
Other reserves	−	−	−	1,133,536	−	1,133,536
Foreign exchange translation	−	−	−	−	(301,969)	(301,969)
Net movement in hedges of net investments in foreign businesses	−	−	−	−	39,587	39,587
Balance as of December 31, 2022	170,408	(1,655,559)	788	1,133,536	74,655	(276,172)
(Decrease) increase in net unrealized gains on investments	(12,247)	1,241,632	−	−	−	1,229,385
Transfer to results of the net realized loss of investments	−	7,789	−	−	−	7,789
Transfer to income statement of credit loss on investments	−	8,716	−	−	−	8,716
Change in net unrealized gain on cash flow hedges derivatives	−	−	18,359	−	−	18,359
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	−	−	(30,550)	−	−	(30,550)
Other reserves	−	−	−	(754,192)	−	(754,192)
Foreign exchange translation	−	−	−	−	73,498	73,498
Net movement in hedges of net investments in foreign businesses	−	−	−	−	18,950	18,950
Balance as of December 31, 2023	158,161	(397,422)	(11,403)	379,344	167,103	295,783
Increase in net unrealized gains on investments	24,116	136,783	−	−	−	160,899
Transfer to results of the net realized loss of investments	−	36,712	−	−	−	36,712
Transfer to income statement of credit loss on investments	−	32,776	−	−	−	32,776
Change in net unrealized gain on cash flow hedges derivatives	−	−	27,186	−	−	27,186
Transfer of net realized gain on cash flow hedges derivatives to profit or gain	−	−	(17,416)	−	−	(17,416)
Other reserves	−	−	−	(69,383)	−	(69,383)
Foreign exchange translation	−	−	−	−	(114,143)	(114,143)
Transfer of fair value reserve to accumulated results	(137,787)	−	−	−	−	(137,787)
Balance as of December 31, 2024	44,490	(191,151)	(1,633)	309,961	52,960	214,627

d)	Components of other comprehensive income -

The movement of the item is as follows:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
To be reclassified to the consolidated statement of income in later periods
Equity instruments at fair value with changes in other comprehensive income
Net unrealized gain (loss)	136,783	1,241,632	(1,629,016)
Transfer to results of net realized loss	36,712	7,789	49,754
Transfer of recovery of credit loss to profit or loss	32,776	8,716	63,203
Sub total	206,271	1,258,137	(1,516,059)
Non-controlling interest	4,612	18,317	(15,535)
Income tax	(5,118)	58,489	(82,459)
	205,765	1,334,943	(1,614,053)

Cash flow hedge reserves:
Net gain on cash flow hedges	27,186	18,359	29,109
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	(17,416)	(30,550)	(28,048)
Sub total	9,770	(12,191)	1,061
Non-controlling interest	125	(148)	27
Income tax	4,030	(5,104)	158
	13,925	(17,443)	1,246

Other reserves:
Insurances reserves	(69,383)	(754,192)	1,133,536
Non-controlling interest	(793)	(8,619)	10,604
	(70,176)	(762,811)	1,144,140

Foreign exchange traslation:
Exchange gains or losses	(114,143)	73,498	(301,969)
Net movement in hedges of net investments in foreign businesses	−	18,950	39,587
Sub total	(114,143)	92,448	(262,382)
Non-controlling interest	1	(34)	(114)
	(114,142)	92,414	(262,496)

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Not to be reclassified to the consolidated statement of income in later periods:
Equity instruments at fair value with changes in other comprehensive income
Net unrealized gain (loss)	24,116	(12,247)	(36,477)
Transfer to accumulated results from investment sale	(137,787)	−	−
Sub total	(113,671)	(12,247)	(36,477)
Non-controlling interest	7	127	23
Income tax	(8,439)	3,791	(2,109)
	(122,103)	(8,329)	(38,563)
Attributable to:
Credicorp's equity holders	(81,156)	571,955	(680,321)
Non-controlling interest	3,952	9,643	(4,995)
	(77,204)	581,598	(685,316)

e)	Dividend distribution –

The chart below shows the distribution of dividends agreed by the Board of Directors:

	2024	2023	2022

Date of Meeting - Board of Directors	25.04.2024	27.04.2023	28.04.2022
Dividends distribution, net of treasury shares effect (in thousands of soles)	2,788,657	1,994,037	1,196,422
Payment of dividends per share (in soles)	35.0	25.0	15.0
Date of dividends payout	14.06.2024	09.06.2023	10.06.2022
Exchange rate published by the SBS	3.7685	3.6901	3.7560
Dividends payout (equivalent in thousands of US$)	739,991	540,375	318,536

At the Board of Directors held on August 29, 2024, agreed an additional dividend payment, net of the effect of treasury shares, for approximately S/875.9 million charged to reserves. These dividends were paid on October 18, 2024.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. As of December 31, 2024, 2023 and 2022 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 5.0 percent withholding tax.

f)	Regulatory capital -

In accordance with the rules issued by the SBS relating to the 'Regulations for the Consolidated Supervision of Financial and Mixed Conglomerates', the regulatory capital requirement (“patrimonio efectivo” in Peru) applicable to Credicorp subsidiaries are determined based on the specific requirements per subsidiary and in accordance with the requirements of each regulator in the country in which they operate. As of December 31,2024, and 2023, the effective capital requirements amounted to S/29,123.5 million and S/25,720.7 million respectively.

The effective capital of Credicorp and its subsidiaries determined in accordance with the provisions of these regulations amounted to S/40,009.5 million and S/33,452.6 million as of December 31, 2024, and 2023, respectively, which exceeded the minimum capital required by the SBS by S/10,885.9 million and S/7,731.9 million, respectively.

17	TAX SITUATION

a)	Credicorp is not subject to income tax, wealth tax, capital gains tax or property tax in Bermuda.

Credicorp's Peruvian subsidiaries are subject to the Peruvian tax regime.

The Peruvian corporate income tax rate as of December 31, 2024, 2023 and 2022 was 29.5 percent of taxable income after calculating workers' participation, which is determined using a rate of 5.0 percent.

The corporate income tax rate in Bolivia is 25.0 percent as of December 31, 2024, and December 31, 2023. Bolivian financial entities are subject to an additional rate to the extent that the ROE exceeds 6.0 percent; in that case, they must consider an additional rate of 25.0 percent, which would bring the rate to 50.0 percent.

In the case of Chile, the tax legislation changed in 2020, establishing two new regimes currently in force: the general regime and the Pro-Pyme regime, the latter applicable to smaller companies. Credicorp Capital Holding Chile, as well as all its subsidiaries, are taxed under the general regime, whose corporate income tax rate for domiciled legal entities remains at 27.0 percent as of December 31, 2024.

Individuals or legal entities not domiciled in Chile will be subject to an additional tax at rates between 4.0 percent and 35.0 percent, depending on the nature of the income.

In Colombia, the income tax rate has been set at 35.0 percent for the years 2023 and 2024.

For financial entities with a taxable base exceeding 120,000 taxable units (as of December 31, 2024, and 2023, equivalent to a total of S/5.1 million and S/4.4 million, respectively), the income tax rate is 40.0 percent.

Additionally, in the event of receiving occasional profits, listed and established by the National Government in the Tax Statute and which are not subject to income tax, for the year 2024 a differential rate of 15.0 percent must be applied on the net profit and the associated expenses, respectively.

Dividends and participations are subject to a 10.0 percent rate as withholding at source on income, which will be transferable and imputable to the resident individual or investor residing abroad.

The reconciliation of the statutory income tax rate to the effective tax rate for the Group is as follows:

	2024		2023		2022
	In millions of soles	%	In millions of soles	%	In millions of soles	%
Theoretical tax and income tax rate in Perú	(2,307.3)	(29.50)	(2,040.9)	(29.50)	(2,022.5)	(29.50)
Decrease (Increase) in the statutory tax rate due to:
(i) Decrease (Increase) due to the profit of subsidiaries not domiciled in Perú	(77.2)	(0.99)	52.8	0.77	(75.8)	(1.11)
(ii) Provision tax on dividends	(146.7)	(1.88)	(235.7)	(3.44)	(168.4)	(2.46)
(iii) Non-taxable income, net	329.9	4.22	335.3	4.59	156.2	2.29
Income tax and effective income tax rate	(2,201.3)	(28.15)	(1,888.5)	(27.58)	(2,110.5)	(30.78)

b)	Income tax expense for the years ended December 31, 2024, 2023 and 2022 comprises:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Current -
In Peru	1,966,524	1,669,370	1,799,467
In other countries	289,694	295,169	197,971
	2,256,218	1,964,539	1,997,438

Deferred -
In Peru	(23,182)	(28,734)	37,447
In other countries	(31,761)	(47,354)	75,616
	(54,943)	(76,088)	113,063
Total	2,201,275	1,888,451	2,110,501

c)	The following table presents a summary of the Group’s deferred income tax:

	2024	2023
	S/(000)	S/(000)
Deferred income tax asset, net
Deferred asset
Allowance for loan losses for loan portfolio	949,040	1,023,000
Carry forward tax losses	198,248	152,201
Provision for profit sharing	94,344	70,908
Provision for sundry expenses and risks	60,148	60,103
Provision for pending vacations	37,107	32,420
Unrealized losses due to valuation of investments at fair value through other comprehensive income	21,658	38,476
Depreciation of improvements for leased premises	15,219	20,436
Unrealized loss in valuation on cash flow hedge derivatives	1,055	5,837
Others	70,401	135,511

Deferred liability
Intangibles, net	(101,945)	(176,271)
Adjustment for difference in exchange of Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) and SBS	(76,059)	(45,016)
Buildings depreciation	(50,556)	(63,839)
Deferred acquisitions costs - DAC	(17,362)	(16,070)
Buildings revaluation	(1,991)	(2,552)
Unrealized gain in valuation on cash flow hedge derivatives	(1,190)	(804)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	853	(3,743)
Others	(28,104)	(48,402)
Total	1,170,866	1,182,195

	2024	2023
	S/(000)	S/(000)
Deferred income tax liability, net
Deferred asset
Unrealized losses due to valuation of investments at fair value through other comprehensive income	28,165	8,731
Provision for sundry expenses and risks	23,034	12,395
Carry forward tax losses	19,757	19,757
Provision for profit sharing	14,850	17,897
Deferred income due to commission	4,645	5,274
Others	(39,448)	(16,564)
Deferred liability

Gain generated in the reorganization of Pacífico EPS	(39,515)	(39,515)
Intangibles, net	(16,953)	(36,569)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(14,739)	(13,846)
Reserve for reinstatement premium costs and deductibles	(11,104)	(10,942)
Deferred acquisitions costs - DAC	(8,277)	(8,186)
Buildings revaluation	(2,990)	(3,296)
Leasing operations related to loans	(2,852)	(3,038)
Others	(13,598)	(39,615)
Total	(59,025)	(107,517)

The Group has recorded a deferred asset corresponding to accumulated tax losses, such losses relate to subsidiaries that have a history of tax loss carryforwards and will be offset against future taxable profits. This benefit cannot be offset against future taxable profits of other Group companies.

d)
The Peruvian Tax Authority has the right to review and, if necessary, request the amend the Tax returns filed by Peruvian subsidiaries up to four years after their filing date. However, this period may be suspended according to the criteria established in the tax legislation. Tax returns of the major subsidiaries open for examination by the tax authorities are as follows:

Banco de Crédito del Perú S.A.	2016, 2017, 2021 to 2023
MiBanco, Banco de la Microempresa S.A.	2023
Pacífico Compañía de Seguros y Reaseguros	2019 to 2023
Credicorp Capital Servicios Financieros	2019 to 2023
Credicorp Capital Perú	2019, 2020, 2022 and 2023
Grupo Credito	2020 to 2023

It is worth mentioning that the Tax Authority is auditing the tax return of:

Banco de Crédito del Perú S.A.	2020
MiBanco, Banco de la Microempresa S.A.	2022
Credicorp Capital Perú	2021

The Tax Authorities of Bolivia and Colombia have the power to review and, if applicable, to make a new Income Tax assessment of Credicorp's subsidiaries located in such countries, which also regulate the terms for the review after the filing of the Income Tax returns. Additionally, in the case of Colombia, a 6-year term was established for taxpayers obliged to apply the rules on Transfer Pricing or taxpayers who declare tax losses. The annual tax returns pending review by the foreign tax authorities are as follows:

Banco de Crédito de Bolivia	2017 to 2023
Credicorp Capital Colombia	2019, 2020, 2021 and 2023
MiBanco Colombia	2019 to 2023
Credicorp Capital Fiduciaria	2019 to 2023

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2024 and 2023.

e)	International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12 The amendments to IAS 12 have been introduced in response to the OECD’s BEPS Pillar Two rules and include:

(i)	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and

(ii)
Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

These modifications to IAS 12 came into force on January 1, 2023, and have not had an impact on the Group's consolidated financial statements, to the extent that Pillar Two legislation is not in force.

The Group has applied the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities arising from Pillar Two income taxes.

At the date of these financial statements, the corresponding legislation is still pending and there is no certainty, to date or whether such legislation will be enacted and, if applicable, what the effective date of the resulting legislation will be.

As of 2024, the Group is in the process of evaluating its exposure to the Pillar Two legislation.

Furthermore, the Group based on the analysis carried out, at the end of December 31, 2024, the Group does not anticipate substantial economic impacts resulting from the additional tax that would arise as a consequence of the application of Pillar Two.

f)
From 2026, the tax authority will provide taxpayers with a rating of their tax profile, determined in accordance with the rules in force. This rating will not have a direct impact on the assessment of taxes.

18	CONTINGENT RISKS AND COMMITMENTS

a)	This item consists of the following:

	2024	2023
	S/(000)	S/(000)

Contingent credits – indirect loans (b)
Guarantees and standby letters	19,557,938	17,737,645
Import and export letters of credit	2,581,383	2,313,970
Sub-total, Note 7(b)	22,139,321	20,051,615

Responsibilities under credit line agreements (c)	85,269,774	87,091,701
Total	107,409,095	107,143,316

The reference values of transactions with derivative financial instruments are recorded in accounts outside the consolidated statement of financial position in the committed currency, as presented in Note 12(c).

b)
In the normal course of their business, the Group’s banking Subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statement of financial position.

Credit risk for contingent credits is defined as the possibility of sustaining a loss because one of the parties to a financial instrument fails to comply with the terms of the contract. The risk of credit losses is represented by the contractual amounts specified in the related contracts. The Group applies the same credit policies in making contingent commitments and other obligations as it does for on-balance sheet instruments (Note 7(a)), including the requirement to obtain collateral when it is deemed necessary.

Collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions reach maturity without any performance being required; therefore, the total committed amounts do not necessarily represent future cash requirements.

c)	Lines of credit include consumer loans and other consumer loan facilities (credit card receivables) granted to customers and are cancelable upon related notice to the customer.

19	INTEREST, SIMILAR INCOME AND SIMILAR EXPENSES

The following is a breakdown of the accrued interest, similar income and similar expenses:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loans	15,654,391	15,044,864	12,419,281
Interest on investments at fair value through other comprehensive income	2,136,099	1,984,408	1,595,570
Interest on due from banks	1,405,854	1,133,211	467,387
Interest on investments at amortized cost	469,224	456,543	382,097
Interest on investments at fair value through profit or loss	54,999	48,376	38,550
Dividends received	49,469	46,080	29,226
Other interest and similar income	99,220	85,013	79,171
Total	19,869,256	18,798,495	15,011,282

Interest and similar expense
Interest on deposits and obligations	(2,850,474)	(3,141,307)	(1,688,245)
Interest on due to banks and correspondents	(1,081,126)	(1,158,665)	(683,078)
Interest on bonds and notes issued	(799,223)	(634,299)	(728,218)
Financial expenses of insurance activities	(507,356)	(466,814)	(426,477)
Deposit Insurance Fund	(256,583)	(237,441)	(230,255)
Interest on lease liabilities	(22,828)	(25,574)	(25,054)
Other interest and similar expense	(236,535)	(196,423)	(138,337)
Total	(5,754,125)	(5,860,523)	(3,919,664)

20	COMMISSIONS AND FEES

This item consists of the following:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Performance obligations at a point in time:
Maintenance of accounts, transfers and card services	1,791,533	1,465,318	1,595,547
Commissions for banking services	542,592	443,040	367,946
Collection services	146,109	119,563	119,636
Commissions for consulting and technical studies	84,494	61,390	66,291
Commissions for brokerages, stockbrokers and stock markets.	67,329	43,861	44,225
Commissions for salary advance and payment of services	43,421	59,903	66,330
Commissions for intermediation in virtual platforms	35,686	41,376	35,324
Commissions for placements	41,866	32,253	27,686
Operational commissions	45,955	41,082	36,213
Others	78,347	99,085	130,155
	2,877,332	2,406,871	2,489,353

Performance obligations over time:
Funds and equity management	742,250	700,663	628,739
Contingent loans and foreign trade fees	375,929	651,392	450,874
Commissions for custody of securities	56,592	45,533	73,891
	1,174,771	1,397,588	1,153,504

Total	4,052,103	3,804,459	3,642,857

21	NET GAIN ON SECURITIES

This item consists of the following:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Net gain (loss) on financial assets at fair value through profit or loss	212,907	370,049	(114,892)
Net gain in associates	135,183	117,089	104,461
Net gain (loss) on investments at fair value through other comprehensive income	43,101	(61,255)	75,273
Impairment of investments at fair value through other comprehensive income, Note 6(b)	(27,947)	(4,321)	(58,260)
Others	(949)	3,582	(1,114)
Total	362,295	425,144	5,468

22	INSURANCE AND REINSURANCE RESULT

a)	This item consists of the following:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Contracts measured under BBA* and VFA (b)	204,578	226,125	211,323
Contracts measured under PAA	3,574,816	3,629,283	3,321,947
Income from the Insurance Service	3,779,394	3,855,408	3,533,270

Expenses for incurred claims and other expenses net of change of past services	(2,062,848)	(2,232,672)	(2,122,652)

Losses in onerous contracts and reversal of losses	(15,801)	(17,181)	(92,530)
Others	(7,128)	(3,134)	(15,741)
Insurance service expenses	(2,085,777)	(2,252,987)	(2,230,923)

Insurance service result	1,693,617	1,602,421	1,302,347

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Income from reinsurance recoveries	179,617	448,491	317,110

Premiums allocated to the current period	(674,214)	(839,812)	(778,009)
Expenses for assigning the premiums paid to the reinsurer	(674,214)	(839,812)	(778,009)

Reinsurance result	(494,597)	(391,321)	(460,899)

b)	The result of contracts measured under BBA and VFA is detailed below:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Amounts related to changes in liabilities for the remaining coverage:
CSM recognized for services provided	125,610	128,639	131,588
Change in risk adjustment for non-financial risk	9,907	12,357	15,982
Expenses for insurance services and expected claims occurred	61,933	81,995	65,329
Cash recovery for the purchase of insurance	7,128	3,134	(1,576)
Contracts measured under BBA and VFA	204,578	226,125	211,323

(*) Building Block Approach (BBA)

c)	The impact of the new business for onerous and non-onerous contracts is detailed below:

	2024
	Onerous contracts	Non-onerous contracts	Total
	S/(000)	S/(000)	S/(000)
Estimates of the present value of future outflows:
Insurance Acquisition Cash Flows	27,948	128,252	156,200
Claims and other directly attributable expenses	445,384	886,382	1,331,766
Estimates of the present value of future inflows	(446,274)	(1,143,887)	(1,590,161)
Risk adjustment for non-financial risk	4,078	5,550	9,628
CSM	−	123,703	123,703
Impact on provisions for contracts recognized in the period	31,136	−	31,136

	2023
	Onerous contracts	Non-onerous contracts	Total
	S/(000)	S/(000)	S/(000)
Estimates of the present value of future outflows:
Insurance Acquisition Cash Flows	21,123	85,120	106,243
Claims and other directly attributable expenses	135,905	658,515	794,420
Estimates of the present value of future inflows	(138,467)	(856,323)	(994,790)
Risk adjustment for non-financial risk	1,913	6,225	8,138
CSM	−	106,463	106,463
Impact on provisions for contracts recognized in the period	20,474	−	20,474

	2022
	Onerous contracts	Non-onerous contracts	Total
	S/(000)	S/(000)	S/(000)
Estimates of the present value of future outflows:
Insurance Acquisition Cash Flows	14,022	72,277	86,299
Claims and other directly attributable expenses	165,170	468,718	633,888
Estimates of the present value of future inflows	(167,263)	(668,931)	(836,194)
Risk adjustment for non-financial risk	2,562	7,569	10,131
CSM	−	120,367	120,367
Impact on provisions for contracts recognized in the period	14,491	−	14,491

d)	Below we present the estimate of the release of CSM over the years considering reversals of the loss component:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
One year	122,859	113,378	115,614
Two years	125,636	115,736	148,085
Three years	126,066	116,736	164,542
Four years	124,387	117,284	165,924
Five years	120,257	114,531	152,654
From 6 to 10 years	517,669	494,953	413,518
Older than 10 years	1,074,187	1,011,435	217,278
Total	2,211,061	2,084,053	1,377,615

e)	The composition of underlying assets related to contracts with direct participation features is detailed below:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
IL Controlled	76,946	91,502	84,570
IL Controlled Soles	3,992	1,433	187,088
IL Balanced	193,410	186,879	72,059
IL Balanced II	93,044	79,671	370,484
IL Global Balanced	13,648	1,073	75,301
IL Capitalized	425,552	382,326	328
IL Capitalized II	122,413	87,527	190
IL Global Growth	18,636	804	198
IL Sustainable Capitalization	−	259	−

f)	The impact on the current period of the transition approaches adopted to establishing CSMs for insurance contracts portfolios is disclosed in the table below:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
CSM at the beginning of the period	887,586	992,526	1,292,358
Changes in estimates adjusting the CSM	(33,955)	(11,445)	(182,240)
Changes related to future service	(33,955)	(11,445)	(182,240)
CSM recognized in consolidated statement of income for services rendered	(91,995)	(102,878)	(117,518)
Interest expense on insurance contracts issued (interest on CSM)	23,975	28,279	38,896
Changes related to the current service	(68,020)	(74,599)	(78,622)
Other changes	9,324	(18,896)	(38,970)
CSM at the end of the period	794,935	887,586	992,526

23	SALARIES AND EMPLOYEES BENEFITS

This item consists of the following:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Salaries	2,624,359	2,430,121	2,176,165
Vacations, medical assistance and others	446,715	433,441	357,879
Additional participation	349,829	276,177	271,995
Bonuses	342,380	320,084	301,097
Workers profit sharing	335,164	286,895	311,459
Social security	275,083	254,770	234,867
Severance indemnities	198,058	180,637	167,020
Share-based payment plans	104,848	83,328	81,679
Total	4,676,436	4,265,453	3,902,161

24	ADMINISTRATIVE EXPENSES

This item consists of the following:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Systems expenses	1,251,424	1,080,001	908,339
Publicity	770,965	720,718	652,587
Consulting and professional fees	407,508	336,715	333,325
Taxes and contributions	382,711	264,326	280,171
Transport and communications	244,255	226,860	225,491
Repair and maintenance	154,533	157,127	136,105
Lease	124,781	108,357	91,680
Comissions by agents	118,156	115,120	106,356
Outsourcing	107,274	144,534	113,211
Sundry supplies	91,769	118,510	87,844
Subscriptions and quotes	74,002	61,945	55,914
Security and protection	65,970	64,432	64,480
Insurance	55,150	56,324	62,994
Electricity and water	52,260	56,359	50,566
Electronic processing	29,466	39,764	35,896
Cleaning	25,549	22,677	20,435
Others	228,002	229,434	188,671
Total	4,183,775	3,803,203	3,414,065

25	OTHER INCOME AND EXPENSES

This item consists of the following:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Other income
Reversal of provisions	151,121	56,841	66,531
Net income from the sale of property, furniture and equipment	68,037	1,654	14,979
Rental income	53,077	46,836	44,257
Net income from the sale of investment property	21,771	−	−
Net result from sale of loan portfolio	21,295	83,515	18,712
Recovery of other accounts receivable and other assets	3,489	1,862	1,299
Others	195,989	249,945	122,268
Total other income	514,779	440,653	268,046

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Other expenses
Provision for sundry risks	315,214	95,873	43,846
Derecognition of intangibles due to withdrawals and dismissed projects	131,142	96,978	25,140
Losses due to operational risk	67,030	66,302	74,512
Association in participation	28,269	53,097	40,955
Expenses on improvements in building for rent	26,060	17,445	18,962
Donations	23,518	23,354	16,362
Provision for other accounts receivable	12,261	11,975	18,736
Administrative and tax penalties	7,148	28,882	1,626
Others	162,627	140,695	124,159
Total other expenses	773,269	534,601	364,298

26	EARNING PER SHARE

The net earnings per ordinary share were determined based on the net income attributable to equity holders of the Group as follows:

	2024	2023	2022

Net income attributable to equity holders of Credicorp (in thousands of soles)	5,501,254	4,865,540	4,647,818

Number of stock
Ordinary stock, Note 16(a)	94,382,317	94,382,317	94,382,317
Less – opening balance of treasury stock	(14,886,096)	(14,849,223)	(14,850,369)
Sale (acquisition) of treasury stock, net	(46,444)	(55,283)	(3,615)
Weighted average number of ordinary shares for basic earnings	79,449,777	79,477,811	79,528,333
Plus - dilution effect - stock awards	169,307	177,709	168,462
Weighted average number of ordinary shares adjusted for the effect of dilution	79,619,084	79,655,520	79,696,795

Basic earnings per share (in soles)	69.24	61.22	58.44
Diluted earnings per share (in soles)	69.09	61.08	58.32

27	OPERATING SEGMENTS

Credicorp Board of Directors organized the Group’s subsidiaries according to the types of financial services provided and the sectors on which they are focused; with the objective of optimizing the management thereof. Next, we present the Group´s business lines:

a)	Universal Banking -

Includes the operations related to the granting of various credits and financial instruments to individuals and legal entities, from the segments of wholesale and retail banking, such as the obtaining of funds from the public through deposits and current accounts, obtaining of funding by means of initial public offerings and direct indebtedness with other financial institutions. This business line incorporates the results and balances of the Banco de Crédito del Perú (BCP) and Banco de Crédito de Bolivia (BCB).

b)	Insurance and Pensions -

-
Insurance: includes, mainly, the issue of insurance policies to cover losses in commercial property, transport, marine vessels, automobiles, life, health and pensions, operations carried out through Pacífico Compañía de Seguros y Reaseguros S.A. and subsidiaries.

-	Pensions: provides Management Service of private pension funds to the affiliates, operation carried out from Prima AFP.

c)	Microfinance -

Includes the management of loans, credits, deposits and checking accounts of the small and microenterprises, which are carried out through MiBanco, Banco de la Microempresa S.A. and MiBanco – Banco de la Microempresa de Colombia S.A.

d)	Investment Management and Advisory -

Comprising brokerage service and investment management services offered to a broad and diverse client, which includes corporations, institutional investors, governments and foundations; also, comprising the structuring and placement of issues in the primary market, as well as the execution and negotiation of transactions in the secondary market. Additionally, it structures securitization processes for corporate customers and manages mutual funds.

All these services are provided through Credicorp Capital Ltd. and subsidiaries and ASB Bank Corp.

The objective of being able to manage through these business lines corresponds to the following:

-	Promote the joint action of our businesses in order to take advantage of the synergies which result from the diversification of our portfolio.

-
Strengthening our leadership in the financial sector through our growth in new businesses, and the establishment of an investment banking platform available not only to the corporate world, but also to the retail segment, especially to the Small and Medium Enterprise (SME) and Consumer sectors.

-	Improve the ongoing search to adapt our business models, processes and procedures into line with best practices worldwide.

The operating results of the Group’s new business lines are monitored separately by the Board of Directors and Senior Management on a monthly basis, in order to make decisions regarding the allocation of resources and the evaluation of the performance of each one of the segments. The Chief Operating Decision Maker (CODM) of Credicorp is the Chief Executive Officer (CEO). The performance of the segments is evaluated based on net profit and is measured consistently with the net profit presented in the consolidated statement of income.

Financial information by segment is prepared subject to the necessary and on a uniform basis, with coherent grouping according to the type of activity and customer.

None of the income derives from transactions carried out with a single customer or counterparty which is equal to or greater than 10.0 percent or more of the total income of the Group as of December 31, 2024, 2023 and 2022.

(i)
The following table presents information recorded in the results and for certain items of the assets corresponding to the Group’s reportable segments (in millions of soles) as of December 31, 2024, 2023 and 2022:

	Income (*)
2024	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization and right-in-use	Income tax	Net profit (loss)	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	19,176	647	10,815	4,831	(2,831)	(492)	(1,767)	5,003	722	194,921	171,451
Banco de Crédito de Bolivia	924	25	353	164	(84)	(30)	(73)	4	84	12,996	12,954
	20,100	672	11,168	4,995	(2,915)	(522)	(1,840)	5,007	806	207,917	184,405

Insurance and Pension funds
Pacífico Seguros and subsidiaries	1,769	541	299	935	-	(2)	(44)	770	122	17,777	14,355
Prima AFP	385	6	2	379	-	(27)	(55)	133	12	658	182
	2,154	547	301	1,314	-	(29)	(99)	903	134	18,435	14,537

Microfinance
MiBanco	3,195	146	2,243	125	(851)	(93)	(85)	308	85	16,979	14,279
MiBanco Colombia	574	1	326	60	(118)	(19)	(1)	(10)	10	2,323	1,900
	3,769	147	2,569	185	(969)	(112)	(86)	298	95	19,302	16,179

Investment Management and Advisory	1,317	527	36	945	(30)	(43)	(69)	196	36	8,466	6,907

Other segments	388	132	41	264	(29)	(7)	(83)	(779)	40	6,341	3,286

Eliminations	(256)	-	-	(100)	-	-	(24)	(2)	-	(4,372)	(4,202)
Total consolidated	27,472	2,025	14,115	7,603	(3,943)	(713)	(2,201)	5,623	1,111	256,089	221,112

(*)	Corresponds to total interest and similar income, other income and the result of the insurance and reinsurance service.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to other income (include income and expenses for commissions) and result of the insurance and reinsurance service.

	Income (*)
2023	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization and right-in-use	Income tax	Net profit (loss)	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	17,802	686	9,818	4,315	(2,846)	(460)	(1,498)	4,379	894	178,053	155,908
Banco de Crédito de Bolivia	820	19	332	110	(50)	(28)	(62)	3	16	12,631	12,593
	18,622	705	10,150	4,425	(2,896)	(488)	(1,560)	4,382	910	190,684	168,501

Insurance and Pension funds
Pacífico Seguros and subsidiaries	1,730	528	285	952	-	(4)	(40)	819	79	16,586	13,435
Prima AFP	386	7	4	379	-	(25)	(57)	150	17	741	240
	2,116	535	289	1,331	-	(29)	(97)	969	96	17,327	13,675

Microfinance
MiBanco	3,236	187	2,165	155	(923)	(87)	(47)	202	129	16,931	13,902
MiBanco Colombia	489	1	255	45	(125)	(15)	26	(145)	44	2,164	1,892
	3,725	188	2,420	200	(1,048)	(102)	(21)	57	173	19,095	15,794

Investment Management and Advisory	1,210	518	82	809	-	(50)	(31)	161	16	10,104	8,394

Other segments	278	105	(3)	216	(13)	10	(179)	(609)	19	4,947	2,670

Eliminations	(286)	-	-	(114)	-	-	-	-	-	(3,317)	(3,301)
Total consolidated	25,665	2,051	12,938	6,867	(3,957)	(659)	(1,888)	4,960	1,214	238,840	205,733

(*)	Corresponds to total interest and similar income, other income and the result of the insurance and reinsurance service.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to other income (include income and expenses for commissions and insurance and the result of the insurance and reinsurance service.

	Income (*)
2022	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization and right-in-use	Income tax	Net profit (loss)	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	13,510	518	7,828	3,139	(1,448)	(452)	(1,625)	4,258	590	177,907	157,485
Banco de Crédito de Bolivia	865	9	325	167	(69)	(24)	(112)	68	15	12,698	11,838
	14,375	527	8,153	3,306	(1,517)	(476)	(1,737)	4,326	605	190,605	169,323

Insurance and Pension funds
Pacífico Seguros and subsidiaries	1,689	63	301	758	-	(3)	(12)	467	80	14,565	12,149
Prima AFP	354	4	-	354	-	(23)	(48)	110	29	735	238
	2,043	67	301	1,112	-	(26)	(60)	577	109	15,300	12,387

Microfinance
MiBanco	2,750	-	2,139	31	(597)	(76)	(165)	425	96	17,226	14,444
MiBanco Colombia	375	-	236	45	(45)	(13)	(7)	14	8	1,530	1,290
	3,125	-	2,375	76	(642)	(89)	(172)	439	104	18,756	15,734

Investment Management and Advisory	923	90	98	666	-	(41)	(15)	21	41	14,051	10,670
Other segments	453	41	165	748	-	(4)	(127)	(603)	61	3,476	2,606
Eliminations	-	-	-	-	-	-	-	-	-	(6,774)	(4,901)
Total consolidated	20,919	725	11,092	5,908	(2,159)	(636)	(2,111)	4,760	920	235,414	205,819

(*)	Corresponds to total interest and similar income, other income and the result of the insurance and reinsurance service.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to other income (include income and expenses for commissions and insurance and the result of the insurance and reinsurance service.

(ii)
The following table presents (in millions of soles) the distribution of the total revenue, operating revenue and non-current assets of the Group; all assigned based on the location of the clients and assets, respectively, as of December 31, 2024, 2023 and 2022:

	2024				2023				2022
	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities
Peru	24,573	13,358	4,459	196,497	22,588	11,922	4,648	180,268	14,053	10,430	4,325	179,855
Bermuda	(767)	(636)	5	1,917	150	(45)	-	2,086	5,151	(28)	134	2,123
Panama	356	129	29	4,758	384	174	31	5,580	295	105	3	8,384
Cayman Islands	734	662	-	268	503	358	-	154	72	72	-	139
Bolivia	1,065	346	201	13,121	1,028	328	122	12,784	960	377	113	11,885
Colombia	1,265	240	339	3,402	854	199	193	4,060	193	132	22	2,283
United States of America	38	-	9	17	29	-	14	19	8	-	5	15
Chile	208	16	88	1,132	129	2	75	778	187	4	119	1,132
Others	-	-	-	-	-	-	-	4	-	-	3	3
Total consolidated	27,472	14,115	5,130	221,112	25,665	12,938	5,083	205,733	20,919	11,092	4,724	205,819

(*)	Including total interest and similar income, other income and the result of the insurance and reinsurance service.
(**)	Operating income includes the income from interest and similar expenses from banking activities and the result of the insurance and reinsurance service.
(***)	Non-current assets consist of property, furniture and equipment, intangible and goodwill and right-of-use assets, net

28	TRANSACTIONS WITH RELATED PARTIES

a)
The Group’s consolidated financial statements as of December 31, 2024 and 2023 include transactions with related parties, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and the companies which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

b)	The following table presents the main transactions and balances with related parties and individuals as of December 31, 2024 and 2023:

	2024	2023
	S/(000)	S/(000)

Statement of financial position -
Direct loans	2,472,179	2,063,739
Investments (i)	611,271	806,700
Deposits (ii)	(1,839,980)	(713,503)
Derivatives at fair value	280,624	516,292

(i)
As of December 31, 2024, the balance includes mainly S/155.7 million of corporate bonds of Alicorp S.A.A., S/93.9 million of corporate bonds issued by Cementos Pacasmayo S.A., and S/104.2 million of shares of Inversiones Centenario.

As of December 31, 2023, the balance includes mainly S/166.8 million of corporate bonds of Alicorp S.A.A., S/146.5 million of Alicorp S.A.A. shares, S/135.9 million shares of Inversiones Centenario and S/120.5 million corporate bonds issued by Corporación Primax.

(ii)	Corresponds to deposits of legal entities and individuals.

	2024	2023
	S/(000)	S/(000)

Statement of income
Interest income related to loans	55,485	31,892
Interest expenses related to deposits	(37,308)	(30,914)
Other income	22,735	9,452

Contingent risks and commitments
Indirect loans	746,992	584,463

c)
At December 31, 2024, direct loans have guarantees and collateral provided by the related party, mature between January 2025 and December 2030, and accrue an average annual interest in soles of 10.78 percent and an average annual interest rate in foreign currency of 9.56 percent (as of December 31, 2023, they mature between January 2024 and August 2030, and accrued an average annual interest in soles of 13.31 percent and an average annual interest rate in foreign currency of 10.69 percent). Also, as of December 31, 2024, the Group maintains S/58.1 million of allowances for loan losses to related parties (as of December 31, 2023 it maintains S/15.2 million).

d)
At December 31, 2024 and 2023, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. At December 31, 2024 and 2023, direct loans to employees, directors, key management and family members amounted to S/1,389.6 million and S/1,383.3 million, respectively; they are repaid monthly and earn interest at market rates.

e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2024 and 2023 was as follows:

	2024	2023
	S/(000)	S/(000)

Director’s compensation	8,628	7,387
Senior Management Compensation:
Remuneration	62,258	49,573
Stock awards vested	20,499	21,444
Total	91,385	78,404

f)	As of December 31, 2024 and 2023 the Group holds interests in various funds managed by certain of the Group’s subsidiaries. The details of the funds are presented below:

	2024	2023
	S/(000)	S/(000)
At fair value through profit or loss:
Mutual funds, investment funds and hedge funds
U.S. Dollars	451,522	516,834
Soles	397,614	170,769
Bolivianos	280,188	179,131
Colombian pesos	133,821	108,830
Chilean pesos	15,409	7,198
Total	1,278,554	982,762

Restricted mutual funds, Note 6(a)(v)	307,225	334,162

29	FINANCIAL INSTRUMENTS CLASSIFICATION

The table below shows the carrying amounts of the financial assets and liabilities captions in the consolidated statement of financial position, by categories as defined under IFRS 9 as of December 31,2024 and 2023:

	2024						2023
	Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income				Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income
	Investments and derivates	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total	Investments and derivates	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks	−	−	−	−	47,655,196	47,655,196	−	−	−	−	33,930,948	33,930,948
Cash collateral, reverse repurchase agreements and securities borrowings	−	−	−	−	1,033,177	1,033,177	−	−	−	−	1,410,647	1,410,647
Investments at fair value through profit or loss	4,715,343	−	−	−	−	4,715,343	4,982,661	−	−	−	−	4,982,661
Investments at fair value through other comprehensive income, Note 6(b)	−	−	39,995,374	147,264	−	40,142,638	−	−	36,709,138	334,802	−	37,043,940
Amortized cost investments	−	−	−	−	8,967,877	8,967,877	−	−	−	−	10,188,927	10,188,927
Loans, net	−	−	−	−	137,737,296	137,737,296	−	−	−	−	136,698,135	136,698,135
Financial assets designated at fair value through profit or loss	−	932,734	−	−	−	932,734	−	810,932	−	−	−	810,932
Due from customers on banker’s acceptances	−	−	−	−	528,184	528,184	−	−	−	−	412,401	412,401
Other assets, Note 12(a)	904,791	−	−	−	3,269,019	4,173,810	987,663	−	−	−	2,072,603	3,060,266
	5,620,134	932,734	39,995,374	147,264	199,190,749	245,886,255	5,970,324	810,932	36,709,138	334,802	184,713,661	228,538,857

Liabilities

Deposits and obligations	−	−	−	−	161,842,066	161,842,066	−	−	−	−	147,704,994	147,704,994
Payables from repurchase agreements and securities lending	−	−	−	−	9,060,710	9,060,710	−	−	−	−	10,168,427	10,168,427
Due to banks and correspondents	−	−	−	−	10,754,385	10,754,385	−	−	−	−	12,278,681	12,278,681
Due from customers on banker’s acceptances	−	−	−	−	528,184	528,184	−	−	−	−	412,401	412,401
Lease liabilities	−	−	−	−	404,817	404,817	−	−	−	−	512,579	512,579
Financial liabilities at fair value through profit or loss	151,485	−	−	−	−	151,485	641,915	−	−	−	−	641,915
Bonds and notes issued	−	−	−	−	17,268,443	17,268,443	−	−	−	−	14,594,785	14,594,785
Other liabilities, Note 12(a)	819,473	−	−	−	5,220,127	6,039,600	891,999	−	−	−	4,586,511	5,478,510
	970,958	−	−	−	205,078,732	206,049,690	1,533,914	−	−	−	190,258,378	191,792,292

30	FINANCIAL AND NON-FINANCIAL RISK MANAGEMENT

The Group’s activities involve principally the use of financial instruments, including derivatives. It also accepts deposits from customers at both fixed and floating rates, for different periods, and invests these funds in high-quality assets. Additionally, it places these deposits at fixed and variable rates with legal entities and individuals, considering the finance costs and expected profitability.

The Group also trades in financial instruments where it takes positions in traded and over-the-counter instruments, derivatives included, to take advantage of short-term market movements on securities, bonds, currencies and interest rates.

Given the Group’s activities, it has a framework for risk appetite, a corner stone of the management. The risk management processes involve continuous identification, measurement, treatment and monitoring. The Group is exposed, principally, to operating risk, credit risk, liquidity risk, market risk, strategic risk and insurance technical risk. Finally, it reports on a consolidated basis the risks to which the Group is exposed.

a)	Risk management structure -

The Board of Directors of the Group and of each subsidiary are ultimately responsible for identifying and controlling risks; however, there are separate independent instances in the major subsidiaries responsible for managing and monitoring risks, as further explained below:

(i)	Group’s Board of Directors -

Credicorp Board of Directors –

The Credicorp Board of Directors is responsible for the overall approach to risk management of Credicorp Ltd., including the approval of its appetite for risk.

It also takes knowledge of the level of compliance of the appetite and the level of risk exposure, as well as the relevant improvements in the integral risk management of Grupo Crédito and Subsidiaries of Credicorp (Group).

Grupo Crédito’s Board of Directors –

Grupo Crédito's Board of Directors is responsible for the general approach to risk management of the Group's subsidiaries and the approval of the risk appetite levels that it is willing to assume. Furthermore, it approves the guidelines and policies for Integral Risk Management, promotes an organizational culture that emphasizes the importance of risk management, oversees the internal control system and ensures the adequate performance of the Group's regulatory compliance function.

Group Company Boards -

The Board of each company of the Group is responsible for aligning the risk management established by the Board of Grupo Crédito with the context of each one of them. For that, it establishes a framework for risk appetite, policies and guidelines.

(ii)	Credicorp Risk Committee -

Represents the Credicorp Board of Directors, proposes the levels of risk appetite for Credicorp Ltd. Also, it is aware of the level of compliance of the risk appetite and the level of exposure assumed by Grupo Crédito and Credicorp subsidiaries and the relevant improvements in integral management of risks of said entities.

The Committee will be made up of no less than three directors of Credicorp, at least one of which must be independent. Additionally, the Board of Directors may incorporate as a member one or more directors of Credicorp subsidiaries. Likewise, the coordinator of the Committee will be the Credicorp Risk Manager, with the Internal Audit Manager as an observer member (without voice or vote). Finally, the following officials will attend the sessions as guests, according to the agenda of topics to be discussed and at the invitation of the coordinator: General Manager, Finance Manager, Manager of the Risk Management Division of BCP, and all those people who criteria assist with the development of the session.

(iii)	Grupo Crédito Risk Committee -

Represents the Board of Grupo Crédito in risk management decision-making. Furthermore, proposes to Grupo Crédito’s Board of Directors the levels of risk appetite. This Committee defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite. In addition to it, they establish principles, policies, and general limits to the Group.

The Risk Committee is presided by no less than three Board members of Grupo Crédito, at least one of which must be independent. Additionally, the Board of Directors may incorporate as a member one or more directors of the Group. Likewise, the coordinator of the Committee will be the Grupo Crédito Risk Manager, with the Internal Audit Manager as an observer member (without voice or vote). Finally, the following officials will attend the sessions as guests, according to the agenda of topics to be discussed and at the invitation of the coordinator: General Manager, Finance Manager, Manager of the Risk Management Division of BCP, and all those people who criteria assist with the development of the session.

In addition to effectively managing all the risks, the Grupo Crédito Risk Committee is supported by the following committees which report periodically on all relevant changes or issues relating to the risks being managed:

Corporate credit Risk Committees (retail and non-retail)-

The Corporate Credit Risk Committees (retail and non-retail) are responsible for proposing credit risk management guidelines within the framework of governance and organization for the comprehensive management of credit risks. Furthermore, the committees propose the approval of any changes to the credit risk management functions and report important findings to the Risk Committee.

Corporate Committee for Market, Structural, Trading and Liquidity Risk

The committee for Market, Structural, Trading and Liquidity Risks is in charge of analyzing and proposing corporate objectives, guidelines and policies for the Management of Market and Liquidity Risks of the Group and the Group's companies. As well as monitor the indicators, limits of the market risk and liquidity appetite and the implementation of corrective measures if deviations exist. Additionally, it is responsible for approving the integration into management of a corporate model implemented in the Group.

Corporate Model Risk Committee –

The Corporate Model Risk Committee is responsible for analyzing and proposing the actions corrections in case there are deviations with respect to the degrees of exposure assumed in the Appetite for Model Risk. Likewise, it proposes the creation and/or modification of the government for model risk management, monitoring compliance with the same. The Model Risk Committee monitors the Group's data and analytical strategy and the health status of the model portfolio. They are also responsible to inform the Committee of Grupo Crédito Risks on exposures, related to model risk, which involve variations in the risk profile.

Corporate Operational Risk Methodology Committee -

The Corporate Operational Risk Methodology Committee has the primary responsibilities of sharing methodologies for Operational Risk and Business Continuity, as well as sharing best practices regarding the main challenges faced by the Group's companies.

(iv)	Central Risk Management of Credicorp -

The Central Risk Management of Credicorp informs the Credicorp Risk Committee of the level of compliance of the risk appetite and the level of exposure assumed by Grupo Crédito and Credicorp subsidiaries. Likewise, it reports the relevant improvements in the integral risk management of Grupo Crédito and Credicorp subsidiaries. In addition, it proposes to the Credicorp Risk Committee the risk appetite levels for Credicorp Ltd.

(v)	Central Risk Management of Grupo Crédito -

The Central Risk Management is responsible for the implementation of policies, procedures, methodologies, and the actions to be taken to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. In addition, it is responsible for participating in the design and definition of the strategic plans of the business units to ensure that they are aligned within the risk parameters approved by the Grupo Crédito Board of Directors. Likewise, it disseminates the importance of adequate risk management, specifying in each of the units, the role that corresponds to them in the timely identification and definition of the corresponding actions.

The units of the Central Risk Management that manage risk at the corporate level are the following:

Credit Division -

The Credit Division proposes credit policies and evaluation criteria and credit risk management that the Group assumes with segment customers wholesaler. Evaluate and authorize loan proposals until their autonomy and propose their approval to the higher instances for those that exceed it. These guidelines are established on the basis of the policies set by the Grupo Crédito Board, respecting the laws and regulations in force. In addition, it assesses the evolution of the risk of wholesale clients and identifies problematic situations, taking actions to mitigate or resolve them.

Risk Management Division -

The Risk Management Division is responsible for ensuring that risk management directives and policies comply with the established by the Board of Directors. In addition, it is responsible for supervising the process of risk management and for coordinating with the companies of Credicorp involved in the whole process, promoting homogeneous risk management and aligned with the best practices. It also has the task of informing Board of Directors regarding: global exposure and by type of risk, as well as the specific exposure of each Group company.

Retail Banking Risk Division -

The Retail Banking Risk Division is responsible for managing the risk profile of the retail portfolio and developing credit policies that are in accordance with the guidelines and risk levels established by Grupo Crédito's Board of Directors. Likewise, it participates in the definition of products and campaigns aligned to these policies, as well as in the design, optimization and integration of credit evaluation tools and income estimation for credit management.

Likewise, there is an active and recurring participation of the BCP Retail Banking Risk Division in the Credit Risk and Collections Committee of Mibanco and in the BCB Retail Banking Risk Committee to ensure alignment of best practices in terms of policies and guidelines. credit ratings, risk segmentation and credit risk models.

Non-financial Risks Division -

The Non-financial Risks Division is responsible for defining a strategy for non-financial risks that aligns with the objectives and risk appetite established by the Board of Grupo Crédito. This strategy aims to enhance the management process, generate synergies, optimize resources and achieve superior results among the units responsible for managing non-financial risks within the Group. Furthermore, to achieve the objectives outlined in the non-financial risk strategy, the Division is tasked with promoting a risk culture, developing talent, defining indicators, and generating and monitoring strategic projects and initiatives.

Credicorp's Pricing Center of Excellence

The main objective of the Group's Pricing Center of Excellence (CoE) is to efficiently scale the Pricing practice in the Group's business lines, identifying opportunities and deploying initiatives that allow the development of the Pricing practice.

Risk Transformation Office

The Risk Transformation Office is responsible for turning risk management into a competitive advantage, enhancing the following capabilities: i) origination, ii) portfolio monitoring, iii) life cycle of credit models, iv) cybersecurity, and v) human talent.

(vi)	Internal Audit Division and Corporate Ethics and Compliance Division -

The Internal Audit Division is in charge of monitoring on an ongoing basis the effectiveness and efficiency of the Group´s risk management, control, and governance processes, verifying compliance with regulations, policies, objectives and guidelines set by the Board of Directors, providing agile and timely assurance, advice and analysis based on risks and data. On the other hand, it evaluates sufficiency and integration level of Group’s database and information systems. Finally, it ensures that independence is maintained between the functions of the risk management and business units, for each of the Group’s companies.

The Corporate Compliance and Ethics Division reports to the Board and is responsible for providing corporate policies to ensure that Group companies specifically comply with regulations that specified them, and the guidelines established in the Code of Ethics.

b)	Risk measurement and reporting systems -

The risk is measured according to models and methodologies developed for the management of each type of risk. Risk reports that allow to monitor at the level added and detailed the different types of risks of each company which is exposed. The system provides the facility to meet the appetite review needs by risk requested by the committees and areas described above; as well as comply with regulatory requirements.

c)	Risk mitigation -

Depending on the type of risk, mitigating instruments are used to reduce its exposure, such as guarantees, derivatives, controls and insurance, among others. Furthermore, it has policies linked to risk appetite and established procedures for each type of risk.

The Group actively uses guarantees to reduce its credit risks.

d)	Risk appetite -

Based on corporate risk management, Grupo Crédito's Board of Directors approves the risk appetite framework to define the maximum level of risk that the organization is willing to take as it seeks its strategic and financial objectives, maintaining a corporate vision in individual decisions of each entity. This Risk Appetite framework is based on "core" and specific metrics:

Core metrics are intended to preserve the organization’s strategic pillars, defined as solvency, liquidity, profit and growth, income stability and balance sheet structure and cybersecurity risks.

Specific metrics objectives are intended to monitor on a qualitative and quantitative basis the various risks, to which the Group is exposed, as well as defining a tolerance threshold of each of those risks, so the risk profile set by the Board is preserved and any risk focus is anticipated on a more granular basis.

Risk appetite is measured based on the following guidelines:

-	Risk appetite statement: Establishes explicit general principles and the qualitative declarations which complement the risk strategy.

-	Metrics scorecards: These are used to define the levels of risk exposure in the different strategic pillars.

-
Limits: Allows control over the risk-taking process within the tolerance threshold established by the Board. They also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

-	Government scheme: Seeks to guarantee compliance of the framework through different roles and responsibilities assigned to the units involved.

The appetite is integrated into the processes of strategic and capital guidelines, as well as in the definition of the annual budget, facilitating the strategic decision making of the organization.

e)	Risk concentration -

Concentrations arise when a reduced and representative number of all of the counterparties of the Group are engaged in similar business activities, or activities in the same geographic region, or have similar economic and political conditions among others.

In order to avoid excessive concentrations of risk, the policies and procedures include specific guidelines and limits to guarantee a diversified portfolio.

30.1	Credit risk -

a)
The Group takes on exposure to credit risk, which is the probability of suffering losses caused by debtors or counterparties failing to comply with payment obligations in on or off the balance sheet exposures.

Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures arise principally from lending activities that lead to direct loans; they also result from investment activities. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose Credicorp to risks similar to direct loans. Likewise, credit risk arises from derivative financial instruments that present positive fair values. Finally, all exposure to credit risk (direct or indirect) is mitigated by the control processes and policies.

As part of managing this type of risk, provisions for impairment of its portfolio are assigned as of the date of the consolidated statement of financial position.

Credit risk levels are defined based on risk exposure limits, which are frequently monitored. Said limits are established in relation to one borrower or group of borrowers, geographical and industry segments. Furthermore, the risk limits by product, industry sector and by geographical segment are approved by the Risk Committee of Credicorp.

Exposure to credit risk is managed through regular analysis of the ability of debtors and potential debtors to meet interest and principal repayment obligations and by changing the credit limits when it is appropriate. Other specific control measures are outlined below:

(i)	Collateral -

The Group employs a range of policies and practices to mitigate credit risk. The most traditional of these is collateralization which is common practice. The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The main types of collateral obtained are as follows:

-
For loans and advances, collateral includes, among others, mortgages on residential properties; liens on business assets such as plants, inventory and accounts receivable; and liens on financial instruments such as debt securities and equity securities.

-
Long-term loans and financing to corporate entities are generally guaranteed. Loans to micro business generally have no collateral. In order to minimize credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators arise.

-	For repurchase agreements and securities lending, collateral consists of fixed income instruments, cash and loans.

Collateral held as security for financial assets other than loans is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, except for assets backed securities and similar instruments, which are secured by portfolios of financial instruments.

Management monitors the market value of collateral, requests additional collateral in accordance with the underlying agreement, and monitors the market value of collateral obtained during its review of the adequacy of the allowance for impairment losses. As part of the Group's policies, the recovered assets are sold in seniority order. The proceeds of the sale are used to reduce or amortize the outstanding debt. In general, the Group doesn't use recovered assets for its operational purposes.

(ii)	Derivatives -

The amount subject to credit risk is limited to the current and potential fair value of instruments that are favorable to the Group (fair value is positive). In the case of derivatives this is only a small fraction of the contract, or notional values used to express the volume of instruments outstanding. This credit risk exposure is managed as a portion of the total credit limits with customers, together with potential exposures from market movements. The credit risk of the derivative portfolio is reduced if the instrument is cleared through a clearing house.

(iii)	Credit-related commitments -

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and letters of credit have the same credit risk as direct loans. Documentary and commercial letters of credit - which are written undertakings by the Group on behalf of a customer authorizing a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions - are collateralized by the underlying shipments of goods to which they relate and therefore have less risk than a direct loan. The Group has no mandatory commitments to extend credit.

b)
The maximum exposure to credit risk as of December 31, 2024 and 2023, before the effect of mitigation through any collateral, is the carrying amount of each class of financial assets indicated in Notes 30.11(a), 30.11(b) and the contingent credits detailed in Note 18(a).

c)	Credit risk management for loans -

Credit risk management is mainly based on the rating and scoring internal models of each company of the Group. In Credicorp, quantitative and qualitative analysis are made for each client, regarding their financial position, credit behavior in the financial system and the market in which they operate or are located. This analysis is carried out continuously to characterize the risk profile of each operation and client with a loan position in the Group.

In the Group, a loan is internally classified as past due according to three criteria: the number of days past due based on the contractually agreed due date, the subsidiary and the type of loan. The detail is shown below:

-	Banco de Crédito del Perú, Mibanco Perú and Solución Empresa Administradora Hipotecaria internally classify a loan as past due:

-	For corporate, large and medium companies, when it has more than 15 days in arrears.
-	For small and microbusiness when it has more than 30 days in arrears.
-	For overdrafts when it has more than 30 days in arrears.
-
For consumer, mortgage and leasing operations, installments are internally classified as past due when they are between 30 and 90 days in arrears; after 90 days, the pending loan balance is considered past due.

-	Mibanco Colombia internally classifies a loan as past due:

-	For commercial loans when it has more than 90 days in arrears.
-	For microbusiness loans when it has more than 60 days in arrears.
-	For consumer loans when it has more than 60 days in arrears.
-	For mortgage loans when it has more than 30 days in arrears.

-	ASB Bank Corp. internally classifies a loan as past due when it has 1 or more days in arrears.

-	Banco de Crédito de Bolivia internally classifies a loan as past due when it has 30 or more days in arrears.

Estimate of the expected credit loss -

The measurement of the expected credit loss is based on the product of the following risk parameters: (i) probability of default (PD), (ii) loss given default (LGD), and (iii) exposure at default (EAD); discounted at the reporting date, using the effective interest rate. The definition of the parameters is presented below:

-
Probability of default (PD): is a credit rating measure that is given internally to a client with the objective of estimating its probability of default within a specific time horizon. The process of obtaining the PD is carried out considering three main components: (i) the risk observed at the portfolio level, (ii) the macroeconomic perspectives of the main countries where Credicorp operates and (iii) the individual risk of each loan, which It is measured through rating and scoring tools.

The Group considers that a financial instrument is in default if it meets the following conditions, according to the type of asset:

-
Consumer products, credit card and SME: if the client, at some certain point, presents arrears equal to or greater than 60 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-
Mortgage products: if the client, at some certain point, presents arrears equal to or greater than 120 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-
Commercial banking products: if the client, at some certain point, is in the Collections portfolio, or has a risk classification of Deficient, Doubtful or Loss, or has operations that are refinanced, in pre-judicial, judicial proceedings or written off. Also, a client can be considered as default if it shows signs of significant qualitative impairment. It should be noted that, for commercial clients with the highest loan position that are classified in default, the Risk Management performs an individual review to determine the expected credit loss in each case, which considers the knowledge of the specific situation of the client, the coverage of real guarantees, and the financial information available of the company.

-
Investments: if the instrument has a default rating according to external rating agencies such as Fitch, Standard & Poors or Moody's, or if it has an indicator of arrears equal to or greater than 90 days. In addition, an issuer can be considered as default if it shows signs of significant qualitative impairment or if it is in default according to the Commercial banking definition. When an issuer is classified as default, all its instruments are also classified as default, that is, in stage 3.

-
Loss given default (LGD): this is a measurement which estimates the severity of the loss that would be incurred at the time of the default. It has two approaches in the estimate of the severity of the loss, according to the stage of the client:

-
LGD workout: is the real loss of clients who reached the default stage. To calculate this parameter, the recoveries and costs of each of the operations are included (includes open and closed recovery processes).

-
LGD ELBE (expected loss best estimate): this is the loss of the contracts in a default situation based on the time in default of the operation (the longer the time in default, the higher the level of loss of the operation).

-
Exposure at Default (EAD): this is a measurement which estimates the exposure at the time of the client’s default, considering changes in future exposure, for example, in the case of prepayments and/or greater utilization of unused credit lines.

The estimate of the risk parameters considers information regarding the actual conditions, as well as the projections of future macroeconomic events and conditions in three scenarios (base, optimistic and pessimistic), which are weighted to obtain the expected credit loss.

The fundamental difference between the expected credit loss of a loan allocated in stage 1 or stage 2 is the PD’s time horizon. The estimates in stage 1 use a PD with a maximum time horizon of 12 months, while those in stage 2 use a PD measured for the remaining lifetime of the instrument. The estimates in stage 3 are carried out based on an LGD “best estimate”.

For those portfolios that are not material and/or do not have specific credit scoring models, the option was to extrapolate the expected credit loss ratio of portfolios with comparable characteristics.

The main methodological calibrations made in the internal credit risk models during 2024 were:

-
PD models: in accordance with our internal governance scheme, we continued monitoring the performance of PD models throughout the year and implemented the necessary calibrations to maintain an adequate measurement of the credit risk of our loan portfolio.

-
LGD models: in accordance with our internal governance scheme, we continued monitoring the performance of LGD models throughout the year and implemented the necessary calibrations to maintain an adequate measurement of the credit risk of our loan portfolio.

Prospective information -

The measurement of the expected credit loss for each stage and the evaluation of significant increase in credit risk consider information on previous events and current conditions, as well as reasonable projections based on future events and macroeconomic conditions.

For the estimate of the risk parameters (PD, LGD, EAD), used in the calculation of the expected credit loss in stages 1 and 2, the significance of the macroeconomic variables (or their variations) that have the greatest influence on each portfolio was tested which provide a better prospective and systemic vision to the estimate, based on econometric techniques. Each macroeconomic scenario used in the estimate of the expected credit loss considers projections of relevant macroeconomic variables, such as the gross domestic product (GDP), terms of trade, inflation rate, among others, for a period of 3 years and a long-term projection.

The expected credit loss is a weighted estimate that considers three future macroeconomic scenarios (baseline, optimistic, pessimistic). These scenarios, as well as the probability of occurrence of each one, are projections provided by the internal Economic Studies team and are approved by Senior Management; these projections are made for the main countries where Credicorp operates. The design of the scenarios is reviewed quarterly. All scenarios and their respective probabilities apply to portfolios subject to expected credit loss.

Changes from one stage to another -

The classification of an instrument as stage 1 or stage 2 depends on the concept of "significant increase in credit risk" at the reporting date compared to the origin date. This classification is updated monthly. As the IFRS 9 states, this classification depends on the following criteria:

-	An account is classified in stage 2 if it has more than 30 days in arrears.
-
Additionally, significant credit risk increase thresholds were established based on absolute and relative thresholds that depend on the risk level in which the instrument was originated. The thresholds differ for each of the portfolios considered.

-	Additional qualitative reviews are carried out based on the risk segmentation used in the management of Retail Banking and an individual review is carried out in Wholesale Banking.

Additionally, all those accounts classified as default at the reporting date, according to the definition used by the Group, are considered as stage 3.

Evaluations of significant increase in credit risk from initial recognition and credit impairment are carried out independently on each reporting date.

Wholesale Banking assets can be moved in both directions from one stage to another; in this sense, a financial asset that migrated to stage 2 will return to stage 1 if its credit risk did not increase significantly from its initial recognition until a subsequent reporting period. Likewise, an asset that is in stage 3 will return to stage 2 if the asset is no longer considered to be impaired (according to our definition of default) for a certain number of subsequent reporting periods.

On the other hand, Retail Banking assets that migrated to stage 2 will return to stage 1 if their credit risk has not increased significantly since their initial recognition during a certain number of subsequent reporting periods (cure period). In the case of assets allocated in stage 3, these will not return to stage 2 except for refinanced loans, which will return to stage 2 if good payment behavior is demonstrated during a certain number of subsequent reporting periods.

Expected life -

For the instruments in stage 2 or 3, the allowance for loan losses will cover the expected credit loss during the expected time of the remaining lifetime of the instrument. For most instruments, the expected life is limited to the remaining contractual life, adjusted by expected prepayments. In the case of revolving products, a statistical analysis was carried out to determine what would be the expected life period.

The following is a summary of the direct loans (without interest) classified into three important groups and their respective allowance for loan losses for each type of loan; it is important to note that impaired loans are loans in default that are in stage 3. Additionally, it should be noted that, in accordance with IFRS 7, the total balance of the loan is considered overdue when the debtor has failed to make a payment at its contractual maturity.

(i)	Loans neither past due nor impaired, which comprise those direct loans which currently do not have characteristics of delinquency, and which are not in default.
(ii)	Past due but not impaired loans, which comprise all of the direct loans of customers who are not in default but have failed to make a payment at its contractual maturity, according to IFRS 7.
(iii)	Impaired loans, those direct loans considered to be in stage 3 or default, as detailed in Note 30.1(c).

	2024				2023
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	67,303,201	3,509,158	−	70,812,359	65,012,679	4,076,777	−	69,089,456
Past due but not impaired	612,574	468,459	−	1,081,033	937,720	693,084	−	1,630,804
Impaired	−	−	5,028,223	5,028,223	−	−	6,100,142	6,100,142
Gross	67,915,775	3,977,617	5,028,223	76,921,615	65,950,399	4,769,861	6,100,142	76,820,402
Less: Allowance for loan losses	493,130	291,963	2,159,115	2,944,208	489,706	394,868	2,330,978	3,215,552
Total, net	67,422,645	3,685,654	2,869,108	73,977,407	65,460,693	4,374,993	3,769,164	73,604,850

Residential mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	18,451,482	3,819,271	−	22,270,753	18,590,193	2,952,908	−	21,543,101
Past due but not impaired	505,016	672,405	−	1,177,421	559,877	605,193	−	1,165,070
Impaired	−	−	1,643,883	1,643,883	−	−	1,468,747	1,468,747
Gross	18,956,498	4,491,676	1,643,883	25,092,057	19,150,070	3,558,101	1,468,747	24,176,918
Less: Allowance for loan losses	66,260	168,188	819,671	1,054,119	54,102	121,257	785,261	960,620
Total, net	18,890,238	4,323,488	824,212	24,037,938	19,095,968	3,436,844	683,486	23,216,298

Microbusiness loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	16,589,516	3,670,678	−	20,260,194	15,728,517	3,862,859	−	19,591,376
Past due but not impaired	257,476	573,634	−	831,110	264,477	767,325	−	1,031,802
Impaired	−	−	1,686,829	1,686,829	−	−	1,802,572	1,802,572
Gross	16,846,992	4,244,312	1,686,829	22,778,133	15,992,994	4,630,184	1,802,572	22,425,750
Less: Allowance for loan losses	384,145	396,678	1,167,311	1,948,134	347,783	431,278	1,288,068	2,067,129
Total, net	16,462,847	3,847,634	519,518	20,829,999	15,645,211	4,198,906	514,504	20,358,621

Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	14,188,847	3,335,516	−	17,524,363	14,934,631	2,827,796	−	17,762,427
Past due but not impaired	160,755	383,227	−	543,982	261,414	489,658	−	751,072
Impaired	−	−	1,459,095	1,459,095	−	−	1,546,685	1,546,685
Gross	14,349,602	3,718,743	1,459,095	19,527,440	15,196,045	3,317,454	1,546,685	20,060,184
Less: Allowance for loan losses	331,011	514,255	1,203,250	2,048,516	285,091	435,151	1,314,373	2,034,615
Total, net	14,018,591	3,204,488	255,845	17,478,924	14,910,954	2,882,303	232,312	18,025,569

Consolidated of loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total gross direct loans, Note 7(a)	118,068,867	16,432,348	9,818,030	144,319,245	116,289,508	16,275,600	10,918,146	143,483,254
Total allowance for direct loan losses, Note 7(a)	1,274,546	1,371,084	5,349,347	7,994,977	1,176,682	1,382,554	5,718,680	8,277,916
Total net direct loans	116,794,321	15,061,264	4,468,683	136,324,268	115,112,826	14,893,046	5,199,466	135,205,338

At Credicorp, we separate renegotiated loans into two groups, focusing on operations that have suffered a significant increase in credit risk since their disbursement, which has generated modifications to the original loan agreement. Both groups are defined below:

-	Refinanced loans: are those loans that have undergone modifications in the initial loan agreement (term and interest rate), according to the accounting definition.
-
Renegotiated loans: are those loans for which, due to the pandemic during 2020 and 2021 and/or the Peruvian context of intense rain and social unrest during 2023, the SBS and other local regulators of the countries where Credicorp operates have established that certain benefits be granted, and that Credicorp has also voluntarily granted to its clients (grace periods, debt consolidation, etc.), which were not in the initial credit agreements.

Below is the amount of gross portfolio balance and allowance for loan losses for Credicorp's renegotiated loans. The presentation is made for each of the two groups defined above and by opening the balances by stage. It should be noted that for the construction of the tables, the information of the three subsidiaries that concentrate more than 95.0 percent of the balance of renegotiated loans (BCP, Mibanco and BCB) has been considered.

As of December 31, 2024, and 2023, renegotiated loans, refinanced loans and their expected loss are composed as follows:

	2024		2023
	Refinanced loans	Allowance for loan losses	Refinanced loans	Allowance for loan losses
	S/(000)	S/(000)	S/(000)	S/(000)

Stage 1	89,847	5,961	56,439	1,445
Stage 2	60,494	9,968	41,380	5,984
Stage 3	2,059,690	971,741	2,288,349	1,018,911
Total	2,210,031	987,670	2,386,168	1,026,340

	2024		2023
	Renegotiated loans	Allowance for loan losses	Renegotiated loans	Allowance for loan losses
	S/(000)	S/(000)	S/(000)	S/(000)

Stage 1	3,090,297	23,513	4,093,815	36,800
Stage 2	579,176	55,208	1,536,104	146,087
Stage 3	711,770	417,017	1,366,287	877,839
Total	4,381,243	495,738	6,996,206	1,060,726

The detail of the gross amount of impaired direct loans by type of loan, together with the fair value of the related collateral and the amounts of its allowance for loan losses, are as follows:

	2024					2023
	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans		Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans

					Total					Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Impaired loans	5,028,223	1,643,883	1,686,829	1,459,095	9,818,030	6,100,142	1,468,747	1,802,572	1,546,685	10,918,146
Fair value of collateral	3,979,625	1,401,503	388,752	439,736	6,209,616	5,013,453	1,257,251	347,343	370,790	6,988,837
Allowance for loan losses	2,159,115	819,671	1,167,311	1,203,250	5,349,347	2,330,978	785,261	1,288,068	1,314,373	5,718,680

In addition, the breakdown of direct loans classified by maturity is shown below, according to the following criteria:

(i)	Current loans, which comprise those direct loans which do not currently have characteristics of delinquency, nor are they in default or stage 3, according to the rules of IFRS 9.
(ii)	Current but impaired loans, which comprise those direct loans which do not currently have characteristics of delinquency, but are in default or stage 3, according to IFRS 9.
(iii)
Loans with payment delay of one day or more but that are not past due according to our internal guidelines, which comprise those direct loans of customers who have failed to make a payment at its contractual maturity, that is, with at least one day past due. However, the days of delinquency are insufficient to be considered as past due under the Group’s internal criteria.

(iv)	Past due loans under internal criteria.

The total of the following reflects all overdue loans according to IFRS 7: (i) loans with payment delays of one day or more but that are not considered overdue under internal criteria and (ii) overdue loans under internal criteria.

	2024						2023
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	130,867,669	−	−	−	130,867,669	−	127,986,360	−	−	−	127,986,360	−
Past due but not impaired	−	−	3,189,089	444,457	3,633,546	3,633,546	−	−	4,067,581	511,167	4,578,748	4,578,748
Impaired debt	−	3,802,650	1,029,703	4,985,677	9,818,030	6,015,380	−	4,303,045	993,101	5,622,000	10,918,146	6,615,101
Total	130,867,669	3,802,650	4,218,792	5,430,134	144,319,245	9,648,926	127,986,360	4,303,045	5,060,682	6,133,167	143,483,254	11,193,849

The classification of direct loans by type of loan and type of maturity is shown below:

	2024					2023
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	70,812,359	2,256,618	1,220,408	2,632,230	76,921,615	69,089,495	2,901,367	1,662,457	3,167,083	76,820,402
Residential mortgage loans	22,270,753	573,359	1,456,906	791,039	25,092,057	21,543,100	484,375	1,405,344	744,099	24,176,918
Small business loans	20,260,194	328,229	779,402	1,410,308	22,778,133	19,591,337	333,213	978,265	1,522,935	22,425,750
Consumer loans	17,524,363	644,444	762,076	596,557	19,527,440	17,762,428	584,090	1,014,616	699,050	20,060,184
Total	130,867,669	3,802,650	4,218,792	5,430,134	144,319,245	127,986,360	4,303,045	5,060,682	6,133,167	143,483,254

Macroeconomic scenario -

The expected credit loss is a weighted estimate of three macroeconomic scenarios: base, optimistic and pessimistic, which are calculated with macroeconomic projections provided by the Economic Studies team and approved by Senior Management. The local and international information flows available during the analysis period are used to feed the projections, which reflect the fact that Peru is a small and open economy, and in this context, approximately 60.0 percent of the volatility in economic growth is driven by external factors including terms of trade, the growth of Peru's trading partners and external interest rates. Information is collected on each of these factors to build each scenario for the next three years.

The variables mentioned above, along with local variables (fiscal and monetary variables), are incorporated into the economic models. Two types of models are used:

(i)	Structural projection model.
(ii)	Financial programming model.

The first is a stochastic dynamic general equilibrium model, which is built with expectations. The second is constructed with the main identities of the national accounts in accordance with the financial programming methodology designed by the IMF (International Monetary Fund) and the methodologies used by a battery of econometric models.

Through this process, projections of GDP growth, inflation, exchange rate and other macroeconomic variables are obtained for the years 2025 and 2026. We expect GDP to grow around 2.8 percent in 2025, which is mainly explained by the following factors:

-	Terms of trade near record highs,
-	Controlled inflation and pick-up of employment and real wages,
-	Delayed effects of a less restrictive monetary policy stance,
-	Business expectations that have remained optimistic during the year,
-	Favorable profit distributions in 2025 that will boost consumption,
-	Non-performing loans in the retail-consumption segment that have started to fall gradually.

Extending the recovery phase will require: i) latching with medium- and long-term private investment decisions, ii) a limited effect of the pre-electoral environment given general elections in April 2026, and iii) a limited impact of the renewed trade and geopolitical tensions on the economy. For 2025 and 2026, probabilities of 50 percent, 25 percent and 25 percent were considered for the baseline, optimistic and pessimistic scenarios, respectively. The probabilities assigned to each scenario and the projections are validated through a fan chart analysis, which uses the likelihood function to identify and analyze:

i)	The central tendency of the projections.
ii)	The dispersion that is expected around this value.
iii)	The values that are higher or lower than the central value that are more or less probable.

The following table provides a comparison between the carrying amount of allowance for loan losses for direct loans, indirect loans and due from customers on banker’s acceptances, and its estimation under three scenarios base, optimistic and pessimistic.

	2024	2023
	S/(000)	S/(000)

Carrying amount	8,378,895	8,645,945

Scenarios:
Optimistic	8,283,450	8,617,203
Base Case	8,369,849	8,654,612
Pessimistic	8,492,433	8,712,061

d)	Credit risk management on reverse repurchase agreements and securities borrowing -

Most of these operations are performed by Credicorp Capital. The Group has implemented credit limits for each counterparty and most of transactions are collateralized with investment grade financial instruments and financial instruments issued by Governments.

e)	Credit risk management on investments -

The Group evaluates the credit risk identified of each of the investments, disclosing the risk rating granted to them by a risk rating agency. For investments traded in Peru, risk ratings used are those provided by the three most prestigious Peruvian rating agencies (authorized by Peruvian regulator) and for investments traded abroad, the risk-ratings used are those provided by the three most prestigious international rating agencies.

In the event that any subsidiary uses a risk-rating prepared by any other risk rating agency, said risk-ratings are standardized with those provided by the above-mentioned institutions for consolidation purposes.

The following table shows the risk analysis of the investments provided by the institutions referred to above:

	2024		2023
	S/(000)%		S/(000)%
Instruments rated in Peru:
A- to A+	-	-	65,360	0.1
BBB- to BBB+	23,952,251	44.5	22,584,226	43.3
BB- to BB+	910,170	1.7	657,658	1.3
Lower and equal to +B	33,402	0.1	132,148	0.3
Unrated:
BCRP certificates of deposit	11,435,757	21.2	11,127,919	21.3
Listed and unlisted securities	158,620	0.3	312,648	0.6
Restricted mutual funds	307,225	0.6	334,162	0.6
Investment funds	835,689	1.6	651,307	1.2
Mutual funds	66,156	0.1	1,824	-
Other instruments	276,372	0.5	242,310	0.5
Subtotal	37,975,642	70.6	36,109,562	69.2

	2024		2023
	S/(000)%		S/(000)%
Instruments rated abroad:
AAA	442,467	0.8	1,007,270	1.9
AA- a AA+	2,562,695	4.7	2,447,819	4.7
A- to A+	2,720,507	5.1	2,709,151	5.2
BBB- to BBB+	4,904,951	9.1	4,273,210	8.2
BB- to BB+	2,608,610	4.8	2,045,242	3.9
Lower and equal to +B	60,822	0.1	673,757	1.3
Unrated:
Listed and unlisted securities	42,033	0.1	60,877	0.1
Mutual funds	556,001	1.0	1,104,724	2.1
Participations of RAL funds	432,503	0.8	145,414	0.3
Investment funds	566,267	1.1	547,719	1.0
Other instruments	953,360	1.8	1,090,783	2.1
Subtotal	15,850,216	29.3	16,105,966	30.8
Total	53,825,858	100.0	52,215,528	100.0

It is worth mentioning that the change in the risk-rating of the investments has had an impact on the measurement of the expected loss.

f)	Concentration of financial instruments exposed to credit risk -

As of December 31, 2024 and 2023, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2024					2023
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments (**)	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments (**)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Central Reserve Bank of Peru	44,599	-	36,640,462	11,435,757	48,120,818	192,666	-	23,642,580	10,935,252	34,770,498
Commerce	4,441	1,130	26,546,422	1,263,109	27,815,102	5,969	29	24,611,067	1,007,029	25,624,094
Financial services	2,181,025	633,527	18,345,088	4,196,687	25,356,327	3,409,897	73,182	14,499,904	3,900,949	21,883,932
Mortgage loans	-	-	24,165,038	-	24,165,038	-	-	23,395,049	-	23,395,049
Government and public administration	2,153,564	42,978	8,451,218	13,471,446	24,119,206	1,713,104	241,294	9,808,792	12,068,576	23,831,766
Manufacturing	157,215	81	21,260,811	1,918,004	23,336,111	195,981	78	22,857,640	1,925,973	24,979,672
Consumer loans	-	-	18,494,305	-	18,494,305	-	-	18,457,100	-	18,457,100
Communications, storage and transportation	25,331	254,562	9,928,424	991,194	11,199,511	69,371	495,995	8,592,952	957,512	10,115,830
Electricity, gas and water	109,673	87	5,917,891	2,245,021	8,272,672	134,229	83	4,642,005	4,056,334	8,832,651
Real estate and leasing	163,867	-	4,872,017	2,408	5,038,292	67,209	-	8,989,709	3,248	9,060,166
Agriculture	3,995	-	4,610,164	8,034	4,622,193	3,699	-	4,569,647	15,808	4,589,154
Mining	5,563	-	3,670,102	226,845	3,902,510	9,399	-	3,755,224	155,708	3,920,331
Construction	3,901	-	2,924,805	390,071	3,318,777	3,336	-	3,284,049	415,280	3,702,665
Education, health and others	390,150	10	1,736,113	844,135	2,970,408	113,028	271	1,490,560	814,761	2,418,620
Hotels and restaurants	-	-	2,570,704	-	2,570,704	-	-	2,480,313	-	2,480,313
Fishing	4	-	669,274	-	669,278	139	-	658,316	-	658,455
Insurance	3,252	-	133,086	-	136,338	5,138	-	88,947	193	94,278
Community services and others	373,554	359	8,254,825	3,149,927	11,778,665	47,159	-	8,889,807	787,317	9,724,283
Total	5,620,134	932,734	199,190,749	40,142,638	245,886,255	5,970,324	810,932	184,713,661	37,043,940	228,538,857

(*) It includes non-trading investments that did not pass SPPI test.

(**) OCI: Other comprehensive income.

As of December 31, 2024 and 2023 financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2024					2023
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments (**)	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments(**)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

America
Peru	1,893,544	3,593	175,089,699	27,879,813	204,866,649	1,601,757	1,333	163,235,790	25,099,606	189,938,486
Bolivia	835,594	-	11,850,504	801,894	13,487,992	550,271	-	11,609,164	861,246	13,020,681
United States of America	757,151	845,577	3,228,496	7,360,645	12,191,869	736,813	339,619	2,464,455	7,260,134	10,801,021
Colombia	1,218,708	-	3,560,497	793,612	5,572,817	1,692,862	-	3,939,155	796,126	6,428,143
Chile	300,827	-	2,224,616	626,907	3,152,350	310,247	-	1,629,984	590,346	2,530,577
Brazil	9,037	-	1,632,544	268,174	1,909,755	11,837	-	121,301	168,426	301,564
Mexico	55,729	-	183,334	467,970	707,033	14,040	-	195,420	396,581	606,041
Panama	43,748	-	359,932	229,945	633,625	4,166	-	389,002	68,364	461,532
Canada	5,608	-	108,618	149,235	263,461	31,772	-	29,760	92,571	154,103
Europe:
United Kingdom	191,072	-	10,498	249,702	451,272	64,738	-	53,576	266,628	384,942
France	113,112	-	17,305	120,194	250,611	168,648	-	9,569	136,787	315,004
Spain	13,561	-	6,755	228,626	248,942	23,356	-	14,721	198,504	236,581
Luxembourg	77,777	-	7,474	2,961	88,212	617,676	-	7,020	-	624,696
Switzerland	-	-	1,616	47,974	49,590	4,705	-	166	32,121	36,992
Netherlands	-	-	728	35,014	35,742	-	-	2,247	40,112	42,359
Others in Europe	79,762	-	190,632	75,014	345,408	74,709	-	293,096	92,726	460,531
Others	24,904	83,564	717,501	804,958	1,630,927	62,727	469,980	719,235	943,662	2,195,604
Total	5,620,134	932,734	199,190,749	40,142,638	245,886,255	5,970,324	810,932	184,713,661	37,043,940	228,538,857

(*) It includes non-trading investments that did not pass SPPI test.

(**) OCI: Other comprehensive income.

g)	Offsetting financial assets and liabilities -

The Group has financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or
-
Are subject to an enforceable master netting agreement or similar agreement covering similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position.

Similar agreements include derivative clearing agreements, master repurchase agreements, and master securities lending agreements. Similar financial instruments include derivatives, accounts receivable from reverse repurchase agreements and securities borrowing, payables from repurchase agreements and securities lending and other financial assets and liabilities. Financial instruments such as loans and deposits are not disclosed in the tables below because they are not offset in the consolidated statement of financial position.

The offsetting framework contract issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master offsetting arrangements do not meet the criteria for offsetting in the statement of financial position, because said agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle said instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and gives collateral in the form of cash and trading securities in respect of the following transactions:

-	Derivatives,
-	Accounts receivable from reverse repurchase agreements and securities borrowing;
-	Payables from repurchase agreements and securities lending; and
-	Other financial assets and liabilities

Such collateral adheres to standard industry terms including, when appropriate, an ISDA Credit Support Annex. This means that securities received/given as collateral can be pledged or sold during the term of the transaction must be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions upon the counterparty’s failure to return the respective collateral.

Financial assets subject to offsetting, enforceable master offsetting agreements and similar agreements:

	2024
	Gross amounts recognized financial assets	Net of financial assets presented in the consolidated statements of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
Details			Financial instruments	Cash collateral received
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	904,791	904,791	(310,932)	(37,615)	556,244
Cash collateral, reverse repurchase agreements and securities borrowing	1,033,177	1,033,177	-	(19,151)	1,014,026
Investments at fair value through other comprehensive income and amortized cost pledged as collateral	6,997,811	6,997,811	(6,159,186)	-	838,625
Total	8,935,779	8,935,779	(6,470,118)	(56,766)	2,408,895

	2023
	Gross amounts recognized financial assets	Net of financial assets presented in the consolidated statements of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
Details			Financial instruments	Cash collateral received
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	987,663	987,663	(234,550)	(139,833)	613,280
Cash collateral, reverse repurchase agreements and securities borrowing	1,410,647	1,410,647	-	(16,924)	1,393,723
Available-for-sale and held-to-maturity investments pledged as collateral	6,533,959	6,533,959	(5,496,964)	-	1,036,995
Total	8,932,269	8,932,269	(5,731,514)	(156,757)	3,043,998

Financial liabilities subject to offsetting, enforceable offsetting master agreements and similar agreements:

	2024
	Gross amounts of recognized financial liabilities	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
Details			Financial instruments	Cash collateral pledged
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	819,473	819,473	310,932	(1,115,338)	15,067
Payables on repurchase agreements and securites lending	9,060,710	9,060,710	(6,692,254)	(362,723)	2,005,733
Total	9,880,183	9,880,183	(6,381,322)	(1,478,061)	2,020,800

	2023
	Gross amounts of recognized financial liabilities	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
Details			Financial instruments	Cash collateral pledged
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	891,999	891,999	(234,550)	(170,998)	486,451
Payables on repurchase agreements and securites lending	10,168,427	10,168,427	(7,566,773)	(607,639)	1,994,015
Total	11,060,426	11,060,426	(7,801,323)	(778,637)	2,480,466

The gross amounts of financial assets and liabilities disclosed in the above tables have been measured in the consolidated statement of financial position on the following basis:

-	Derivative assets and liabilities are measured at fair value.
-	Accounts receivable from resale agreements and securities financing and accounts payable from repurchase agreements and securities lending are measured at amortized cost.
The amounts detailed in the tables above for derivatives presented in other assets, Note 12(c), accounts receivable under resale agreements and securities financing, accounts payable under repurchase agreements and securities lending are financial instruments outside the scope of the offsetting disclosures.

30.2	Market risk -

The Group has exposure to market risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in interest rates, currency, commodities, and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the order of the Group’s current activities, commodity price risk has not been approved, so this type of instrument is not agreed.

The Group separates exposures to market risk in two groups: (i) those that arise from value fluctuation of trading portfolios recognized at fair value through profit or loss due to movements of market rates or prices (Trading Book) and (ii) those that arise from changes in the structural positions of non-trading portfolios due to movements of the interest rates, prices and foreign exchange ratios (Banking Book) and that are recorded at amortized cost and at fair value with changes in other comprehensive income, this is due to movements in interest rates, prices and currency exchange rates.

The risks that trading portfolios face are managed through Value at Risk (VaR) historical simulation techniques; while non-trading portfolios (Banking Book) are monitored using rate sensitivity metrics, which are a part of Asset and Liability Management (ALM).

a)	Trading Book –

The trading book is characterized for having liquid positions in stocks, bonds, foreign currencies, and derivatives, arising from market-making transactions where the Group acts as principal with the clients or with the market. This portfolio includes investments and derivatives classified by Management as held for trading.

(i)	Value at Risk (VaR) –

The Group applies the VaR approach to its trading portfolio to estimate the market risk of the main positions held and the maximum losses that are expected, based upon a number of assumptions for various changes in market conditions and considering the risk appetite of the subsidiary.

Daily calculation of VaR is a statistically based estimate of the maximum potential loss on the current portfolio from adverse market movements.

VaR expresses the “maximum” amount the Group might lose, but only to a certain level of confidence (99.0 percent). There is therefore a specified statistical probability (1.0 percent) that actual loss could be greater than the VaR estimate. The VaR model assumes a certain “holding period” until positions can be closed (1 - 10 days).

The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated multiplying the one-day VaR by the square root of 10. This adjustment will be accurate only if the changes in the portfolio in the following days have a normal distribution independent and identically distributed; because of that, the result is multiplied by a non-normality adjustment factor. The limits and consumptions of the VaR are established on the basis of the risk appetite and the trading strategies of each subsidiary.

The evaluation of the movements of the trading portfolio has been based on annual historical information and 115 market risk factors, which are detailed following: 30 market curves, 43 stock prices, 40 mutual fund values and 2 series of volatility. The Group directly applies these historical changes in rates to each position in its current portfolio (method known as historical simulation).

The Group Management considers that the market risk factors, incorporated in their VaR model, are adequate to measure the market risk to which its trading portfolio is exposed.

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements. Losses exceeding the VaR figure may occur, on average under normal market conditions, not more than once every hundred days.

VaR limits have been established to control and keep track of all the risks taken. These risks arise from the size of the positions and/or the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Treasury Risk Committee and ALM, the Risk Management Committee and Senior Management.

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary. Furthermore, at Group level, there is also a limit to the risk appetite of the trading portfolio, which is monitored and informed to the Treasury Risks and ALM Corporate Committee.

In VaR calculation, the effects of the exchange rate are not included because said effects are measured in the net monetary position, see Note 30.2(b)(ii).

The Group's VaR is within the risk appetite limits established by the Risk Management of each subsidiary.

As of December 31, 2024 and 2023, the Group’s VaR by risk type is as follows:

	2024	2023
	S/(000)	S/(000)

Interest rate risk	29,138	29,399
Price risk	933	5,291
Volatility risk	462	20
Diversification effect	(1,685)	(5,850)
Consolidated VaR by type of risk	28,848	28,860

On the other hand, those instruments that are accounted for at fair value through profit or loss and that are not intended for trading are included in the rate and price sensitivity analysis in the following section. See table of earnings sensitivity at risk, net economic value and price sensitivity.

b)	Banking Book –

The non-trading portfolios or, belonging to the banking book (“banking book”), are exposed to different risks, since they are sensitive to movements in market rates, which may result in a negative impact on the value of the assets. with respect to its liabilities, and therefore, in its net worth.

(i)	Interest rate risk -

The Banking Book-related interest rate risk arises from eventual changes in interest rates that may adversely affect the expected gains (risk gains) or market value of financial assets and liabilities reported on the balance sheet (net economic value). The Group assumes the exposure to the interest rate risk that may affect their fair value as well as the cash flow risk of future assets and liabilities.

The Risk Committee sets the guidelines regarding the level of unmatched repricing of interest rates that can be tolerated, which is periodically monitored through ALCO.

Corporate policies include guidelines for the management of the Group’s exposure to the interest rate risk. These guidelines are implemented considering the features of each segment of business in which the Group entities operate.

In this regard, Group companies that are exposed to the interest rate risk are those that have yields based on interest, such as credits, investments and technical reserves. Interest rate risk management in Banco de Crédito del Perú, Banco de Crédito de Bolivia, Mibanco - Banco de la Microempresa, Mibanco - Banco de la Microempresa de Colombia, ASB Bank Corp and Pacífico Seguros, is carried out by performing a repricing gap analysis, sensitivity analysis of the financial margin (GER) and sensitivity analysis of the net economic value (VEN). These calculations consider different rate shocks, which are generated through different scenario simulations and consider periods of high volatility.

Repricing gap analysis (Repricing Gap)

The purpose of the repricing gap analysis is to measure the exposure to interest rate risk by repricing terms, grouping both on-balance sheet and off-balance sheet assets and liabilities. This makes it possible to identify those tranches in which rate variations would have a potential impact.

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates, what occurs first:

	2024
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	35,573,543	1,085,329	1,609,783	2,012,826	2,342,288	6,064,604	48,688,373
Investments	1,548,776	3,604,634	10,192,970	12,690,421	20,926,450	147,264	49,110,515
Loans, net	19,023,450	17,337,262	40,333,482	46,077,476	16,239,454	(1,273,828)	137,737,296
Financial assets designated at fair value
through or loss	−	−	−	−	−	932,734	932,734
Reinsurance contract assets	841,170	−	−	−	−	−	841,170
Other assets (*)	110,454	−	−	−	74,073	3,675,254	3,859,781
Total assets	57,097,393	22,027,225	52,136,235	60,780,723	39,582,265	9,546,028	241,169,869

Liabilities
Deposits and obligations	30,965,685	20,248,915	35,585,502	47,713,442	26,875,898	452,624	161,842,066
Payables from repurchase agreements and securities lending	3,371,128	6,893,979	4,410,854	1,749,262	3,074,502	315,370	19,815,095
Insurance contract liability	121,965	189,997	582,662	2,149,411	7,271,617	3,106,633	13,422,285
Financial liabilities at fair value through profit or loss	−	−	−	−	−	151,485	151,485
Bonds and Notes issued	2,913,005	2,108,291	3,977,975	5,284,838	2,787,909	196,425	17,268,443
Other liabilities (**)	442,572	−	−	4	101,587	5,220,609	5,764,772
Equity	−	−	−	−	−	34,977,234	34,977,234
Total liabilities and equity	37,814,355	29,441,182	44,556,993	56,896,957	40,111,513	44,420,380	253,241,380

Off-balance-sheet accounts
Derivative financial assets	865,949	508,140	592,591	564,599	−	−	2,531,279
Derivative financial liabilities	1,382,049	112,920	354,289	658,699	−	−	2,507,957
	(516,100)	395,220	238,302	(94,100)	−	−	23,322
Marginal gap	18,766,938	(7,018,737)	7,817,544	3,789,666	(529,248)	(34,874,352)	(12,048,189)
Accumulated gap	18,766,938	11,748,201	19,565,745	23,355,411	22,826,163	(12,048,189)	−

(*)  Made up of financial assets and bank acceptances without considering accounts receivable for trading derivatives.
(**) Made up of financial liabilities and bank acceptances without considering accounts payable for trading derivatives.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

	2023
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	13,900,784	1,707,822	3,050,481	8,674,709	273,214	7,734,585	35,341,595
Investment	1,331,553	4,489,604	9,475,564	12,827,007	18,773,061	336,078	47,232,867
Loans, net	19,650,760	16,975,402	38,874,328	46,963,496	14,420,760	(186,611)	136,698,135
Financial assets designated at fair value
through profit or loss	−	−	−	−	−	810,932	810,932
Reinsurance contract assets	872,046	−	−	−	−	−	872,046
Other assets (*)	143,214	7,053	31,753	−	−	2,381,135	2,563,155
Total assets	35,898,357	23,179,881	51,432,126	68,465,212	33,467,035	11,076,119	223,518,730

Liabilities
Deposits and obligations	40,740,255	16,793,946	22,762,047	57,611,088	8,418,281	1,379,377	147,704,994
Payables from repurchase agreements and securities lending	5,987,961	6,344,769	3,477,433	3,238,356	3,026,066	372,523	22,447,108
Insurance contract liability	116,515	178,525	496,768	1,862,006	6,822,694	2,841,625	12,318,133
Financial liabilities at fair value through profit or loss	−	−	−	−	−	641,915	641,915
Bonds and Notes issued	81,635	94,831	5,711,424	7,944,189	603,511	159,195	14,594,785
Other liabilities (**)	497,682	−	2,046	−	−	4,546,082	5,045,810
Equity	−	−	−	−	−	33,107,065	33,107,065
Total liabilities and equity	47,424,048	23,412,071	32,449,718	70,655,639	18,870,552	43,047,782	235,859,810

Off-balance-sheet accounts
Derivative financial assets	72,943	−	676,380	−	−	−	749,323
Derivative financial liabilities	630,109	401,730	54,849	1,936,331	−	−	3,023,019
	(557,166)	(401,730)	621,531	(1,936,331)	−	−	(2,273,696)
Marginal gap	(12,082,857)	(633,920)	19,603,939	(4,126,758)	14,596,483	(31,971,663)	(14,614,776)
Accumulated gap	(12,082,857)	(12,716,777)	6,887,162	2,760,404	17,356,887	(14,614,776)	−

(*)  Made up of financial assets and bank acceptances without considering accounts receivable for trading derivatives.
(**) Made up of financial liabilities and bank acceptances without considering accounts payable for trading derivatives.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

Sensitivity to changes in interest rates -

The sensitivity analysis of a reasonable possible change in interest rates on the banking book comprises an assessment of the sensitivity of the financial margins that seeks to measure the potential changes in the interest accruals over a period of time and the expected movement of the interest rate curves, as well as the sensitivity of the net economic value, which is a long-term metric measured as the difference arising between the Net Economic Value of assets and liabilities before and after a variation in interest rates.

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net financial interest income before income tax and non-controlling interest for one year, based on non-trading financial assets and financial liabilities held as of December 31, 2024, and 2023, including the effect of derivative instruments.

The sensitivity of the Net Economic Value is calculated by reassessing the financial assets and liabilities sensitive to rates, except for the trading instruments, including the effect of any associated hedge, and derivative instruments designated as a cash flow hedge. Regarding rate risk management, no distinction is made by accounting category for the investments that are considered in these calculations.

The results of the sensitivity analysis regarding changes in interest rates at December 31, 2024 and 2023 are presented below:

2024
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)

Soles	+/-	50	+/-	30,754	-/+	425,783
Soles	+/-	75	+/-	46,132	-/+	638,675
Soles	+/-	100	+/-	61,509	-/+	851,567
Soles	+/-	150	+/-	92,263	-/+	1,277,350
U.S. Dollar	+/-	50	+/-	134,532	+/-	191,211
U.S. Dollar	+/-	75	+/-	201,798	+/-	286,816
U.S. Dollar	+/-	100	+/-	269,064	+/-	382,421
U.S. Dollar	+/-	150	+/-	403,595	+/-	573,632

2023
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)

Soles	+/-	50	+/-	15,052	-/+	511,851
Soles	+/-	75	+/-	22,578	-/+	767,776
Soles	+/-	100	+/-	30,104	-/+	1,023,702
Soles	+/-	150	+/-	45,156	-/+	1,535,553
U.S. Dollar	+/-	50	+/-	48,060	+/-	119,342
U.S. Dollar	+/-	75	+/-	72,090	+/-	179,013
U.S. Dollar	+/-	100	+/-	96,120	+/-	238,684
U.S. Dollar	+/-	150	+/-	144,180	+/-	358,026

The interest rate sensitivities set out in the table above are only illustrative and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Management to mitigate the impact of this interest rate risk.

The Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The projections above also assume that the interest rate of all maturities moves by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged.

As of December 31, 2024 and 2023, investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit or loss, respectively, are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, a 10.0, 25.0 and 30.0 percent of changes in market prices is conducted to these price-sensitivity securities.

The market price sensitivity tests as of December 31, 2024 and 2023 are presented below:

Equity securities
Measured at fair value through	Change in
other comprehensive income	market prices	2024	2023
	%	S/(000)	S/(000)

Equity securities	+/-10	14,726	33,480
Equity securities	+/-25	36,816	83,700
Equity securities	+/-30	44,179	100,440

Funds
Measured at fair value through profit or loss	Change in
	market prices	2024	2023
	%	S/(000)	S/(000)
Participation in mutual funds	+/-10	62,216	108,747
Participation in mutual funds	+/-25	155,539	271,867
Participation in mutual funds	+/-30	186,647	326,241
Restricted mutual funds	+/-10	31,820	33,416
Restricted mutual funds	+/-25	79,549	83,541
Restricted mutual funds	+/-30	95,459	100,249
Participation in RAL funds	+/-10	43,250	14,541
Participation in RAL funds	+/-25	108,126	36,354
Participation in RAL funds	+/-30	129,751	43,624
Investment funds	+/-10	140,196	118,071
Investment funds	+/-25	350,489	295,178
Investment funds	+/-30	420,587	354,214
Hedge funds	+/-10	32	29
Hedge funds	+/-25	81	73
Hedge funds	+/-30	97	87
Exchange Trade Funds	+/-10	3,931	2,958
Exchange Trade Funds	+/-25	9,827	7,396
Exchange Trade Funds	+/-30	11,793	8,875

(ii)	Foreign currency exchange risk –

The Group is exposed to fluctuations in foreign currency exchange rates, which impact net open monetary positions and equity positions in a different currency than the group's functional currency.

The group's monetary position is made up of the net open position of monetary assets, monetary liabilities and off-balance sheet items expressed in foreign currency for which the entity itself assumes the risk; as well as the equity position generated by the investment in the group's subsidiaries whose functional currency is different from soles. In the first case, any appreciation/depreciation of the foreign currency would affect the consolidated income statement, on the contrary, in the case of the equity position, any appreciation/depreciation of the foreign currency will be recognized in other comprehensive income.

The Group manages foreign currency exchange risk, which affects the income statement, by monitoring and controlling currency positions exposed to movements in exchange rates. The market risk units of each subsidiary establish limits for said positions, which are approved by their own committees, and monitor and follow up the limits considering their foreign exchange trading positions, their most structural foreign exchange positions, as well as their sensitivities. Additionally, there is a monetary position limit at the Credicorp level, which is monitored and reported to the Group's Risk Committee.

On the other hand, the Group manages foreign currency exchange risk whose fluctuation is recognized in other comprehensive income, monitoring and controlling equity positions and their sensitivities, which are reported to the Group's Risk Committee.

Net foreign exchange gains/losses recognized in the consolidated statement of income are disclosed in the following items:

-	Net gain on foreign exchange transactions.
-	Net gain on derivatives held for trading.
-	Exchange difference result.

As of December 31, 2024, the foreign currency in which the Group has the greatest exposure is the U.S. Dollar. The free market-exchange rate for purchase and sale transactions of each U.S. Dollar as of December 31, 2024 was S/3.764 (S/3.709 as of December 31, 2023).

Foreign currency transactions are made at market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31,2024 and 2023, the net open monetary position with effect on results and the equity position of the Group was as follows:
	2024			2023
		Other			Other
	U.S. Dollar	currencies	Total	U.S. Dollar	currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Total monetary assets	93,696,321	435,107	94,131,428	77,387,709	495,553	77,883,262
Total monetary liabilities	(86,859,546)	(104,858)	(86,964,404)	(79,779,686)	(102,500)	(79,882,186)
	6,836,775	330,249	7,167,024	(2,391,977)	393,053	(1,998,924)
Total position in currency derivatives	(6,142,485)	144,889	(5,997,596)	2,622,188	(369,458)	2,252,730
Net monetary position with effect on consolidated statement of income	694,290	475,138	1,169,428	230,211	23,595	253,806

Net monetary position with effect on equity	754,769	2,291,428	3,046,197	904,434	2,204,984	3,109,418

Net monetary position	1,449,059	2,766,566	4,215,625	1,134,645	2,228,579	3,363,224

As of December 31, 2024, the monetary position with effect on equity in other currencies consists mainly of the equity of subsidiaries in Bolivian pesos for S/962.7 million, in Colombian pesos for S/901.3 million, in Chilean pesos for S/425.7 million, among other minor amounts. As of December 31, 2023, the monetary position with effect on equity was in Bolivian pesos S/860.3 million, in Colombian pesos S/961.9 million, in Chilean pesos S/380.9 million, among other minor items.

The following tables show the sensitivity analysis of the main currencies to which the Group is exposed, and which affect the consolidated income statement and other comprehensive income as of December 31, 2024 and 2023.

The analysis determines the effect of a reasonably possible variation of the exchange rate against the sun for each of the currencies independently, considering all other variables constant. A negative amount shows a potential net reduction in the consolidated income statement and other comprehensive income, while a positive amount reflects a potential increase.

The sensitivity analysis of the foreign currency position with an effect on the consolidated income statement as of December 31, 2024 and December 31, 2023 is shown below, with the U.S. Dollar as the main currency of exposure:

Currency rate sensibility	Change in currency rates	2024	2023
	%	S/000	S/000
Depreciation -
Soles in relation to U.S. Dollar	5	33,061	10,962
Soles in relation to U.S. Dollar	10	63,117	20,928

Appreciation -
Soles in relation to U.S. Dollar	5	(36,542)	(12,116)
Soles in relation to U.S. Dollar	10	(77,143)	(25,579)

The following is a sensitivity analysis of the foreign exchange position with effect on the consolidated statement of comprehensive income, with the U.S. Dollar, Boliviano, Colombian peso and Chilean peso as the main currencies of exposure. This analysis is shown as of December 31, 2024 and 2023:

Currency rate sensibility	Change in currency rates	2024	2023
	%	S/000	S/000
Depreciation -
Soles in relation to U.S. Dollar	5	35,941	43,377
Soles in relation to U.S. Dollar	10	68,615	82,812

Appreciation -
Soles in relation to U.S. Dollar	5	(39,725)	(47,944)
Soles in relation to U.S. Dollar	10	(83,863)	(101,214)

Currency rate sensibility	Change in currency rates	2024	2023
	%	S/000	S/000
Depreciation -
Soles in relation to Boliviano	5	45,842	40,969
Soles in relation to Boliviano	10	87,516	78,214

Appreciation -
Soles in relation to Boliviano	5	(50,667)	(45,282)
Soles in relation to Boliviano	10	(106,964)	(95,595)

Currency rate sensibility	Change in currency rates	2024	2023
	%	S/(000)	S/(000)
Depreciation -
Soles in relation to Colombian Peso	5	42,919	45,804
Soles in relation to Colombian Peso	10	81,936	87,444

Appreciation -
Soles in relation to Colombian Peso	5	(47,437)	(50,626)
Soles in relation to Colombian Peso	10	(100,144)	(106,876)

Currency rate sensibility	Change in currency rates	2024	2023
	%	S/(000)	S/(000)
Depreciation -
Soles in relation to Chilean Peso	5	20,272	18,136
Soles in relation to Chilean Peso	10	38,702	34,624

Appreciation -
Soles in relation to Chilean Peso	5	(22,406)	(20,046)
Soles in relation to Chilean Peso	10	(47,302)	(42,318)

30.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its short-term payment obligations associated with its financial liabilities when they fall due and to replace funds when they are withdrawn. In this sense, the company that is facing a liquidity crisis would be failing to comply with the obligations to pay depositors and with commitments to lend or satisfy other operational cash needs.

The Group is exposed to daily cash requirements, interbank deposits, current accounts, time deposits, use of loans, guarantees and other requirements. The Management of the Group's subsidiaries establishes limits for the minimum funds amount available to cover such cash withdrawals and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand. Sources of liquidity are regularly reviewed by the corresponding risk teams to maintain a wide diversification by currency, geography, type of funding, provider, producer and term.

The procedure to control the mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group. It is unusual for banks to be completely matched, as transacted business is often based on uncertain terms and of different types. An unmatched position potentially enhances profitability, but also increases liquidity risk, which generates exposure to potential losses.

Maturities of assets and liabilities and the ability to replace them, at an acceptable cost are important factors in assessing the liquidity of the Group.

A mismatch, in maturity of long-term illiquid assets against short-term liabilities, exposes the consolidated statement of financial position to risks related both to rollover and to interest rates. If liquid assets do not cover maturing debts, an consolidated statement of financial position is vulnerable to a rollover risk. Furthermore, a sharp increase in interest rates can dramatically increase the cost of rolling over short-term liabilities, leading to a rapid increase in debt cost. The contractual-maturity gap report is useful in showing liquidity characteristics.

Corporate policies have been implemented for liquidity risk management by the Group. These policies are consistent with the particular characteristics of each operating segment in which each of the Group companies operate. Risk Management heads set up limits and autonomy models to determine the adequate liquidity indicators to be managed.

Commercial banking and Microfinance:

Liquidity risk exposure in Banco de Crédito del Perú, Banco de Crédito de Bolivia, MiBanco – Banco de la Microempresa and MiBanco - Banco de la Microempresa de Colombia is based on indicators such as the Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) which measures the amount of liquid assets available to meet cash outflows needs within a given stress scenario for a period of 30 days and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym), which is intended to guarantee that long-term assets are financed at least with a minimum number of stable liabilities within a prolonged liquidity crisis scenario and works as a minimum compliance mechanism that supplements the RCLI. The core limits of these indicators are 100.0 percent, and any excess are presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

Insurances and Pensions:

Insurances: Liquidity risk management in Pacífico Seguros follows a particular approach given the nature of the business. For annually renewable businesses, mainly general insurance, the emphasis of liquidity is focused on the quick availability of resources in the event of a systemic event (e.g. earthquake); for this purpose, there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity.

On the long-term business side (life insurance), given the nature of the products offered and the contractual relationship with customers (the liquidity risk is not material); the emphasis is on maintaining sufficient flow of assets and matching their maturities with maturities of liabilities; for this purpose there are indicators that measure the asset/liability sufficiency and adequacy as well as calculations or economic capital subject to interest rate risk, this last under the methodology of Credicorp.

Pensions: Liquidity risk management in AFP Prima is carried out in a differentiated manner between the fund administrator and the funds being managed. Liquidity management regarding the fund administrator is focused on hedge meeting periodic operating expense needs, which are supported with the collection of commissions. The fund administering entity does not record unexpected outflows of liquidity.

Investment banking:

Liquidity risk in Credicorp Capital Ltd and Subsidiaries principally affects the security brokerage. In managing this risk, limits of use of liquidity have been established as well as mismatching by dealing desk; follow-up on liquidity is performed on a daily basis for a short-term horizon covering the coming settlements. If short-term unmatched maturities are identified, repos are used. On the other hand, structural liquidity risk of Credicorp Capital is not significant given the low levels of debt, which is monitored regularly using financial planning tools.

In the case of ASB Bank Corp., the risk liquidity management performs through indicators such as Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym) with the core limits of 100.0 percent and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

Companies perform a liquidity risk management using the liquidity Gap or contractual maturity Gap.

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statement of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	2024						2023
	Up to a month	From 1 to	From 3 to	From 1 to	Over 5		Up to a month	From 1 to	From 3 to	From 1 to	Over 5
		3 months	12 months	5 years	Year	Total		3 months	12 months	5 years	Year	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets	48,594,583	26,281,483	65,297,685	87,773,303	54,682,216	282,629,270	38,552,719	26,270,643	60,976,000	92,329,896	47,960,945	266,090,203

Financial liabilities by type -
Deposits and obligations	30,985,483	20,512,659	40,067,393	45,138,302	26,735,551	163,439,388	42,289,107	18,369,890	26,491,876	55,511,772	9,275,728	151,938,373
Payables from reverse purchase agreements and security lendings and due to banks and correspondents	3,697,052	5,382,691	4,441,442	4,079,266	3,918,189	21,518,640	6,048,623	2,581,452	5,994,505	5,749,977	3,901,739	24,276,296
Financial liabilities designated at fair
value through profit or loss	151,485	−	−	−	−	151,485	641,915	−	−	−	−	641,915
Bonds and notes issued	3,185,435	2,213,666	4,260,484	6,629,122	3,062,721	19,351,428	214,609	188,158	5,624,264	7,492,224	579,266	14,098,521
Lease liabilities	31,147	33,499	93,536	229,166	104,285	491,633	30,710	33,118	89,984	256,960	102,344	513,116
Other liabilities	4,086,668	297,762	234,627	27,317	1,921,410	6,567,784	3,646,610	358,303	241,182	8,484	1,636,332	5,890,911
Total liabilities	42,137,270	28,440,277	49,097,482	56,103,173	35,742,156	211,520,358	52,871,574	21,530,921	38,441,811	69,019,417	15,495,409	197,359,132

Derivative financial liabilities -
Contractual amounts receivable (Inflows)	1,960,811	3,420,416	4,858,373	1,013,090	20,320	11,273,010	961,788	1,059,625	3,153,643	1,394,394	30,653	6,600,103
Contractual amounts payable (outflows)	1,955,324	3,416,357	4,877,328	1,034,592	21,027	11,304,628	939,961	1,053,036	3,185,326	1,329,268	28,899	6,536,490
Total liabilities	5,487	4,059	(18,955)	(21,502)	(707)	(31,618)	21,827	6,589	(31,683)	65,126	1,754	63,613

30.4	Non-financial risk -

A non-financial risk (NFR) is broadly defined by exclusion, encompassing any risk other than financial market, credit and liquidity risks. NFR may have substantial negative strategic, commercial, economic and/or reputational implications. They include operational risks as defined by Basel's seven types of operational risk events, as well as other significant risks such as technology, cyber, conduct, model, compliance, strategic and third-party risks.

The management of non-financial risks has become increasingly challenging due to the added complexity of rapid technological advancements, extensive process automation, greater reliance on systems rather than people, and transformational processes. These changes in the way financial institutions operate have led to new risk exposures, including attacks affecting the Group's services, data theft and online fraud.

30.5	Operational risk -

Operational risk is the possibility of incurring losses due to inadequate processes, human error, information technology failures, third party relationships or external events. These risks can result in financial losses and have legal or regulatory compliance consequences, but they exclude strategic or reputational risk (except for companies under Colombian regulations, where reputational risk is included in operational risk).

Operational risks are categorized into internal fraud, external fraud, labor relations and job security, customer relations, business products and practices, damage to material assets, business and systems interruption, and failures in process, execution, delivery and management.

One of the Group’s pillars is to cultivate an efficient risk culture. To achieve this, it records operational risks and their respective process controls. The risk map allows for the monitoring, prioritization and proposed treatment of these risks according to established governance. Additionally, the Group actively manages cybersecurity and fraud prevention, aligning with best international practices.

The business continuity management system enables the establishment, implementation, operation, monitoring, review, maintenance, and improvement of business continuity based on best practices and regulatory requirements. The Group implements recovery strategies for resources that support critical products and services, which are periodically tested to measure the effectiveness of these strategies.

In managing operational risk, cybersecurity, fraud prevention and business continuity, corporate guidelines are utilized, methodologies and best practices are shared among the Group's companies.

We also have recovery mechanisms for the materialization of operational risks, primarily through insurance policies contracted for all Credicorp Group companies in the international market. These policies cover losses due to fraud events, professional liability, cyber risks, and directors' liability. Additionally, we have insurance policies individually contracted by Credicorp companies in the local market that cover losses due to material damage to physical assets and civil liability.

30.6	Cybersecurity –

Credicorp directs its efforts towards cost-efficient strategies to minimize the exposure to cybersecurity risk. To this end, it implements different levels of controls adapted to the different areas and potentially vulnerable companies. In addition, it maintains a significant investment program that ensures the availability of technologies and processes necessary to protect the Group's operations and assets.

Within the framework of cybersecurity governance, the Group has a Credicorp CISO and a corporate team dedicated to ensuring the implementation and compliance of the cybersecurity strategy in all companies. A corporate strategy and plan has been established that includes implementation priorities and improvements, adapted to the different realities of the companies. These lines of work comprise the Cybersecurity Strategy, which is constantly reviewed considering the global scenario, risk profile, standards, frameworks and regulations, with the aim of ensuring business continuity, resilience and data privacy. In addition, a robust cybersecurity framework is adopted that allows adjusting cybersecurity controls for each Group company, managing and remediating vulnerabilities in an early and timely manner.

The Group also has an awareness and continuous training program for its employees, fostering a culture of cybersecurity awareness in all companies. In addition, cybersecurity indicators are used to ensure alignment between operations and the Group's business strategy.

Group companies have third-party governance policies in place, which establish the security requirements to be met by service providers, compliance with which is mandatory.

Finally, asset information security management is carried out through a systematic process, documented and known throughout the organization, following best practices and regulatory requirements. Guidelines based on policies and procedures are designed and developed to guarantee the availability, confidentiality and integrity of the information.

30.7	Corporate Security and Cybercrime -

As part of the management of non-financial risks, the Corporate Security & Cyber Crime operational center is responsible for detecting and responding to fraud cybercrime and security incidents.

These tasks are carried out by teams specialized in transactional monitoring, investigations, cybercrime, electronic security, disaster risk management and strategic intelligence activities, including social conflicts, which safeguard the security of the organization's employees, customers, suppliers and organization assets.

To this end, the strategy designed includes the use of state-of-the-art technological tools in monitoring platforms, digital video surveillance and advanced risk profile analysis models, among others. Likewise, we have highly specialized and trained talent on these fronts that allows the appropriate use of artificial intelligence, electronics, advanced analytics and “cyber forensic” achieving high standards of efficiency.

Finally, the Group contributes to the security of the Financial System through union activities that it develops at the local level in the Association of Banks of Peru (ASBANC) and at the Latin American level in the Committee of Security Experts of the Latin American Federation of Banks (FELABAN the Spanish acronym).

30.8	Model Risk -

The Group uses models for different purposes such as credit admission, capital calculation, behavior, provisions, market risk, liquidity, among others.

Model risk is defined as the probability of loss resulting from decisions (credit, market, among others) based on the use of poorly designed and/or poorly implemented models. The sources that generate this risk are mainly: deficiencies in data, errors in the model (from design to implementation), use of the model.

The management of model risk is proportional to the importance of each model. In this sense, a concept of “tiering” (measurement system that orders the models depending to the importance according to the impact on the business) is defined as the main attribute to synthesize the level of importance or relevance of a model, from which is determined the intensity of the model risk management processes to be followed.

Model risk management is structured around a set of processes known as the life cycle of the model. The definition of phases of the life cycle of the model in the Group is detailed below: identification, planning, development, internal validation, approval, implementation and use, and monitoring and control

30.9	Risk of the insurance activity -

The main risk faced by the Group in insurance contracts is that the actual cost of claims and payments, or the timing thereof, differ from expectations. This is influenced by the frequency of claims, the severity of claims, the actual benefits paid and the subsequent development of claims over the long term. The Group's objective is therefore to ensure that sufficient reserves are available to cover these liabilities.

Risk exposure is mitigated by diversification through a large portfolio of insurance contracts and by having different lines of business. Risks are also mitigated by careful selection and implementation of strategic underwriting guidelines, as well as the use of reinsurance agreements. Reinsurance underwriting is diversified in such a way that the Group is not dependent on any particular reinsurer; likewise, the Group's operations are not dependent on any particular reinsurance contract.

Life insurance contracts -

The main risks that the Group is exposed to are mortality, morbidity, longevity, investment yield and flow, losses arising from policies due to the expense incurred being different than expected, and the policyholder decision; all of which, do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The Group’s underwriting strategy is designed to ensure that risks are well diversified in terms of type of risk and level of insured benefits. This is achieved through diversification across insurable risks, the use of medical screening in order to ensure that pricing takes account of current health conditions and family medical history, regular review of actual claims experience and product pricing, as well as detailed claims handling procedures. Underwriting limits are in place to enforce appropriate risk selection criteria. For example, the Group has the right not to renew individual policies, it can impose deductibles and it has the right to reject the payment of fraudulent claims.

For contracts when death or disability is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in more claims than expected.

For retirement, survival and disability annuities contracts, the most significant factor is continuing improvement in medical science and social conditions that increase longevity.

Non-life insurance contracts (general insurance and healthcare) -

The Group mainly issues the following types of non-life general insurance contracts: automobile, technical branches, business and healthcare insurances. Healthcare contracts provide medical expense cover to policyholders. Risks under non-life insurance policies usually cover 12 months.

For general insurance contracts the most significant risks arise from climate changes, natural disasters and other type of damages. For healthcare contracts the most significant risks arise from lifestyle changes, epidemics and medical science and technology improvements.

The above risk exposures are mitigated by diversification across a large portfolio of insurance contracts and by having different lines of business. The sensitivity of risk is improved by careful selection and implementation of underwriting strategies of insurance contracts, which are designed to ensure that risks are diversified in terms of type of risks and level of insured benefits. This is achieved, in various cases, through diversification across industry sectors and geographic location.

Furthermore, strict claim review policies to assess all new and ongoing claims and in process of settlement, regular detailed review of claims handling procedures and frequent investigation of possible fraudulent claims are all policies and procedures put in place to reduce the Group’s risk exposure. Insurance contracts also entitle the Group to pursue third parties for payment of some or all costs. Also, the Group actively manages and promptly pursues claims, in order to reduce its exposure to unpredictable future developments that can negatively impact the Group.

The Group has also limited its exposure by imposing maximum claim amounts on certain contracts as well as the use of reinsurance arrangements in order to limit its exposure to catastrophic events.

Considering that risk management is predominantly oriented to credit, market and liquidity exposures inherent to the banking activity, in Management's opinion the impacts of sensitizing the relevant variables used in the valuation of insurance contract assets and liabilities would not be significant for the consolidated financial statements.

Claims development table:

The following table shows the estimates of accumulated claims incurred as of December 31, 2024:

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Gross estimates of the undiscounted amount of the claims:

At the end of the claim year	1,637,838	1,047,428	1,602,775	1,152,556	1,426,087	1,548,529	2,106,530	1,379,742	1,564,601	1,491,978	14,958,064
1 year later	2,458	1,999	2,917	5,830	15,447	21,123	107,965	167,943	172,015	670,047	1,167,744
2 years later	2,052	164	1,889	3,469	4,180	11,051	39,861	127,303	85,383	217,606	492,958
3 years later	3,390	82	92	2,122	2,880	3,500	11,137	31,737	59,927	94,077	208,944
4 years later	−	1,533	46	90	2,389	4,431	4,203	9,776	22,453	67,570	112,491
5 years later	−	−	843	75	144	3,446	6,419	4,076	9,912	17,756	42,671
6 years later	−	−	−	811	81	111	5,158	4,783	4,248	38,738	53,930
7 years later	−	−	−	−	1,419	30	30	2,316	3,339	5,486	12,620
8 years later	−	−	−	−	−	1,028	46	92	2,328	3,322	6,816
9 years later	−	−	−	−	−	−	297	854	244	2,557	3,952
Accumulated gross claims and other directly attributable expenses paid for the year of occurrence	1,645,738	1,051,206	1,608,562	1,164,953	1,452,627	1,593,249	2,281,646	1,728,622	1,924,450	2,609,137	17,060,190

Liabilities / Gross Obligations accumulated by claims	8,317	6,919	7,909	18,380	30,226	56,998	222,417	466,484	454,110	1,698,314	2,970,074
Discount event	(1,614)	(1,021)	(1,015)	(1,900)	(2,849)	(4,729)	(15,369)	(34,248)	(34,104)	(93,068)	(189,917)
Effect of Risk Adjustment for non-financial risk	−	−	−	−	−	−	−	−	−	28,729	28,729
Gross LIC of the Temporary Regime and Definitive Regime	−	−	−	−	−	−	−	−	−	−	39,082
Gross provision for incurred claims	6,703	5,898	6,894	16,480	27,377	52,269	207,048	432,236	420,006	1,633,975	2,847,968

The following table shows the estimates of accumulated claims incurred as of December 31, 2023:

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Gross estimates of the undiscounted amount of the claims:

At the end of the claim year	1,397,461	963,490	1,039,516	1,628,377	1,154,065	1,450,470	1,538,564	2,000,372	1,687,397	1,724,774	14,584,486
1 year later	1,027	3,453	3,475	1,693	6,872	9,523	38,655	137,774	317,513	614,260	1,134,245
2 years later	129	577	3,441	4,265	8,398	5,701	13,276	71,537	197,750	191,387	496,461
3 years later	−	53	505	3,902	4,665	2,263	5,093	22,757	89,213	99,775	228,226
4 years later	−	−	81	278	3,148	4,684	2,712	7,511	24,184	44,274	86,872
5 years later	−	−	−	28	262	4,008	5,379	2,762	7,492	15,491	35,422
6 years later	−	−	−	−	40	438	4,331	7,395	2,405	4,663	19,272
7 years later	−	−	−	−	−	93	358	5,953	6,962	6,197	19,563
8 years later	−	−	−	−	−	−	42	66	4,639	9,695	14,442
9 years later	−	−	−	−	−	−	−	29	356	1,648	2,033
Accumulated gross claims and other directly attributable expenses paid for the year of occurrence	1,398,617	967,573	1,047,018	1,638,543	1,177,450	1,477,180	1,608,410	2,256,156	2,337,911	2,712,164	16,621,022

Liabilities / Gross Obligations accumulated by claims	3,672	6,335	8,955	13,396	30,289	34,361	81,747	321,842	839,516	1,421,449	2,761,562
Discount event	(527.00)	(775)	(1,207)	(1,687)	(2,890)	(3,597)	(7,361)	(27,666)	(64,783)	(83,109)	(193,602)
Effect of Risk Adjustment for non-financial risk	−	−	−	−	−	−	−	−	−	21,590	21,590
Gross LIC of the Temporary Regime and Definitive Regime	−	−	−	−	−	−	−	−	−	−	41,451
Gross provision for incurred claims	3,145	5,560	7,748	11,709	27,399	30,764	74,386	294,176	774,733	1,359,930	2,631,001

30.10	Capital management -

The Group maintains an actively managed capital base to cover risks inherent in its business. The adequacy of the Group’s capital is monitored using, among other measures, the rules and ratios established by the SBS, the supervising authority of its major subsidiaries and for consolidation purposes. Furthermore, capital management responds to market expectations in relation to the solvency of the Group and to support the growth of the businesses considered in the strategic planning. In this way, the capital maintained by the Group enables it to assume unexpected losses in normal conditions and conditions of severe stress.

The Group’s objectives when managing capital are: (i) to comply with the capital requirements set by the regulators of the markets where the entities within the Group operate; (ii) to safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders; and (iii) to maintain a strong capital base to support the development of its business, in line with the limits and tolerances established in the declaration of Risk Appetite.

As of December 31, 2024, and 2023, the regulatory capital for the subsidiaries amounted to approximately S/40,009.5 million and S/33,452.6 million, respectively. The regulatory capital has been determined in accordance with SBS regulations in force as of said dates. Under the SBS regulations, the Group’s regulatory capital exceeds by approximately S/10,885.9 million the minimum regulatory capital required as of December 31, 2024 (approximately S/7,731.9 million as of December 31, 2023).

30.11	Fair values –
a)	Financial instruments recorded at fair value and fair value hierarchy –

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the consolidated statement of financial position:

		2024				2023
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Derivative financial instruments:
Interest rate swaps		-	489,602	-	489,602	-	384,238	-	384,238
Currency swaps		-	219,648	-	219,648	-	230,818	-	230,818
Foreign currency forwards		-	161,495	-	161,495	-	334,562	-	334,562
Cross currency swaps		-	29,551	-	29,551	-	35,754	-	35,754
Foreign exchange options		-	3,018	-	3,018	-	1,104	-	1,104
Futures		-	1,477	-	1,477	-	1,187	-	1,187
	12(c)	-	904,791	-	904,791	-	987,663	-	987,663

Investments at fair value through profit of loss	6(a)	2,512,497	625,116	1,577,730	4,715,343	2,983,312	919,499	1,079,850	4,982,661
Financial assets at fair value through profit of loss		930,627	2,107	-	932,734	810,582	350	-	810,932

Investments at fair value through other comprehensive income:
Debt Instruments
Corporate bonds		7,094,584	7,292,412	-	14,386,996	6,176,329	7,139,979	68,842	13,385,150
Government bonds		11,565,309	902,942	-	12,468,251	9,722,319	867,883	-	10,590,202
Certificates of deposit BCRP		-	11,435,757	-	11,435,757	-	10,935,253	-	10,935,253
Securitization instruments		-	714,738	-	714,738	-	683,930	-	683,930
Negotiable certificates of deposit		-	438,988	-	438,988	-	482,047	-	482,047
Subordinated bonds		42,493	127,455	-	169,948	71,590	209,349	-	280,939
Other instruments		-	282,104	98,592	380,696	-	297,220	54,397	351,617
Equity instruments		15,307	118,735	13,222	147,264	147,681	173,253	13,868	334,802
	6(b)	18,717,693	21,313,131	111,814	40,142,638	16,117,919	20,788,914	137,107	37,043,940

Total financial assets		22,160,817	22,845,145	1,689,544	46,695,506	19,911,813	22,696,426	1,216,957	43,825,196

Financial liabilities
Derivatives financial instruments:
Interest rate swaps		-	353,647	-	353,647	-	205,112	-	205,112
Currency swaps		-	230,848	-	230,848	-	429,365	-	429,365
Foreign currency forwards		-	210,947	-	210,947	-	205,341	-	205,341
Cross currency swaps		-	15,491	-	15,491	-	46,561	-	46,561
Foreign exchange options		-	8,420	-	8,420	-	4,002	-	4,002
Futures		-	120	-	120	-	1,618	-	1,618
	12(c)	-	819,473	-	819,473	-	891,999	-	891,999
Financial liabilities at fair value through profit or loss		-	151,485	-	151,485	-	641,915	-	641,915

Total financial liabilities		-	970,958	-	970,958	-	1,533,914	-	1,533,914

Financial instruments included in the Level 1 category are those that are measured based on of quotations obtained in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions.

Financial instruments included in the Level 2 category are those that are measured based on observable market factors. This category includes instruments valued using quoted prices for similar instruments, either in active or less active markets and other valuation techniques (models) where all significant inputs are directly or indirectly observable based on market data.

Following is a description of how fair value is determined for the main Group’s financial instruments where valuation techniques were used with inputs based on market data which incorporate Credicorp’s estimates on the assumptions that market participants would use for measuring these financial instruments:

-	Valuation of derivative financial instruments -

Interest rate swaps, currency swaps and forward exchange contracts are measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include forward and swap pricing models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, spot exchange rates, forward rates and interest rate curves. Options are valued using well-known, widely accepted valuation models.

A credit valuation adjustment (CVA) is applied to the “Over The Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to include the Group’s own credit risk in the fair value of derivatives (the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

As of December 31, 2024, the balance of receivables and payables corresponding to derivatives amounted to S/904.8 million and S/819.5 million respectively, see Note 12(c), generating DVA and CVA adjustments for approximately S/3.0 million and S/5.7 million respectively. The net impact of both items in the consolidated statement of income amounted to S/1.2 million of loss. As of December 31, 2023, the balance of receivables and payables corresponding to derivatives amounted to S/987.7 million and S/892.0 million, respectively, see Note 12(c), generating DVA and CVA adjustments for approximately S/3.2 million and S/6.9 million, respectively. Likewise, the net impact of both items in the consolidated statement of income amounted to S/4.0 million of loss.

-	Valuation of debt securities classified in the category “at fair value through other comprehensive income” and included in level 2 -

Valuation of certificates of deposit BCRP, corporate, leasing, subordinated bonds and Government treasury bonds are measured by calculating their Net Present Values (NPV) through discounted cash flows, using appropriate and relevant zero coupon-rate curves to discount cash flows in the respective currency and considering observable current market transactions.

Certificates of deposit BCRP (CD BCRP) are securities issued at a discount in order to regulate the liquidity of the financial system. They are placed mainly through public auction or direct placement, are freely negotiable by their holders in the Peruvian secondary market and may be used as collateral in Repurchase Agreement Transactions of Securities with the BCRP.

Other debt instruments are measured using valuation techniques based on assumptions supported by prices from observable current market transactions, obtained via pricing services. Nevertheless, when prices have not been determined in an active market, fair values are based on broker quotes and assets that are valued using models whereby the majority of assumptions are market observable.

-	Valuation of financial instruments included in level 3 -

These are measured using valuation techniques (internal models), based on assumptions that are not supported by transaction prices observable in the market for the same instrument, nor based on available market data.

As of December 31, 2024, and 2023, the net unrealized loss of Level 3 financial instruments amounted to S/14.0 million and S/3.4 million, respectively. As of those dates, changes in the book value of Level 3 financial instruments have not been significant as there have been no purchases, issues, liquidations or any other significant movements or transfers from Level 3 to Level 1 or Level 2 or vice versa.

b)	Financial instruments not measured at fair value -
We present below the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statement of financial position by level of the fair value hierarchy:
	2024					2023
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	−	47,655,196	−	47,655,196	47,655,196	−	33,930,948	−	33,930,948	33,930,948
Cash collateral, reverse repurchase agreement and securities borrowing	−	1,033,177	−	1,033,177	1,033,177	−	1,410,647	−	1,410,647	1,410,647
Investments at amortized cost	8,146,745	296,793	−	8,443,538	8,967,877	9,338,213	362,100	−	9,700,313	10,188,927
Loans, net	−	137,737,296	−	137,737,296	137,737,296	−	136,698,135	−	136,698,135	136,698,135
Due from customers on banker’s acceptances	−	528,184	−	528,184	528,184	−	412,401	−	412,401	412,401
Other assets (*)	−	3,269,019	−	3,269,019	3,269,019	−	2,072,603	−	2,072,603	2,072,603
Total	8,146,745	190,519,665	−	198,666,410	199,190,749	9,338,213	174,886,834	−	184,225,047	184,713,661

Liabilities
Deposits and obligations	−	161,842,066	−	161,842,066	161,842,066	−	147,704,994	−	147,704,994	147,704,994
Payables on repurchase agreements and securities lending	−	9,060,710	−	9,060,710	9,060,710	−	10,168,427	−	10,168,427	10,168,427
Due to Banks and correspondents and other entities	−	10,820,211	−	10,820,211	10,754,385	−	12,308,392	−	12,308,392	12,278,681
Due from customers on banker’s acceptances	−	528,184	−	528,184	528,184	−	412,401	−	412,401	412,401
Lease liabilities	−	404,817	−	404,817	404,817	−	512,579	−	512,579	512,579
Bond and notes issued	−	17,230,157	−	17,230,157	17,268,443	−	14,742,600	−	14,742,600	14,594,785
Other liabilities (**)	−	5,220,127	−	5,220,127	5,220,127	−	4,586,511	−	4,586,511	4,586,511
Total	−	205,106,272	−	205,106,272	205,078,732	−	190,435,904	−	190,435,904	190,258,378

(*)   Corresponds to receivables, margin call, receivables from sale of investments and operations in process.
(**) Corresponds to accounts payable, salaries and other personnel expenses, accounts payable for acquisitions of investments, operations in process, allowance for indirect loan losses and dividends payable

The methodologies and assumptions used by the Group to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)
Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are considered for the incurred losses of these loans. As of December 31, 2024, and 2023, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

(ii)
Assets for which fair values approximate their carrying value - For financial assets and financial liabilities that are liquid or have a short-term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This three month is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments

(iii)
Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest-bearing deposits is based on discounted cash flows using prevailing market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. When quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

30.12	Fiduciary activities, management of funds and pension funds -
The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes allocations and purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in a fiduciary capacity are not included in these consolidated financial statements. These services give rise to the risk that the Group will be accused of mismanagement or under-performance.

As of December 31, 2024, and 2023, the value of the net assets under administration off the balance sheet (in millions of soles) is as follows:

	2024	2023
Investment funds and mutual funds	64,430	55,773
Equity managed	39,372	35,016
Pension funds	32,437	36,867
Bank trusts	6,120	3,949
Total	142,359	131,605

31	COMMITMENTS AND CONTINGENCIES

Legal claim contingencies

i)	Madoff Trustee Litigation and Fairfield Litigation -

In September 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (BLMIS) and the substantively consolidated estate of Bernard L. Madoff (the Madoff Trustee) filed a complaint (the Madoff Complaint) against ASB (now ASB Bank Corp.) in the U.S. Bankruptcy Court for the Southern District of New York (the Bankruptcy Court). The Madoff Complaint sought recovery of approximately US$120.0 million in principal amount from ASB Bank Corp., which the Madoff Complaint alleged was equal to the amount of redemptions between the end of 2004 and the beginning of 2005 of ASB-managed Atlantic U.S. Blue Chip Fund assets invested in Fairfield Sentry Limited (Fairfield Sentry), together with fees, costs, interest and expenses. The Madoff Complaint sought the recovery of these redemptions from ASB Bank Corp. as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry, which Fairfield Sentry in turn subsequently transferred to ASB Bank Corp.
Otherwise, in April 2012, Fairfield Sentry (In Liquidation) and its representative, Kenneth Krys (the Fairfield Liquidator), filed a complaint (the Fairfield Complaint) against ASB (now ASB Bank Corp.) in the Bankruptcy Court. The Fairfield Complaint sought to recover approximately US$115.2 million in principal amount from ASB Bank Corp., representing the amount of ASB’s Bank Corp. redemptions of certain investments in Fairfield Sentry, together with fees, costs, interest and expenses. These were essentially the same funds that the Madoff Trustee sought to recover in the Madoff Trustee litigation as described above.
On January 30, 2024, (i) the Madoff Trustee and ASB Bank Corp. entered into a release and settlement agreement (the “Madoff Settlement”), and (ii) the Fairfield Liquidator and ASB Bank Corp. simultaneously entered into a release and settlement agreement (the “Fairfield Settlement”), which settlements, without admission of liability, have resolved all disputes related to the Madoff Complaint and the Fairfield Complaint, described in previous paragraphs.
Under the terms of such agreements, after approval of the Madoff Settlement by the Bankruptcy Court, among other things, ASB Bank Corp. would pay the Madoff Trustee the amount of US$42,750,000.00 (the Settlement Amount) and the Madoff Trustee and the Fairfield Liquidator would dismiss the Madoff Complaint and the Fairfield Complaint, as applicable, with prejudice and without costs to either party. On March 18, 2024, the Bankruptcy Court approved the Madoff Settlement. On April 3, 2024, ASB Bank Corp. paid the Madoff Trustee the Settlement Amount. On April 5, 2024, the Madoff Trustee dismissed the Madoff Complaint with prejudice and without costs to either party and on April 8, 2024, the Fairfield Liquidator dismissed the Fairfield Complaint, with prejudice and without costs to either party. On September 6, 2024, the Second Circuit Court of Appeals confirmed the dismissal with prejudice of the previously pending appeal by the Fairfield Liquidator related to the Fairfield Complaint.
As a result, all litigation regarding the Madoff Complaint and the Fairfield Complaint has been fully and finally resolved and both the Madoff Complaint and Fairfield Complaint dismissed with prejudice.

ii)	Government Investigations -

The former chairman and the current vice chairman of the Board of Directors of Credicorp, in their respective capacities as Chairman of the Board and as a Director of BCP, were summoned as witnesses by Peruvian prosecutors, along with 26 other Peruvian business leaders, to testify in connection with a judicial investigation that is being carried out regarding contributions made to the electoral campaign of a political party in the 2011 Peruvian presidential elections. Our former chairman testified on November 18, 2019, and our vice chairman testified on December 9, 2019. The former chairman informed prosecutors that in 2010 and 2011 Credicorp made donations totaling US$3.65 million to Fuerza 2011 campaign (in total amounts of US$1.7 million in 2010 and US$1.95 million in 2011). These contributions were made in coordination with the General Manager of Credicorp at that time. While the amount of these contributions exceeded the limits then permitted under Peruvian electoral law, the law in place at that time provided no sanction for contributors, and instead only for the recipient of the campaign contribution.
The former chairman also informed prosecutors that in 2016, three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico) made donations totaling S/711,000 (approximately US$200,000) to the political party “Peruanos Por el Kambio”. These contributions were made in accordance with Peruvian electoral law and Credicorp’s own political contributions guidelines, wich were adopted in 2015.
The Peruvian Superintendencia del Mercado de Valores (‘SMV’ for its Spanish acronym) initiated a sanctioning process against Credicorp, for failing to disclose to the market, in due course, the political campaign contributions in the years 2011 and 2016. The SMV also initiated a sanctioning process against three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico), for failing to disclose to the market, in due course, the political campaign contributions made in connection with the 2016 presidential elections. The SMV notified Credicorp, BCP, Mibanco and Grupo Pacifico with first instance resolutions on these proceedings. Such resolutions imposed pecuniary sanctions (fines) on Credicorp and its three subsidiaries as a consequence of these sanctioning processes, Credicorp, BCP, Mibanco and Grupo Pacifico appealed the resolutions. As the appeals were not resolved within the term provided by law Credicorp and each of the three subsidiaries proceeded to file administrative lawsuits against the SMV's Resolution (due to negative administrative silence). However, Credicorp and its three subsidiaries proceeded to pay the fines imposed by the SMV, in compliance with the provisions of Peruvian law. In the Judiciary, first-instance resolutions have declared unfounded the claims against the SMV resolutions imposing fines on Credicorp, BCP, Mibanco and Grupo Pacífico. Credicorp and its three subsidiaries have appealed, so that the first-instance resolutions are reviewed in second instance. A substantive hearing date is pending to be set.
Credicorp is of the opinion that the contributions made and the sanctioning processes related to the SMV do not represent a significant risk of material liability for the Group. Furthermore, these processes may not have a negative effect on the Group's business or financial situation, given that the fines imposed by the SMV have already been paid.
On November 11, 2021, Credicorp disclosed that its incoming CEO, Mr. Gianfranco Ferrari de las Casas, informed the company that he was notified of a Prosecutor’s Decision issued by the Corporate Supraprovincial Prosecutor’s Office Specialized in Officer Corruption Offenses Special Team - Fourth Court Division (“Fiscalía Supraprovincial Corporativa Especializada en Delitos de Corrupción de Funcionarios Equipo Especial - Cuarto Despacho”, for its name in Spanish). Through such notice, Mr. Ferrari was informed that he has been included in the preparatory investigation carried out against Mr. Yehude Simon M. and an additional sixty-five (65) individuals on the grounds of, in his particular case,  alleged primary complicity in the alleged crime against the public administration, aggravated collusion, incompatible negotiation or improper use of position and criminal organization detrimental to the Peruvian State, in connection with the financial advisory services provided by BCP Stand - alone to the Olmos Project.

On June 21, 2024, Mr. Gianfranco Ferrari was notified of Resolution 6 issued by the Fifth National Preliminary Investigation Court of the National Superior Court of Specialized Criminal Justice in Peru (“Quinto Juzgado de Investigación Preparatoria Nacional de la Corte Superior Nacional de Justicia Penal Especializada”, for its name in Spanish). Through such notice, Mr. Ferrari was informed of the dismissal of the case in regards of the investigation against Mr. Ferrari for the crime of collusion against public administration. Consequently, such Court ordered the final closure of the judicial process (ie, dismissal) against Mr. Ferrari.

32	SUBSEQUENT EVENTS

From December 31, 2024, until the date of this report, no significant event has occurred which affects the consolidated financial statements.

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